UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2009

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  STMicroelectronics’ 2008 Dutch Statutory Annual Report, including the 2008 IFRS Statutory Accounts.

STMICROELECTRONICS N.V.
ANNUAL REPORT 2008

In accordance with new statutory provisions, the sole member of the Managing Board and the Chief Financial Officer of STMicroelectronics state that to the best of their knowledge:

1.
the annual financial statements, as shown on pages 56 to 173 of this report provide a true and fair view of the assets, liabilities, financial position and result for the 2008 financial year of STMicroelectronics and its subsidiaries included in the consolidated statements;

2.
the annual report, as shown on pages 7 to 173 of this report provides a true and fair view of the state of affairs as at the balance sheet date and the course of events during the 2008 financial year of STMicroelectronics and its subsidiaries, details of which are included in the financial statements; furthermore, the annual report provides information on any material risks to which STMicroelectronics is exposed.

Carlo Bozotti,

Sole member of the Managing Board,
President and Chief Executive Officer

2008 Annual Report of STMicroelectronics N.V.
2 of 180 pages

This 2008 statutory annual report is been approved and duly signed on April 15 2009 for presentation to the STMicroelectronics N.V. 2009 Annual General Meeting of shareholders by:

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

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Carlo Ferro (Executive Vice President, Chief Financial Officer)

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THE SUPERVISORY BOARD

Antonino Turicchi (Chairman – reappointed as Chairman of the Supervisory Board on May 20, 2008)

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Gérald Arbola (Vice Chairman)

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Raymond Bingham

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Douglas Dunn

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Didier Lamouche

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Didier Lombard

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Alessandro Ovi

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Bruno Steve

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Tom de Waard

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Matteo del Fante (Resigned from the Supervisory Board member on May 20,2008)

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2008 Annual Report of STMicroelectronics N.V.
3 of 180 pages

Table of contents1
Message from the President	5

1. Corporate overview	7
1.1. History & development of STMicroelectronics	7
1.2. Strategy & objectives	7
1.3. Organization	7
1.4 Activities / product range	7
1.5 Sales & marketing	8
1.6 Research & Development	8
1.7 Sustainable Excellence	8

2. Report of the Managing Board	9
2.1 General	9
2.2. Business overview & performance	9
2.3 Risk management and internal control	31
2.4 Decree article 10	34

3. Report of the supervisory board	41
3.1. General	41
3.2. Composition of the Supervisory Board and its committees	41
3.3. Meetings and activities of the Supervisory Board	42
3.4 Supervisory Board Committees	46
3.5. Supervisory Board compensation	50
3.6. Financial statements 2008	50
3.7. Resolutions submitted to the AGM	51

4. Corporate Governance	52

5. Financial Statements	56
5.1. Consolidated Financial statements	57
5.2. Notes to the consolidated statement	61

6. Other information	174
6.1.Auditor’s report	176

7. Important dates	178
8. Glossary	179

[1] The director's report constitutes sections 1, 2 and 4 of this report

2008 Annual Report of STMicroelectronics N.V.
4 of 180 pages

Message from the President and CEO on the financial year 2008

Dear Shareholder,

2008 was a very challenging year for finance and industry worldwide. It was also a challenging year for STMicroelectronics, as we were confronted with three different - though somehow interconnected - crises.

We first had to face the financial crisis which significantly slowed down the creation of Numonyx, our flash-memory joint venture with Intel.

Then we were confronted with the currency crisis, which for several months brought the exchange rate between the European currency and the dollar to oscillate between 1.55 and 1.6. The very strong euro has shadowed the improvements we have made in our operating performance, as on average the dollar deteriorated by about 20% since 2006.

And then, in the last part of the year, the global economic crisis – probably the most dramatic one since the deep Depression of 1929 - hit us and the whole of the semiconductor industry.

Within this difficult context, 2008 was for STMicroelectronics a year of intense achievements and of important strategic reshaping of STMicroelectronics, as we focused our resources and investments in power applications and multimedia convergence with wireless and digital consumer:

•
First of all, thanks to a stronger product portfolio, our organic market share gain was rather significant. Basically, the market that we serve grew 2.5%; organically we grew 5%, therefore twice as fast as the market. And if we include the wireless business acquired from NXP our growth was as high as 10%. Consequently, we estimate we are approaching a record level of market share.

•
Second, we concluded the de-consolidation of our flash-memory business, and made giant steps in the consolidation of wireless business, moving towards the creation of a true world leader in semiconductors and platforms for mobile applications, first with the ST-NXP Wireless joint venture and, later on, with the inclusion of Ericsson’s EMP business.

•	Third, we moved further on to an asset lighter configuration as we concluded the year, as announced, with a 10% capital expenditure to sales ratio for fiscal year 2008.

•	And fourth, we focused on cash generation, closing 2008 with 659 million dollars net operating cash-flow before acquisitions.

Let me add a note on the 2008 bottom line. Including flash memories before deconsolidation, and the newly acquired NXP Wireless business, net revenues were $9,84 billions, and we reported a net loss of 58 cents of a dollar per share. However, looking closer into these numbers, we can see that because of acquisitions and the creation of new joint ventures, our bottom line was impacted by in-process R&D costs and impairment charges on tangible, intangible and financial assets and on Numonyx equity investment. We estimate that earnings per share, clean of those one-time or non-operating items and net of tax, were actually equal to 40 cents in 2008.

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Turning to 2009, we have four key priorities for STMicroelectronics:

•	First, 2009 will be a year focused on improving our competitiveness as we execute on the integration of the three components of the wireless joint venture with Ericsson Mobile Platforms.

•
Second, while we are working on re-modelling and resizing STMicroelectronics to the new level of demand, we are targeting to reduce our costs by over $700 million in 2009 in respect to STMicroelectronics’s fourth quarter 2008 cost base. The actions are a combination of the ongoing restructuring initiatives and additional programs, focused on resizing STMicroelectronics’s manufacturing operations and streamlining expenses, are being launched in January of this year. And I am afraid that this move will unfortunately affect about 4,500 net jobs worldwide in 2009. It’s always sad to take such decisions, but in the present extremely tough market conditions, the management’s priority must be that of safeguarding the competitiveness and long term viability of STMicroelectronics.

•
Third, we continue to advance our lighter asset strategy focused on careful management of our capital investments. As a result, we have set a capex budget of about $500 million for 2009, representing a 50% reduction in comparison to 2008.

•
And fourth, thanks to our strong and consistent investment in our product portfolio we are in a solid position to provide innovative products that will continue our momentum, driving STMicroelectronics to gain market share also in 2009, just as we did in 2008. As you know, we see two major blocks for STMicroelectronics as our domains for excellence: power applications around industrial and power conversion and multimedia convergence.  Our goal is to maintain or increase our leadership position in all those areas.

Summing it up, let me conclude by stating that this is a very difficult time for individuals, companies and markets, as the global economy appears to be resetting itself in a very compressed period of time.  Nonetheless, environments such as these also present opportunities.  Looking at STMicroelectronics, we have a number of strengths.  First, we have a solid balance sheet, a good credit rating and flexible funding alternatives.  Second, over the course of the last three years we have significantly strengthened our product portfolio, leading to a record market share.

Third, we have made major advances in the overhaul of our cost structure and today we have articulated a cost savings program of $700 million that will take effect in 2009.

I believe that we, at STMicroelectronics, have made the right strategic choices and are correctly executing on them.  I also believe that, as we started our restructuring process ahead of the severe economic downturn, we have a good momentum in place and are well positioned, relatively to the overall industry situation, in 2009. We are determined to take all of the appropriate initiatives required to face the new challenges we are confronted with. And therefore, I am confident we are correctly positioned to be among the companies that will emerge from the downturn in a better competitive position than before.

Carlo Bozotti
Sole member of the Managing Board
President and CEO

2008 Annual Report of STMicroelectronics N.V.
6 of 180 pages

1. Corporate overview

1.1. History and development of STMicroelectronics
STMicroelectronics N.V. (“STMicroelectronics”, “ST” or “STMicroelectronics”) is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications. According to the latest data from iSuppli, STMicroelectronics is the world’s fifth largest semiconductor company and the number one supplier of semiconductors for the industrial market, application-specific analog chips and power conversion devices.

STMicroelectronics was created in 1987 by the merger of SGS Microelettronica of Italy and Thomson Semiconducteurs of France. STMicroelectronics totals more than 50,000 employees, 16 advanced R&D units, 39 design and application centers, 15 main manufacturing sites and 78 sales offices in 36 countries.

We have our corporate legal seat in The Netherlands. Our corporate headquarters and the headquarters for Europe, the Middle East and Africa (EMEA) are seated in Geneva. The U.S. Headquarters are in Carrollton (Texas), Asia-Pacific is in Singapore, the Japanese operations in Tokyo and the ‘Greater China’ region is headquartered in Shanghai. Our shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange.

1.2. Strategy & objectives
The current economic environment has been severe, marked by a strong decline in demand for the semiconductor products declining sales, unsaturation of our production capacities and reduced visibility on market trands. In this difficult environment, we are focusing on maintaining and seeking to enhance our market share through the development of new products and by targeting new customers and sockets and increasing the loading of our fabs. In addition to the volatility in the global economic environment, the semiconductor indutry continues to undergo several significant structural changes. Our strategy within this challenging environment is designed to focus on the following complementary key elements: broad, balanced market exposure, product innovation, customer-based initiatives, a global integrated manufacturing infrastructure, reduced asset intensity, research and development partnerships, integrated presence in key regional markets, product quality excellence, sustainable excellence and compliance and creating shareholder value.

1.3. Organizational structure
 STMicroelectronics is a multinational group of wholly controlled companies with management organized in a matrix structure with geographical regions interacting with product divisions, and both being supported by central functions. The objective is to bring all levels of management closer to the customer and to facilitate communication among research and development, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through our subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by our company. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation. In 2008, we also entered into a major Flash Memory Joint Venture, Numonyx, in which we hold 48.6% as well as into a Wireless Joint Venture, ST-NXP Wireless, in which during 2008 we held 80%.

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1.4 Products and activities
STMicroelectronics produces one of the industry’s broadest ranges of semiconductor products, from discrete diodes and transistors through complex System-on-chips (SoC) devices to complete platform solutions that bundle chips with reference designs, application software, and manufacturing tools and specifications. Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods for a wide range of  microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems.

1.5 Sales
In 2008, we operated regional sales organizations in Europe, North America, Asia Pacific, Greater China, Japan, and Emerging Markets, which include Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA), Russia and India. As of January 1, 2009, the Emerging Markets organization has been merged into our Europe, North America and Asia Pacific organizations.

1.6 Research & Development
STMicroelectronics has maintained an unwavering commitment to R&D and is one of the industry’s most innovative companies. We believe that both Product & Technology and research and development are critical to our success and therefore we spend a major part of our revenues in R&D. The main challenge that we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor device, while ensuring that technological developments translate into profitable commercial products as quickly as possible. We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with partners, such as, among others, leading universities and research institutions, certain competitors, key customers and global equipment manufacturers. More information about our R&D activities can be read in chapter 2.3 Business Overview & performance in the Report of the Managing Board.

1.7 Sustainable Excellence
STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have made outstanding progress. For example: energy and water consumption per product unit have been reduced by 5% and 9% per year, respectively since 1994. CO2 emissions have been reduced by 61% over the same timescale. In 2006 and 2007 we achieved absolute reductions in CO2 emissions despite increased production volumes. Over the past 15 years, our sites have received more than 100 awards for excellence in all areas of Corporate Responsibility, from quality to corporate governance, social issues and environmental protection.

STMicroelectronics is a member of the key sustainability indices DJSI (Dow Jones Sustainability Index), FTSE4Good and ASPI (Advanced Sustainability Performance Index). Our corporate responsibility policy is detailed in our Principles for Sustainable Excellence, while our performance in terms of economic, social, environment, health & safety, product responsibility and supply chain issues are reported in detail in our annual Corporate Responsibility Report.

2008 Annual Report of STMicroelectronics N.V.
8 of 180 pages

2. Report of the Managing Board

2.1 General
In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, sole member of the Managing Board and President and Chief Executive Officer, was re-appointed in 2008 for a three-year term to expire at the end of our Annual Shareholders’ Meeting in 2011. Mr. Carlo Ferro, Chief Financial Officer and Mr. Alain Dutheil, Chief Operating Officer, report to Mr. Bozotti.

2.2. Business overview & performance

Full Year 2008 results highlights
2008 was marked by two major transactions which impacted our organization and operations:

In the field of flash memories, we created on March 30, 2008 an independent semiconductor Flash Memory Company called Numonyx BV (“Numonyx”) in which we hold 48.6% of the shares, Intel owns 45.1% of the shares, and Francisco Partners the remaining 6.3%.

In the field of wireless communication products, we have created as of August 2, 2008 a new Wireless Product Sector resulting from the combination of our wireless business with the wireless business of NXP Semiconductors in a joint venture ST-NXP Wireless, in which we held 80% and NXP-Semiconductors 20% until February 1st, 2009. On August 20th, 2008 we announced an agreement with Ericsson for the combination of Ericsson Mobile Platforms (EMP) business with ST-NXP Wireless in a 50/50 joint venture between ST and Ericsson named “ST-Ericsson” which began operations effective February 1st, 2009

Our 2008 net revenues decreased 1.6% due to the deconsolidation of the Flash Memory Group (FMG) at the end of the first quarter of 2008, following the creation of Numonyx and despite the positive contribution received from the acquired NXP wireless business. FMG revenues accounted for $299 million in 2008 and $1,364 million in 2007, while the NXP wireless contribution accounted for $491 million in 2008. Excluding FMG and the NXP wireless business, our revenues in 2008 would have registered a 4.8% increase over 2007, therefore exceeding the SAM’s performance. Such growth was due, in particular, to an improved product mix and, partially, to an increase in units sold.

Our gross profit was slightly declining in 2008 compared to 2007 due to the lower revenues, the significant negative impact of the U.S. dollar exchange rate, the charges associated with unused capacity in our fabs and the inventory step-up one-time charge related to the purchase accounting for the NXP wireless business. However, excluding the inventory step-up one time charge, our gross margin improved to 34.2% of net revenues compared to 33.0% in 2007.

Our selling, general and administrative expenses increased by approximately 11% mainly due to the impact of the weakening U.S. dollar exchange rate and the additional expenses originated by the increased activities following the recent acquisitions. In 2008, such expenses included $37 million for share-based compensation, which was the same amount we had registered in 2007, and the amortization of some intangible assets related to acquisitions.

Our research and development expenses increased approximately 19% for several reasons, mostly due to higher expenses originated by the expansion of our activities following the acquisition of Genesis and a 3G wireless design team, as well as those associated with the integration of the NXP wireless business. The negative impact of the U.S. dollar exchange rate also contributed to the increase. Such higher expenses, however, were partially offset by the benefits of the FMG deconsolidation.

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Research and development expenses in 2008 also included $24 million of share-based compensation charges, compared to $22 million in 2007. In 2008, however, we benefited from $117 million recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, however under different terms and conditions; as such, in the past they were not shown as a reduction in research and development expenses but considered as ‘Other income’ in the Consolidated Statements of Income.

Our operating result significantly improved compared to 2007 moving from a loss to an operating profit, primarily due to lower impairment charges and improved business and operating performances during the period, despite the significant negative impact of fluctuations in the U.S. dollar exchange rate. Impairment, restructuring charges and other related closure costs continued to materially impact our results, although they decreased significantly compared to the previous year. In 2008 this expense was mainly comprised of $105 million originated by the FMG assets disposal, while in 2007 they were $1,167 million still mainly related to FMG assets disposal.

As of December 31, 2008, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, with a par value of $415 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $242 million after having recognized other than temporary impairment charges. We have launched a legal action against Credit Suisse Securities LLC seeking to reverse the unauthorized purchases of such Auction Rate Securities and recover our losses including but not limited to the $173 impairment posted through December 31 2008.

In 2008 we registered a loss on equity investments related to our Numonyx investment, which was comprised of $485 million as an impairment of our Numonyx evaluation and $60 million as an equity loss related to our share of the Numonyx loss that was recognized by us in the third and fourth quarters with one-quarter lag reporting. The impairment of our investment in Numonyx was required in light of (i) the turmoil in the financial markets and its resulting impact on the market cap of the industry, and (ii) the deviation from plan in Numonyx’s 2008 results and 2009 most recent forecast, since our evaluation is primarily based on their operating performance in terms of cash flow, revenues and EBITDA.

In 2008, we reported a net loss of $518 million, compared to a net loss of $433 million in 2007. The net loss attributable to the Equity holders of STMicroelectronics was $ 519 million, comparable to $ 439 million in 2007. Our performance in 2008 was negatively impacted by the impairment charge associated with our equity investment in Numonyx, the additional loss recorded for the FMG deconsolidation, the one-time elements of the purchase accounting used for the NXP wireless business and the adverse impact of fluctuations in the U.S. dollar exchange rate. During 2007, there was a significant amount of impairment on the FMG deconsolidation once those assets were reclassified for sale, significant restructuring charges and a material negative effect of the weakening U.S. dollar exchange rate. Loss per share in 2008 was $(0.58) compared to $(0.49) in the prior year. The total impairment, restructuring charges and other specific items accounted for an approximate $(1.27) loss net of taxes per diluted share in 2008, while they accounted for $(1.29) per diluted share in the same period in the prior year.

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2008 Business Overview
We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to provisional industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on forecasted 2008 total market sales and we held leading positions in sales of Analog Products and Application Specific Integrated Circuits (or “ASICs”). Based on provisional 2008 results published by iSuppli, we believe we were ranked number one in industrial products, number two in analog products and number three in wireless and automotive electronics. Based on most recent industry results, we also believe we ranked as a leading supplier of semiconductors in 2008 for consumer and portable applications of motion-sensing chips (“MEMS”), set-top boxes, power management devices and for the inkjet printer market. Our major customers include Bosch, Cisco, Continental, Delphi, Delta, Garmin, Hewlett-Packard, LG Electronics, Nagra, Nintendo, Nokia, Philips, Research in Motion, Samsung, Seagate, Sharp, Siemens, Sony Ericsson, Thomson and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Future Electronics, Rutronik, and Yosun.

The total available market for semiconductor industry is defined as the “TAM,” while the serviceable available market, the “SAM,” is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAM”), optoelectronics devices and Flash Memories).

In 2008, the semiconductor industry was negatively impacted by the difficult conditions in the global economy, which resulted in a sharp downturn that started in the beginning of the second half and further accelerated in the last quarter. These deteriorated conditions caused the TAM to decline in 2008 compared to the previous year, while the SAM registered low-digit growth overall, with a significantly negative performance in the last quarter of 2008.

Based upon recently published industry data by the World Semiconductor Trade Statistics (“WSTS”), the TAM was $249 billion, a decline of 2.8% compared to the previous year. The SAM reached $155 billion, which translated into an increase of 2.5% year-over-year.

Our revenues as reported in 2008 were $9,842 million, a decline of 1.6% over 2007. Excluding the Flash segment and revenues from the recently consolidated NXP wireless business, our growth in revenues was 4.8%, which was significantly above the growth of the TAM and the comparable SAM. This performance reflected double digit or high single digit growth rates in all main market applications except for Computer, which experienced more moderate growth, and Automotive, which declined on a year-over-year basis.

In 2008, our effective exchange rate was $1.49 for €1.00, which reflects actual exchange rate levels and the impact of cash flow hedging contracts, compared to an effective exchange rate of $1.35 for €1.00 in 2007. In the fourth quarter of 2008 our effective exchange rate was $1.40 for €1.00, while in the third quarter of 2008 and in the fourth quarter of 2007 our effective exchange rate was $1.54 and $1.43, respectively, for €1.00.

Our gross margin as reported for the fiscal year 2008 increased with 50 basis points to 33.1%, mainly driven by the repositioning of our product portfolio (i.e., Flash deconsolidation and the consolidation of the NXP wireless business) and an overall improvement in our manufacturing performance. Our gross margin, however, was negatively impacted by $110 million related to the fair-value step-up adjustment required in the purchase accounting of the newly acquired NXP wireless business inventory. Excluding such one-time item, the 2008 gross margin would have increased to 34.2% of revenues.

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Furthermore, our 2008 gross margin was affected by currency fluctuations, which negatively impacted our results by approximately 160 basis points, and significant underutilization charges registered in the last quarter of the year.

Our operating expenses, comprising selling, general and administrative expenses as well as research and development, increased in 2008 compared to 2007 due to the increased activities associated with the recent acquisitions and the significantly unfavorable U.S. dollar exchange rate and recent acquisitions. Our R&D expenses in 2008 were net of $117 million of tax credits associated with our ongoing programs following the amendment of a law in one of our jurisdictions where these credits have been directly related to the amount of the expenses. In 2007, similar credits were registered as Other income.

In 2008, we continued certain ongoing restructuring activities and also implemented new headcount reduction programs to streamline our structure in light of the current adverse market conditions. This resulted in a total impairment and restructuring charges for the year 2008 of approximately $367 million, which included a cost of $ 199 million in cost of sales related to our manufacturing programs, a cost of $ 33 million and $ 31 million in SG&A and R&D respectively related to our headcount reduction plans and a cost of $105 million in connection with the FMG deal closure and changes in certain terms of the transaction.

Our Other income in 2008 was supported by a favorable result in our currency exchange transactions and by the fundings to our research and development activities; Other expenses improved in 2008 mainly due to lower start-up costs.

Our as reported operating result in 2008 was a profit of $139 million compared to a loss of $406 million in 2007. In both years, our operating result was largely impacted by impairment, restructuring charges and other related closure costs, as well as specific one-time charges in 2008 associated with the purchase accounting for our acquisitions. In 2008, excluding such factors, which were booked for $105 million as impairment and restructuring charges and $110 million as inventory step-up in cost of sales, our operating performance would have been equivalent to a pro forma profit of $354 million. (For more information on our pro forma performance, see Item 5 “2008 vs. 2007 - Operating loss” below). In 2007, the equivalent operating pro forma profit, which also excluded one-time elements, would have been $840 million. The decrease in revenues and the material negative impact of the weakening U.S. dollar exchange rate were the main contributors to such a negative operating result.

The valuation of the fair value of our Auction Rate Securities – purchased for our account by Credit Suisse Securities LLC contrary to our instruction – required recording an other-than-temporary impairment charge of $127 million in 2008, bringing the total impairment on such Auction rate securities to $242 million at the end of 2008.

In 2008 we have launched a legal action against Credit Suisse Securities LLC (Credit Suisse), and on February 16, 2009 the arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded us approximately $406 million comprising compensatory damages as well as interests, attorneys’ fees and authorized us to retain interest of approximately $25 million that has already been paid. We have petitioned the United States court for the Southern District of New York seeking enforcement of the award. Credit Suisse is contesting this request. At collection of the payment we will transfer ownership of our unauthorized auction rate securities to Credit Suisse. In addition, we recorded a $11 million impairment on a Floating Rate Note issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008, whose recoverability has been estimated at half the nominal value.

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Finance income decreased slightly from $155 million as at December 31, 2007 to $145 million as at December 31, 2008 as a consequence of a decline in our available cash and cash equivalents due to the payment of approximately $1.7 billion related to the acquisition of NXP wireless and Genesis, in addition to less interest income received on our financial resources as a result of significantly lower U.S. dollar and Euro denominated interest rates compared to 2007. Furthermore, our Finance costs were increasing due to some additional long term debt proceeds.

In 2008, due to the deterioration of both the global economic situation and the Memory market segment, as well as the actual and projected results in our Numonyx memory joint venture, we assessed the fair value of our investment and recorded a $485 million other-than-temporary impairment charge on the line Earnings (loss) on equity investment in associates in the consolidated statements of income. The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies applied to Numonyx’s current and projected revenues and EBITDA. In addition, in 2008 we registered a $60 million equity loss related to our proportional stake in Numonyx.

In summary, our profitability during 2008 was negatively impacted by the following factors:

-	The negative pricing trend;

-	The additional impairment and other restructuring charges related to our ongoing programs;

-	The impairment loss recorded on our equity investment in Numonyx;

-	The weakening of the U.S. dollar exchange rate;

-	The one-time items related to the purchase accounting for acquisitions; and

-	The other-than-temporary loss on financial assets.

The factors above were partially offset by the following favorable elements:

-	Our improved product mix, which contributed to our revenues; and

-	The improvements in our manufacturing performance.

2008 was a critically important year for advancing the repositioning of our product portfolio, with our resources and investments focused on power applications and multi-media convergence with wireless and digital consumer.

For full year 2008, we made significant progress as we gained market share with a strong product portfolio, approaching a record level.

We also generated net operating cash flow of $161 million for the fourth quarter of 2008 and $1,955 million for the full year, excluding payments for mergers and acquisitions transactions. As a result, despite a more difficult market environment, we maintain our objective to finish 2008 with a solid financial position.

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Product segment reorganization
We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. As of August 2, 2008, following the acquisition of the NXP wireless business, our product families comprised differentiated application-specific products (which we define as being our dedicated analog, mixed-signal and digital ASIC and Application Specific Standard Products (“ASSP”) offerings and semi-custom devices) that we organized under our Automotive, Consumer, Computer and Telecom Infrastructure Product Groups (“ACCI”) and Wireless Products Sector (“WPS”) and power devices, microcontrollers, discrete products, special nonvolatile memory and Smartcard products organized under our Industrial and Multi-segment Products Sector (“IMS”). Our ACCI and WPS products, which are generally less vulnerable to market cycles than standard commodity products, accounted for 42.0% and 20.6% of our reported net revenues in 2008, respectively. Our IMS product accounted for 33.8% of our reported net revenues in 2008, while sales of our deconsolidated FMG products, which occurred in Q1 2008 prior to the contribution of our Flash Memory business to Numonyx, accounted for 3.0% of our reported net revenues in 2008.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal oxide semiconductor (“DMOS”) technology and Bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for SoC and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Beginning on January 1, 2007, and until August 2, 2008, we reported our semiconductor sales and operating income in the following product segments:

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Application Specific Groups (“ASG”), comprised of four product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multi-media & Communications Group (“MMC”), Automotive Products (“APG”) and Computer Peripherals (“CPG”);

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Industrial and Multi-segment Sector (“IMS”), comprised of Analog, Power, and Micro-Electro-Mechanical Systems (“APM”) segment, and Microcontrollers, non-Flash, non-volatile Memory and Smartcard products; and

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Flash Memories Group (“FMG”). As of March 31, 2008, following the creation with Intel and Francisco Partners of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting under the FMG segment.

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Starting August 2, 2008, following the creation of ST-NXP, we reorganized our product groups. A new segment called Wireless Product Sector (“WPS”) was created to report wireless operations. The product line Mobile, Multi-media & Communications Group (“MMC”), which was a part of the segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remainder of ASG is now comprised of Automotive, Consumer, Computer and Telecom Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

-	Automotive, Consumer, Computer and Telecom Infrastructure Product Groups (“ACCI”), comprised of three product lines:

o	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

o	Automotive Products Group (“APG”); and

o	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

-	Industrial and Multi-segment Products Sector (“IMS”), comprised of:

o	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Micro, non-Flash, non-volatile Memory and Smartcard products (“MMS”).

-	Wireless Products Sector (“WPS”), comprised of three product lines:

o	Wireless Multi Media (“WMM”);

o	Connectivity & Peripherals (“C&P”); and

o	Cellular Systems (“CS”).

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology research and development as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common research and development for process technology and manufacturing capacity for most of their products.

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Strategy
Impacted by the strong financial and economic difficulties affecting the global economic environment, the semiconductor industry also continues to undergo several significant structural changes characterized by:

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the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years;

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the strong development of new emerging applications in areas such as wireless communications, solid-state storage, digital TV, video products and games as well as for medical and technology applications;

-	the importance of the Asia Pacific region, particularly China and other emerging countries, which represent the fastest growing regional markets;

-	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

-	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

-	the expansion of available manufacturing capacity through third-party providers; and

-	the recent consolidation process, accelerated by current economic conditions, which may lead to further strategic repositioning and reorganization amongst industry players.

Our strategy within this challenging environment is designed to focus on the following complementary key elements:

Broad, balanced market exposure
We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital, analog and mixed-signal applications. Within our analog business, we have focused on developing advanced analog products, which generally have long life cycles. We target five key markets comprised of: (i) communications, primarily wireless and portable multi-media; (ii) computer peripherals, including data storage and printers; (iii) digital consumer, including set-top boxes, high definition DVDs, high definition digital TVs, multi-media players and digital audio; (iv) automotive, including engine, body and safety, car radio, car multi-media and telematics; and (v) industrial and multi-segment products, including MEMS, power supply, motor- control, lighting, metering, banking and Smartcard.

Product innovation
We aim to be leaders in multi-media convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for digital consumer and car navigation; and (ii) power applications, which are driving system solutions for customer specific applications.

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We have the knowledge and financial resources to develop new, leading edge products, such as digital base band and multi-media solutions for wireless, MEMS, digital consumer products focused on set-top boxes and digital TVs, SoC offerings in data storage and system-oriented products for the multi-segment sector. We are also targeting new end markets, such as medical and biotech applications.

In the area of platform and Chipset solutions for wireless applications, in 2008 we combined our wireless business with NXP’s to create ST-NXP Wireless and, subsequently, combined that business with the Ericsson Mobile Platform business to form a 50/50 joint venture, ST-Ericsson, which began operations on February 1, 2009.

Customer-based initiatives
Our sales strategy is to grow faster than the market. There are four tenets to this strategy. First, we work with our key customers to identify evolving needs and new applications in order to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers to exchange information and which give our customers access to our process technologies and manufacturing infrastructure.

Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our market share has been historically quite low. Thirdly, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. Finally, we have focused on two regions as key ingredients in our future sales growth, Greater China and Japan, where we have launched important marketing initiatives.

Global integrated manufacturing infrastructure
We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS and BCD technologies as well as our discrete technologies. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. In order to have adequate flexibility, we continue to maintain relationships with outside contractors for foundry and back-end services and plan to, over time, increase our outsourcing levels.

Reduced asset intensity
While confirming our mission to remain an integrated device manufacturing company, and in conjunction with our decision to pursue the strategic repositioning of our product portfolio, we have decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the impact of depreciation on our financial performance. We have been able to reduce the capex-to-sales ratio from a historic average of 26% of sales during the period of 1995 through 2004, to approximately 10% of sales in 2008. Our capital expenditure budget for 2009 is approximately $500 million, representing a 50% reduction compared to 2008.

Research and development partnership
The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the research and development of state-of-the-art processes. These higher costs and technological risks have driven us to enter into cooperative partnerships, in particular for the development of basic CMOS technology. From 2002 until December 2007, we cooperated with Freescale Semiconductor and NXP Semiconductors under the Crolles2 Alliance to develop process technology related to the deep submicron CMOS as well as to construct and operate a twelve inch pilot line in Crolles. In 2008 we began cooperating with IBM to develop the CMOS process technology for 32-nm and 22-nm nodes.

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Pursuing our long lasting cooperation in Crolles with CEA Leti, we are also leading a consortium of large companies and French government labs that will work under the guise of a new R&D program, Nano 2012, whose purpose is to develop new technologies for the creation and production of the next generation of embedded circuits, as well as proprietary derivatives using advanced CMOS technology. For such projects we plan to also benefit from funding provided by the French Government pursuant to a program approved by the EU on January 28, 2009.

We remain convinced that the shared R&D business development model contributes to the fast acceleration of the semiconductor process technology development, and we therefore remain committed to our strategy of forming alliances to reinforce cooperation in the area of technology development. Furthermore, we are continuing our development in the proprietary process technologies in order to maintain our leadership in Smart Power, analog, discretes, MEMS and mixed signal processes.

Integrated presence in key regional markets
We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having design and sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have major front-end manufacturing facilities in Europe and Asia. Our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore, Philippines and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.

Product quality excellence
We aim to develop the quality excellence of our products and in the various applications we serve and we have launched a company-wide Product Quality Awareness program built around a three-pronged approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality and discipline in execution.

Sustainable Excellence and Compliance
In 2008, we continued our program focusing on sustainable excellence and compliance. Ethics training deployed through all levels of our organizations is based on our “Principles for Sustainable Excellence” (“PSE”) which requires us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners.

Creating Shareholder Value
We remain focused on creating value for our shareholders, which we measure in terms of return on net assets in excess of our weighted average cost of capital. In the current economic environment, we are also focused on maintaining our financial position.

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Sales, Marketing and Distribution
In 2008, we operated regional sales organizations in Europe, North America, Asia Pacific, Greater China, Japan, and Emerging Markets, which include Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA), Russia and India. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

The European region is divided into seven business units: automotive, consumer and computers, Smartcard, telecom, EMS, industrial, and distribution. Additionally, for all products, we actively promote and support the sales through our sales force, field application engineers, supply-chain management and customer-service, and technical competence center for system-solutions, with support functions provided locally.

In the North America region, the sales and marketing team is organized into six business units. They are headquartered near major centers of activity for either a particular application or geographic region. Each regional business unit has a sales force that specializes in the relevant business sector, providing local customer service, market development and specialized application support for differentiated system-oriented products. This structure allows us to monitor emerging applications, to provide local design support, and to identify new products for development in conjunction with the various product divisions as well as to develop new markets and applications with our current product portfolio.

In the Asia Pacific region, the sales and marketing organization is managed from our regional headquarters in Singapore and it is organized into seven business units and central support functions. The business units are comprised of sales, marketing, customer service, technical support and competence center. We have sales offices in Korea, Malaysia, Thailand, the Philippines, Vietnam, Indonesia and Australia.

In the “Greater China” region, which encompasses China, Taiwan and Hong Kong, our sales, design and support resources are designed to expand on our many years of successful participation in this quickly growing market, not only with transnational customers that have transferred their manufacturing to China, but also with domestic customers.

We believe that we were one of the leading semiconductor suppliers in China in 2008. The Greater China market is expected to grow faster than other regions in the next few years according to industry analysts.

In Japan, the large majority of our sales have historically been made through distributors, as is typical for foreign suppliers to the Japanese market. However, we are now seeking to work more directly with our major customers to address their requirements. We provide marketing and technical support services to customers through sales offices in Tokyo and Osaka. In 2008, our sales grew by approximately 8% (43%, excluding FMG) in Japan, while the Japanese market declined by 0.6%.

Our Emerging Markets organization has included Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia as well as our design and software development centers in India and the Mediterranean area. As of January 1, 2009, Emerging Markets has been reallocated to the Europe, North America and Asia Pacific organizations.

The sales and marketing activities carried out by our regional sales organizations are supported by the product marketing that is carried out by each product division, which also include product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. We have initiated a program to expand our customer base. This program’s key elements include adding sales representatives, adding regional competence centers and new generations of electronic tools for customer support.

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Except for Emerging Markets, each of our regional sales organizations operates dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France; Phoenix, Arizona and Singapore.

We also use distributors and representatives to distribute our products around the world.

Research and Development in the area of new products
We believe that product research and development is critical to our success. The main R&D challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We are market driven in our research and development and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers. The research and development activities relating to new products are managed by the Product Segments and consist mainly of design activities.

We continue to make significant investments in R&D since we intend to increase our focus on innovative product development. However, current economic conditions may impair our ability to maintain our level of R&D investments. Therefore, we may need to become more focused across our broad range of product lines, and invest less in R&D to remain competitive in less performing product lines that are not central to our strategy.

To ensure that new technologies can be exploited in commercial products as quickly as possible, an integral part of our R&D philosophy is concurrent engineering, meaning that new fabrication processes and the tools needed to exploit them are developed simultaneously.

Our advanced R&D centers are strategically located around the world, including in France (Crolles, Grenoble, Tours and Rousset), Italy (Agrate and Catania), the United States (Phoenix, Carrollton, and San Diego), Canada (Ottawa), the United Kingdom (Bristol and Edinburgh), Switzerland (Geneva), India (Greater Noida and Bangalore), China (Beijing, Shenzhen and Shanghai), Singapore, Netherlands (Nijmegen), Germany (Nurnberg) and Belgium (Zaventem).

An array of important strategic customer alliances ensures that our R&D activities closely track the changing needs of the industry, while a network of partnerships with universities and research institutes around the world ensures that we have access to leading-edge knowledge from all corners of the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs.

Property, Plants and Equipment
In 2008 we operated 17 main manufacturing sites around the world, including Front-end manufacturing facilities which are wafer fabrication plants (fabs) and back-end facilities which are assembly, packaging and final testing plants. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix and customer demand. We had six 200-mm wafer production facilities in operation. Of these, three (at Crolles, France; Agrate, Italy; and Catania, Italy) have full design capacity installed as of December 31, 2008, and two Carrollton USA and Phoenix USA are in the process of being closed down.

We own all of our manufacturing facilities, except Crolles2 in France, which is the subject of leases for the building shell and some equipment that represents overall a small percentage of total assets.

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Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process.

As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision and excellence have become even more demanding.

Our existing capacity greatly exceeds current business demands as a result of the ongoing industry downturn. There has been a severe under loading that has resulted into unsaturation charges and cost inefficiencies despite our ongoing measures to reduce the activity of the fabs. No assurance can be given that we will be able to increase manufacturing efficiency in the future to the same extent as in the past or that we will not experience production difficulties in the future.

Finally, so as to reduce our capital investment requirements, thereby decreasing the burden of depreciation on our financial performance, as well as to address peaks in demand we also rely on external contractors primarily for wafer manufacturing services, but also for certain back end services. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

Intellectual Property
Intellectual property rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights (the two or three-dimensional layout of an integrated circuit). Including patents owned by ST NXP Wireless but excluding patents owned by Numonyx at the end of 2008, we owned close to 19,000 patents and pending patent applications which have been registered in several countries around the world, and which correspond to more than 9,000 patent families (each patent family containing all patents originating from the same invention). We filed 554 new patent applications around the world in 2008 (including patent applications originating from Genesis, NXP and NXP-Wireless, but excluding new patent applications transferred to Numonyx).

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. We intend to continue to seek patents on our circuit designs, manufacturing processes, packaging technology and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries.

We believe that our intellectual property represents valuable assets and intends to protect our investment in technology by enforcing all of our intellectual property rights. We have used our patent portfolio to enter into several broad patent cross- licenses with several major semiconductor companies. This enabled us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies. We intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions.

Competition
Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies.

Some may have substantially greater financial and more focused resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products.

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Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia.

Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

Our main competitors are: Analog Devices, Broadcom, Infineon Technologies, Intel, International Rectifier, Fairchild Semiconductor, Freescale Semiconductor, Linear Technology, LSI Logic, Marvell Technology Group, Maxim Integrated Products, Microchip Technology, National Semiconductor, NEC Electronics, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments and Toshiba.

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. Our ability to compete successfully depends on successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

Public Funding
We participate in certain programs established by the EU, individual countries and local authorities in Europe (principally France and Italy). Such funding is generally provided to encourage R&D activities, industrialization and the economic development of underdeveloped regions. These programs are characterized by direct partial support to research and development expenses or capital investment or by low-interest financing.

Some of our government funding contracts for research and development involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles2, Nano 2012, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (partial refund) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. However, the obligation to repay such funding is never automatic.

In France, we are also leading a consortium of large companies and French government labs that will work under the guise of a new R&D program, Nano 2012, whose purpose is to develop new technologies for the creation and production of the next generation of embedded circuits, as well as proprietary derivatives using advanced CMOS technology.

The main programs for R&D in which we are involved include: (i) the “Cluster for Application and Technology Research in Europe on NanoElectronics” (“CATRENE”) cooperative research and development program, which is the successor of MEDEA+; (ii) EU research and development projects with FP6 and FP7 (Sixth and Seventh Frame Program) for Information Technology; and (iii) national or regional programs for research and development and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Reduction in the amount of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations.”

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Suppliers
We use three main critical types of suppliers in our business:

1. Equipment suppliers: in the front-end process we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Advances in process technology cannot be brought about without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

2. Raw material suppliers: our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis.

3. External subcontractors: we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products.

Environmental Matters
Our manufacturing operations use many chemicals, gases and other hazardous substances. Therefore we are subject to a variety of environmental, health and safety regulations concerning the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes. As well as the investigation and remediation of soil and ground water contamination.

In most jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles for Sustainable Excellence, we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations. We have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2000 and with the technical specification ISO/TS16949:2002. In addition, all 15 of our manufacturing facilities have been certified to conform to the environmental standard ISO14001, to the Eco Management and Audit Scheme (EMAS) and to the Health and Safety standard OHSAS18001.

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2008 Key announcements
On January 15, 2008, we announced that the following individuals had been appointed as new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice President Andrea Cuomo, as Executive Vice President and General Manager of our Europe Region, who also maintains his responsibility for the Advanced System Technology organization and, as of January 2009, is General Manager of Europe, the Middle East and Africa; Loïc Lietar, as Corporate Vice President, Corporate Business Development; Pierre Ollivier, as Corporate Vice President and General Counsel; and Alisia Grenville as Corporate Vice President and Chief Compliance Officer.

On January 17, 2008, we acquired effective control of Genesis under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, we acquired the remaining common shares of Genesis that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis promptly thereafter. On closing, Genesis became part of our Home Entertainment & Displays business activity which is part of the new Automotive, Consumer, Computer and Telecom Infrastructure Product Groups segment.

On March 30, 2008, we, together with Intel and Francisco Partners announced the closing of our previously announced Numonyx joint venture. At the closing, we contributed our flash memory assets and businesses in NOR and NAND, including our Phase Change Memory (“PCM”) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6% equity ownership stake in common stock and $155.6 million in long-term subordinated notes. These long-term notes yield interest at appropriate market rates at inception. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners’ equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible stock of Francisco Partners includes preferential payout rights. In addition, Intel and Francisco Partners received long-term subordinated notes of $144.4 million and $20.2 million, respectively.

In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facility and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. Also at the closing, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from Intesa Sanpaolo S.p.A. and Unicredit Banca d’Impresa S.p.A. The loans have a four-year term and we and Intel have each granted in favor of Numonyx a 50% guarantee not joint and several, for indebtedness. At closing of the transaction, Numonyx had a cash position of about $585 million.

The closing of the transaction also includes certain supply agreements and transition service agreements for administrative functions between Numonyx and us. The transition service agreements have terms up to one year with fixed monthly or usage based payments. Numonyx’s cash position amounted approximately to $500 million as at December 31, 2008.

On April 10, 2008, we announced our agreement with NXP, an independent semiconductor company founded by Philips, to combine our respective key wireless operations to form a joint venture company with strong relationships with all major handset manufacturers. The new company is intended, through its scale, to better meet customer needs in 2G, 2.5G, 3G, multi-media, connectivity and all future wireless technologies. The transaction closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, started operations on August 2, 2008.

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At closing, we received an 80% stake in the joint venture and paid NXP $1,518 million net of cash received, including a control premium that was funded from outstanding cash. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in our wireless business. As at December 31, 2008, NXP owned a 20% interest in the venture; however, we and NXP agreed on a future exit mechanism for NXP’s interest, which involved put and call options based on the financial results of the business that was exercisable prior to the closing of our agreement with Ericsson, announced on August 20, 2008, to establish ST-Ericsson, as we had the right to an accelerated call, which we exercised in the first quarter of 2009 for $92 million.

At our annual general meeting of shareholders held on May 14, 2008, our shareholders adopted, inter alia, the following resolutions upon the proposal of our Supervisory Board:

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The reappointment for a three-year term, expiring at the end of our 2011 Annual General Meeting of Shareholders, of Carlo Bozotti as the sole member of the Managing Board and STMicroelectronics’s President and Chief Executive Officer;

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The reappointment for a three-year term, expiring at the end of our 2011 Annual General Meeting of Shareholders, for the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard and Mr. Bruno Steve;

-	The appointment for a three-year term, expiring at the end of our 2011 Annual General Meeting of Shareholders, as a member of the Supervisory Board of Mr. Antonino Turicchi;

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The distribution of a cash dividend of $0.36 per share, paid in four equal quarterly installments to shareholders of record in the month of each quarterly payment (our shares traded ex-dividend on May 19, 2008, August 18, 2008, November 24, 2008 and February 23, 2009; and

-	Authorization for 18 months to repurchase up to 10% of our issued share capital under certain limitations and in accordance with applicable law.

-	The reappointment for a two-year term, expiring at the end of our 2010 Annual General Meeting of Shareholders, of PricewaterhouseCoopers Accountants N.V. as our external auditors.

On August 20, 2008, we announced our agreement to merge ST-NXP Wireless into a 50/50 joint venture with EMP, and on February 3, 2009, the transaction closed. The joint venture begins as a major supplier to four of the industry’s top five handset manufacturers, who together represent about 80% of global handset shipments, as well as to other exciting industry leaders. Ericsson contributed $1.1 billion net to the joint venture, out of which $0.7 billion was paid to us. Prior to the closing of the transaction, we exercised our option to buy out NXP’s 20% ownership stake of ST-NXP Wireless. Alain Dutheil, presently CEO of ST-NXP Wireless and our Chief Operating Officer, leads the joint venture as President and Chief Executive Officer. Governance is balanced. Each parent appoints four directors to the board with Carl-Henric Svanberg, President and CEO of Ericsson, as the Chairman of the Board and Carlo Bozotti, our President and CEO, as the Vice Chairman. Employing about 8,000 people - roughly 3,000 from Ericsson and approximately 5,000 from us - the new global leader in wireless technologies is headquartered in Geneva, Switzerland.

On February 16, 2009, we announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded us, in connection with sales of unauthorized auction rate securities made to us by Credit Suisse Securities (USA) LLC (“Credit Suisse”), approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse.

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In addition, we are entitled to retain an interest award of approximately $25 million that has already been paid. At collection of the payment, we will transfer ownership of our portfolio of unauthorized auction rate securities to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York seeking enforcement of the award.

Liquidity and financial position
At December 31, 2008, cash and cash equivalents totaled $1,009 million, compared to $1,855 million as of December 31, 2007. As at December 31, 2008, STMicroelectronics had investments in marketable debt securities with an aggregate fair value of $893 million, composed of $651 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating excluding impaired debt securities as detailed below of Aa2/A+ and $242 million invested in auction rate securities, representing interest in collateralized obligations and credit link notes. The floating rate notes are reported as current assets on the line “Available-for-sale financial assets” on the consolidated balance sheet as at December 31, 2008, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years are classified as non-current assets on the line “available-for-sale financial assets” on the consolidated balance sheet as at December 31, 2008. All these debt securities are classified as available-for-sale and recorded at fair value as at December 31, 2008, with changes in fair value recognized as a separate component of “Other reserves” in the consolidated statement of changes in shareholders’ equity, except for those changes recognized as impairment of the financial assets in profit and loss.

As at December 31, 2008, given STMicroelectronics’s exposure to Lehman Brothers senior unsecured bonds for a maximum amount of €15 million, STMicroelectronics recorded an impairment of $11 million on floating rate notes issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008. This impairment charge, which represented 50% of the face value of these debt securities, was reported on the line “Impairment charge on marketable securities” in the consolidated statement of income for the year ended December 31, 2008. Fair value measurement relies on the information received from a major credit rating entity based on historical recovery rates. Except for the Lehman Brothers floating rate notes as described above, STMicroelectronics reported as of December 31, 2008 an after-tax decline in fair value on its floating rate note portfolio totaling $14 million due to the general widening of credit spreads associated with the financial market turmoil. STMicroelectronics estimated the fair value of these financial assets based on publicly quoted market prices. This change in fair value was recognized as a separate component of "Other reserves” in the consolidated statement of changes in shareholders’ equity since STMicroelectronics assessed that this decline in fair value was temporary and that STMicroelectronics was in a position to recover the total carrying amount of these investments in subsequent periods. Since the duration of the floating-rate note portfolio is only 2.45 years on average and the securities have a minimum Moody’s rating of “A2/A”, STMicroelectronics expects the value of the securities to return to par as the final maturity is approaching.

On the auction-rate securities, STMicroelectronics reported an impairment amounting to $127 million and $46 million in 2008 and 2007, respectively, which were immediately recorded in the consolidated statements of income on the line “Impairment charge on marketable securities”. Until December 31, 2007, the fair value of these debt securities, for which there are no observable secondary market trades, was measured: (i) based on the weighted average of available information from public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In 2008, no information regarding “mark-to-market” bids and “mark-to-model” valuations from the structuring financial institutions for these securities was available. Consequently, the fair value measure of these securities was based on a theoretical model using yields obtainable for comparable assets.

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The value inputs for the evaluation of these securities were publicly available indexes of securities with same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which STMicroelectronics believes approximates the orderly exit value in the current market.

The additional impairment recorded in 2008 reflected downgrading events on the collateral debt obligations comparing the relevant ABX indexes at a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indexes used for the evaluation.

STMicroelectronics sold $352 million of floating rate notes in 2008. The purpose of these sales was primarily to generate cash to fund the payment for NXP wireless business integration, as described in Note 4 to our Consolidated Financial Statements. In 2007, STMicroelectronics invested $536 million in floating-rate notes and $172 million in auction-rate securities, and sold $101 million of these debt securities, of which $40 million for sale of floating rate notes and $61 million for sale of auction-rate securities. No significant gain or loss was included in earnings as a result of these sales, as reported in the consolidated statements of income for the years ended December 31, 2008 and 2007.

Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our finance income (costs).

Liquidity
We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

Net cash from operating activities. Net cash from operating activities totaled $ 1,955 million in 2008, compared to $2,349 million in 2007, due to lower cash generated from operations.

Net cash used in investing activities. Net cash used in investing activities was $2,639 million in 2008, compared to $1,897 million in 2007. Payments for business acquisitions, net of cash received, were the main utilization of cash in 2008 for an amount of $1’694, including the NXP wireless business for $1,513 million and Genesis for $176 million. Payments for purchases of tangible assets were $984 million for 2008, decreasing compared to $1,141 million in 2007 as a result of our plan to control capital expenditures at or below 10% of revenues. We did not purchase any marketable securities in 2008, although we sold $352 million of Floating Rate Notes to finance part of our business acquisitions.

Capital expenditures for 2008 were principally allocated to:

•	the completion of capacity ramp-up as per Alliance program in our 300-mm fab in Crolles (France) and the acquisition of a portion of the tools from our partners

•	the upgrading and expansion of our 200-mm fab in Agrate (Italy) for BCDs and MEMS

•	the completion of the program of capacity expansion and the upgrading to finer geometry technologies of our 200-mm front-end facility in Rousset (France)

•	the capacity ramp-up for one of our discrete process families and upgrading of our 150-mm fabs in Singapore;

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•	the upgrading to leading edge technologies, down to 45 nm, of our 200-mm R&D fab in Agrate (Italy)

•	the capacity expansion of our back-end plants in Muar (Malaysia) and Shenzhen (China)

Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding restricted cash, payment for purchases of and proceeds from the sale of marketable securities and investment in and proceed from short-term deposits. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	2008	2007
Net cash from operating activities	1,955	2,349
Net cash used in investing activities	(2,991)	(1,508)
Net operating cash flow	(1,036)	841
Restricted cash, payment for purchase and proceeds from sale of marketable securities and investment in and proceed from short-term deposits	352	(389)

We had unfavorable net operating cash flow of $1,036 million in 2008, decreasing compared to net operating cash flow of $841 million in 2007, because of payments for the NXP wireless business and Genesis, which totaled $1,694 million – net of available cash. Excluding these payments, the net operating cash flow would have been $659 million in 2008.

Net cash used in financing activities. Net cash used in financing activities was $99 million in 2008, decreasing compared to $296 million used in 2007. The proceeds from long term debt, primarily from the European Investment Bank, to finance our activities, were higher than in 2007. As at December 31, 2008, we had paid only three-fourths of the quarterly dividends to shareholders, equivalent to $240 million, while the total amount of the prior year’s dividend, $269 million, had been paid in one installment as at December 31, 2007; furthermore, during 2008 we executed our share repurchase program, spending an aggregate amount of $313 million.

Capital Resources

Net financial position
Our net financial position: resources (debt), is representing the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness.

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The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2008:

	Year Ended December 31,
	2008	2007
	(in millions)
Cash and cash equivalents, net of bank overdrafts	$989	$1,855
Marketable securities, current	651	1,014
Short-term deposits	-	-
Restricted cash	250	250
Marketable securities, non-current	242	369
Total financial resources	2,132	3,488
Current portion of long-term debt	(123)	(103)
Long-term debt	(2,554)	(2,117)
Total financial debt	(2,677)	(2,220)
Net financial position	$(545)	$1,268

The net financial position as of December 31, 2008 resulted in a net debt position of $545 million, representing a significant decrease from the net cash position of $1,268 million as of December 31, 2007 due to the payments made for our business acquisitions. In the same period, both our cash position and our current marketable securities portfolio decreased significantly to $989 million and $651 million, respectively, while total financial debt increased to $2,667 million due to new long terms borrowing.

On July 28, 2008 we closed our previously announced deal to create a company with NXP from our wireless operations, which resulted in our providing a cash payment, net of cash received, of $1,518 million to NXP. Following the announcement of the transaction with Ericsson, we agreed in February 2009 to accelerate the call option to purchase NXP’s 20% interest in our wireless joint venture company for a payment of $92 million; Ericsson contributed $1.1 billion net to the joint venture, out of which $0.7 billion was paid to us. We also expect additional use of cash in the coming quarter due to the upcoming payment of the remaining quarterly cash dividend. With regards to our buyback plan, it was  completed as of December 31, 2008.

At December 31, 2008, the aggregate amount of our long-term debt, including the current portion, was $2,541 million, including $822 million of our 2016 Convertible Bonds and $703 million of our 2013 Senior Bonds (corresponding to the €500 million at issuance). Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $275 million. Furthermore, the aggregate amount of our and our subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $816 million as at December 31, 2008. We also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million were paid back as at December 31, 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at December 31, 2008. We also maintain uncommitted foreign exchange facilities totaling $773 million at December 31, 2008. At December 31, 2008, available short-term lines of credit were reduced by $20 million bank overdrafts. At December 31, 2007, amounts available under the short-term lines of credit were not reduced by any borrowing.

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Market Risk — About Financial Instruments
We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major risks to which we are exposed are related to the fluctuations of the U.S. dollar exchange rate compared to the Euro and the other major currencies, the coverage of our foreign currency exposures, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term convertible bonds (with a fixed rate) and floating rate senior bonds whose rate is fixing quarterly at LIBOR + 40bps. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. Due to the high volatility in the interest rates generated by the recent financial turmoil, in 2008 we determined that the swaps had not been effective since November 1, 2008 and the fair value hedge relationship was discontinued. Consequently, the swaps were designated as held-for-trading financial assets and reported at fair value as a component of “Other receivables and current assets” in the consolidated balance sheet as at December 31, 2008 for $34 million, since we intend to hold the derivative instruments for a short period of time that will not exceed twelve months. An unrealized gain was recognized in earnings from discontinuance date totaling $15 million and was reported on the line “Unrealized gain on financial assets” of the consolidated statement of income for the year ended December 31, 2008. We also have $250 million of restricted cash at fixed rate (Hynix Semiconductor-ST JV) partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, invested as term deposits and FRN marketable securities and, as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments. These FRN have a par value of $678 million, are classified as available-for-sale and are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity except if deemed to be other-than temporary. For that reason, as at December 31, 2008, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a purchase price of nearly €15 million, we recorded an other-than-temporary charge of $11 million, which represents 50% of the face value of these Floating Rate Notes, according to recovery rate calculated from a major credit rating company.

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The change in fair value of these instruments (excluding Lehman Brothers FRN) amounting to approximately $14 million after tax for the year ended December 31, 2008. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading.

As of December 31, 2008, we had Auction Rate Securities, representing interests in collateralized obligations and credit linked notes, with a par value of $415 million that were carried on our balance sheet as available-for-sale financial assets at an amount of $242 million.

We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The information above should be read in conjunction with Note 35 to our Consolidated Financial Statements.

2.3 Risk management and Internal control
Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•	Downturns and swings in the semiconductor industry, which can negatively affect our results of operations and financial conditions;

•
Reduction in demand or increase in production capacity for semiconductor products may lead to overcapacity, which in turn may require plant closures, asset impairments, restructuring charges and inventory write-offs.

•	Future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products.

•	Pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	Changes in the exchange rates between the U.S. dollar and the Euro and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•
Our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•
Our ability to perform the announced strategic repositioning of our Flash memories business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business;

•
Our ability in an intensely competitive environment to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have or are currently investing;

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•	Reduction in the amount of public funding available to us, changes in existing public funding programs or demands for repayment may increase our costs and impact our results of operations;

•	The anticipated benefits of research and development alliances and cooperative activities;

•
Our ability to obtain required licenses on third-party intellectual property on reasonable terms and conditions, the impact of potential claims by third parties involving intellectual property rights relating to our business, and the outcome of litigation;

•	The ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
Significant variations in our gross margin compared to expectations based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

•
Changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The results of actions by our competitors, including new product offerings and our ability to react thereto; and

•	The interests of our controlling shareholders, who are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests.

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Internal control
The Managing Board is responsible for ensuring that STMicroelectronics complies with all applicable legislation and regulations. As such, under the guidance of the Executive Vice President and Chief Financial Officer, who reports to the Managing Board, the Managing Board has established and implemented our internal risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

The effectiveness of our internal controls and procedures is evaluated regularly, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board.  Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our auditors, and to the Audit Committee of our Supervisory Board.

In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted ‘Corporate Standard Operating Procedures’ to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field.  We have over one hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc.  The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.

In short, our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

The Managing Board believes that the internal risk management and control systems in place provide a reasonable level of assurance that STMicroelectronics’ financial reporting does not include material misstatements. In relation to STMicroelectronics’ financial reporting, these systems operated effectively during 2008 and there are no indications that, in relation to STMicroelectronics’ reporting, these systems will not operate effectively in 2009.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2008 (in accordance with best practice provision III.1.8 of the Dutch Coporate Governance Code).

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2.4 Decree article 10

Announcements on the basis of Article 1 of the Dutch Decree on Article 10 of the Takeover Directive:

a. The authorized share capital of STMicroelectronics N.V. (the “Company”) amounts to EUR 1,809,600,000, divided into 1,200,000,000 ordinary shares and 540,000,000 preference shares, with a nominal value of EUR 1.04 per share. As of December 31, 2008, 910,293,420 ordinary shares were issued of which 10,532,881were repurchased (representing 3.96% of the issued share capital as per December 31, 2008). As of December 31, 2008, no preference shares were issued and outstanding.

b. STMicroelectronics does not have restrictions on the transfer of its ordinary and preference shares.

c. Holdings in STMicroelectronics that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) are2:

(i) STMicroelectronics Holding N.V 250,704,754 ordinary shares (representing 27.55% of the issued share capital as per December 31, 2008) through its wholly-owned subsidiary STMicroelectronics Holding II B.V. (diluted to 17.29% of the issued share capital if the option for preference shares held by Stichting Continuïteit ST is fully exercised);

(ii) Brandes Investment Partners, Inc3: 71,472,570 voting rights (or 7.85% of the issued share capital) through Brandes Investment Partners L.9P.; and

(iii)  Stichting Continuïteit ST option for 540,000,000 preference shares, representing up to 37.24% of the issued share capital post-issuance if fully exercised (and 59.33% of the issued share capital pre-issuance).

Furthermore, according to the information available on the website of the Dutch Authority for the Financial Markets (“Autoriteit Financiële Markten”) (the “AFM”), www.afm.nl, Capital Research and Management Company notified the AFM of it holding 40,024,500 voting rights (or 4.4% of the issued share capital).

d. STMicroelectronics does not have special controlling rights attached to its ordinary or preference shares.

e.  STMicroelectronics does not have any scheme granting rights to employees to subscribe for or acquire shares in STMicroelectronics’s share capital or the share capital of a subsidiary where the control is not directly exercised by the employees. However, key employees as determined by STMicroelectronics’s Unvested Share Award Plans are granted share awards  (as part of their compensation) with a staggered vested schedule pursuant to STMicroelectronics’s determined criteria. Supervisory board members are granted share awards that vest immediately.

[2]	The information is based on the information available on the website of the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten), www.afm.nl.

[3]
Brandes Investment Partners held 79,686,369 ordinary shares, representing approximately 8.8% of the issued share capital; according to information filed on Schedule 13G on February 12, 2009, Brandes Investment Partners’ ordinary shares in STMicroelectronics’s share capital are beneficially owned by the following group of entities: Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Wordwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffry A. Busby. Further information is available on the website of the U.S. Securities and Exchange Commission, www.sec.gov, and at the website of  STMicroelectronics, www.st.com.

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f.  STMicroelectronics does not have any restrictions on voting rights nor has it cooperated in the issuance of depositary receipts for shares. STMicroelectronics’s articles of association currently provide that in order to be able to attend a shareholders’ meeting, address the meeting and, if applicable, exercise their voting rights at such meeting, shareholders and other persons entitled to attend shareholders’ meetings must notify STMicroelectronics in writing of their intention to do so no later than three business days prior to the meeting and at the place mentioned in the notice convening the shareholders’ meeting. Shareholders and other persons entitled to attend shareholders’ meetings may only exercise said rights at the meeting for the shares from which they can derive said rights both on the day of referred to above and on the day of the meeting. The Managing Board or the Supervisory Board may determine a registration date determining that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at a determined registration date and as such are registered in a register designated thereto by the corporate body convening the shareholders’ meeting, regardless of who is a shareholders or otherwise a person entitled to attend at the time of the meeting if a registration date would not have been determined. The registration date cannot be set earlier than on the thirtieth day prior to the shareholders’ meeting. In the notice convening the shareholders’ meeting the time of the registration shall be mentioned as well as the manner in which shareholders and other persons entitled to attend shareholders’ meetings can register themselves and the manner in which they can exercise their rights. On STMicroelectronics’s website, www.st.com, under the caption “Investor Information – Annual General Meeting – How to vote at Annual General Meeting” further information is provided for (beneficial) shareholders holding shares through Euroclear France or Cede & Co as nominee of the Depositary Trust Company.

g.  STMicroelectronics does not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. STMicroelectronics has been informed that the shareholders’ agreement among STMicroelectronics Holding N.V.’s shareholders (the “STH Shareholders’ Agreement”), to which STMicroelectronics is not a party, governs relations between STMicroelectronics’s current indirect shareholders, Commissariat à l’Energie Atomique (“CEA”), Areva Group (“Areva”), Cassa Depositi e Prestiti S.p.A. (“CDP”) and Finmeccanica S.p.A. (“Finmeccanica”), each of which is ultimately controlled by the French or Italian government. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of STMicroelectronics Holding N.V. before STMicroelectronics Holding N.V. can make any decision with respect to certain actions to be taken by STMicroelectronics. The STH Shareholders’ Agreement permits the respective French and Italian indirect shareholders to cause STMicroelectronics Holding II B.V. to dispose of its stake in STMicroelectronics at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in STMicroelectronics’s ordinary shares to 10.5%.

STMicroelectronics was informed that on February 26, 2008, pursuant to its rights under the STH Shareholders’ Agreement, FT1CI agreed to purchase 26,034,141 of STMicroelectronics’s ordinary shares from Finmeccanica, with financing provided by CEA, which, as a result of such financing became at the end of 2008 a shareholder of FT1CI. There now exists a balance period between the shareholders through to March 17, 2011, and the 9.5% threshold respectively for STMicroelectronics’s French and Italian shareholders increased to 10.5%.

Furthermore, as permitted by STMicroelectronics’s articles of association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. These requirements for the prior approval of various actions to be taken by STMicroelectronics and STMicroelectronics’s subsidiaries may give rise to a conflict of interest between STMicroelectronics’s interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of the Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry.

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Furthermore, STMicroelectronics’s ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level and STMicroelectronics’s ability to buy back shares may be limited by Dutch law that may require shareholders that own more than 30% of STMicroelectronics’s voting rights to launch a public offer for STMicroelectronics’s outstanding shares. Dutch law, however, requires members of the Supervisory Board to act independently in supervising our management and to comply with applicable Dutch and non-Dutch corporate governance standards.

On October 28, 2007, the Dutch legislation implementing Directive 2004/25/EC on takeover bids (the “Takeover Directive”) entered into force. This new Dutch legislation requires a shareholder who (individually or jointly) obtains control to launch an offer to all of our other shareholders. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in our shareholders’ meeting. The acquisition of control does not require an act of the person who obtains control (e.g., if STMicroelectronics repurchases shares as a consequence of which the relative stake of a major shareholder increases (and may result in control having been obtained)).

In the event control is acquired, whether or not by acting in concert, two options exist: (i) either a mandatory offer is launched or (ii) within 30 days the relevant stake is decreased below the 30% voting rights threshold, provided the voting rights have not been exercised during this period and our shares are not sold to a controlling shareholder. The Enterprise Chamber of the Amsterdam Court of Appeal (“Ondernemingskamer”) may extend this period by an additional 60 days.

Dutch law provides for a substantial number of exemptions to the obligation to launch a (mandatory) offer. One of those exemptions is that Stichting Continuïteit ST, an independent foundation, is allowed to cross the 30% voting rights threshold when obtaining STMicroelectronics’s preference shares after the announcement of a public offer, but only for a maximum period of 2 years.

h. (i) Managing Board.

The Managing Board consists of such number of members as resolved by the shareholders’ meeting upon the proposal of the Supervisory Board. The members of the Managing Board are appointed for three-year terms, as defined in STMicroelectronics’s articles of association, upon a non-binding proposal by the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If the Managing Board were to consist of more than one member, the Supervisory Board would appoint one of the members of the Managing Board to be chairman of the Managing Board for a three-year term, as defined in STMicroelectronics’s articles of association (upon approval of at least three-quarters of the members of the Supervisory Board in office). The shareholders’ meeting may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by the Supervisory Board. In that case, a resolution to dismiss or to suspend a member of the Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. The Supervisory Board may suspend members of the Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension.

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(ii)  Supervisory Board.

The Supervisory Board consists of at least six members, the number to be determined by the shareholders’ meeting upon the proposal of the Supervisory Board. Members of the Supervisory Board are appointed by the shareholders’ meeting for a three-year term, as defined in STMicroelectronics’s articles of association, upon the proposal of the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. Members of the Supervisory Board may be suspended or dismissed by the shareholders’ meeting by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. The Supervisory Board may make a proposal to the shareholders’ meeting for the suspension or dismissal of one or more of its members.

(iii)  Amendment of STMicroelectronics’s articles of association.

STMicroelectronics’s articles of association can be amended by the shareholders’ meeting, upon the proposal of the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If the relevant amendment affects the rights of holders of ordinary shares or holders of preference shares, the approval of the meeting of holders of ordinary shares and the meeting of holders of preference shares, respectively, is required.

i.  For a complete overview of the powers of the Managing Board pursuant to STMicroelectronics’s articles of association, reference is made to STMicroelectronics’s articles of association, which are posted on STMicroelectronics’s website, www.st.com. Hereinafter a description is provided for certain powers of the Managing Board as well as certain restrictions thereto.

Under Dutch law, the Managing Board is entrusted with STMicroelectronics’s general management and the representation of STMicroelectronics. The Managing Board must seek prior approval from the shareholders’ meeting for decisions regarding a significant change in the identity or nature of STMicroelectronics. Under STMicroelectronics’s articles of association, the Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of STMicroelectronics’s multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. In addition, under STMicroelectronics’s articles of association, the Supervisory Board and the shareholders’ meeting each may specify by resolution certain additional actions by the Managing Board that require its prior approval.

In accordance with STMicroelectronics’s corporate governance charter, which is posted on STMicroelectronics’s website, www.st.com under the caption “Investor Information – Corporate Governance at ST”, the sole member of the Managing Board and the Executive Officers may not serve on the board of a public company without the prior approval of the Supervisory Board.

Pursuant to the charter adopted by the Supervisory Board, which is posted on STMicroelectronics’s website, www.st.com under the caption “Investor Information – Corporate Governance at ST”, the following decisions by the Managing Board with regards as applicable to STMicroelectronics and any of STMicroelectronics’s direct or indirect subsidiaries require prior approval from the Supervisory Board:

(i) any modification of STMicroelectronics’s articles of association other than those of STMicroelectronics’s wholly-owned subsidiaries;

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(ii) any change in STMicroelectronics’s authorized share capital, issue, acquisition or disposal its own shares, change in any shareholder rights or issue of any instruments granting an interest in STMicroelectronics’s capital or profits other than those of STMicroelectronics’s wholly-owned subsidiaries;

(iii) any liquidation or disposal of all or a substantial and material part of the assets or any shares held in any subsidiaries;

(iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company;

(v) approval of STMicroelectronics’s draft consolidated balance sheets and financial statements or any profit distribution policy by STMicroelectronics’s subsidiaries;

(vi) entering into any agreement that may qualify as a related-party transaction, including any agreement with STMicroelectronics Holding N.V., its wholly-owned subsidiary STMicroelectronics Holding II B.V., or its shareholders Areva/CEA, Cassa Depositi e Prestiti S.p.A. and Finmeccanica S.p.A.;

(vii) the key challenges of STMicroelectronics’s five-year plans and its consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in article 16 paragraph 1 of STMicroelectronics’s articles of association and not included in the approved plans or budgets;

(viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval although their financing was provided for in the approved annual budget; and

(ix) approval of the quarterly, semi-annual and annual consolidated financial statements of STMicroelectronics prepared in accordance with U.S. GAAP and IFRS, prior to submission for shareholder adoption, and

(x) the exercise of any shareholder right in an ST joint venture company (“ST Joint Venture Company”), which is a company (i) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions or (ii) in which we directly or indirectly participate and such participation has a value of at least one-third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

During a meeting held on September 23, 2000, the Supervisory Board authorized the Managing Board to proceed with acquisitions without prior consent of the Supervisory Board subject to a maximum amount of $25 million per transaction, provided the Managing Board keeps the Supervisory Board informed of progress regarding such transactions and gives a full report once the transaction is completed.

Pursuant to STMicroelectronics’s articles of association, the Managing Board cannot be designated by the shareholders’ meeting as the corporate body authorized to issue shares, grant rights to subscribe for shares and to exclude existing shareholders’ preemptive rights, but the Supervisory Board can be. Pursuant to a shareholders’ resolution adopted at STMicroelectronics’s annual shareholders’ meeting held on April 26, 2007, the Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of ordinary shares and/or preference shares as comprised in STMicroelectronics’s authorized share capital as this shall read from time to time; (ii) to fix the terms and conditions of share issuances; (iii) to exclude or to limit preemptive rights; and (iv) to grant rights to subscribe for ordinary shares and/or preference shares, all for a period of five years from the date of such annual shareholders’ meeting.

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Pursuant to a shareholders’ resolution adopted at STMicroelectronics’s annual shareholders’ meeting held on May 14, 2008, the Managing Board was authorized, subject to the approval of the Supervisory Board, to repurchase on the stock exchange or otherwise up to 10% of STMicroelectronics’s issued share capital for a price (i) per ordinary share which at such moment is within a range between the par value of an ordinary share and 110% of the share price per common share on Eurolist by Euronext™ Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is equal to the par value of a preference share increased with an amount equal to the accrued but unpaid dividend on such preference share per the relevant repurchase date, mutatis mutandis calculated in accordance with article 37 paragraph 2 sub e of STMicroelectronics’s articles of association. The aforementioned authorization is granted for a period of eighteen months as of May 14, 2008. In addition, pursuant to article 5 paragraph 2 of STMicroelectronics’s articles of association, the Managing Board may, without being authorized thereto by the shareholders’ meeting but subject to the approval of the Supervisory Board, acquire shares in STMicroelectronics’s own share capital in order to transfer those shares to the employees of STMicroelectronics or a group company under a scheme applicable to such employees.

j.  STMicroelectronics is a party to an option agreement with Stichting Continuïteit ST dated February 7, 2007 (the “Stichting”) regarding STMicroelectronics’s preference shares. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of STMicroelectronics. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by the Managing Board and the Supervisory Board, such as a creeping acquisition (in such case up to 30% of the issued and outstanding share capital of STMicroelectronics) or an offer on STMicroelectronics’s ordinary shares, which are unsupported by the Managing Board and the Supervisory Board and which the board of the Stichting determines would be contrary to the interests of STMicroelectronics, STMicroelectronics’s shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the interests of STMicroelectronics and STMicroelectronics’s shareholders and other stakeholders.

k. Furthermore, the security holders’ agreement between STMicroelectronics, Intel and Francisco Partners regarding Numonyx Holdings B.V. includes a change of control provision. The effect of such change of control provision with respect to STMicroelectronics inter alia is that upon a change of control (i) the members of the supervisory board of Numonyx Holdings B.V. nominated by STMicroelectronics shall resign and (ii) STMicroelectronics can be forced to sell its shares in Numonyx Holdings B.V.

l.  The employment contract of STMicroelectronics’s President and CEO, Mr. Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under STMicroelectronics’s Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual salary. Such benefits are not linked to termination of the employment agreement.

m.  One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of

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BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. Additionally, our CEO, and one of the Members of our Supervisory Board are members of the Supervisory Board of Numonyx, the Flash memory joint venture we set up with Intel and Francisco Partners effective March 30, 2008. France Telecom, one of our indirect shareholders and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with LETI, a wholly-owned subsidiary of CEA, one of our indirect shareholders. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics and a subsidiary of Groupe Bull. We believe that each of the aforementioned arrangements and transactions are negotiated without any personal, direct or indirect involvement of our Supervisory Board Members, and are made on an arms-length basis in line with market practices and conditions.

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3. Report of the supervisory board

3.1. General
The supervision of the policies and actions of the Managing Board is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body and fully independent of the Managing Board. In fulfilling their duties under Dutch law, the Supervisory Board members serve the best interests of all STMicroelectronics’s shareholders and other stakeholders, as well as those of STMicroelectronics’s business.

The Supervisory Board supervises and advises the Managing Board in performing its management tasks and setting the direction of STMicroelectronics’s affairs and business. The members of the Supervisory Board are carefully selected on the basis of their combined expertise, their knowledge of STMicroelectronics and its affairs, and of the business in which STMicroelectronics operates. The Supervisory Board is empowered to recommend to the general meeting of shareholders persons to be appointed as members of the Supervisory Board or of the Managing Board.

The Supervisory Board, advised and assisted by its various committees, including the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee which all report to it, supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the general meeting of shareholders.

The Supervisory Board has established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics or any of STMicroelectronics’s consolidated subsidiaries~~,~~ or STMicroelectronics’s management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

The Supervisory Board also adopted specific bars to independence.  On that basis, the Supervisory Board concluded, in its business judgment, that all members qualify as independent based on the criteria set forth above.

The above mentioned independence criteria differ to a certain extent from best practice provision III.2.2 of the 2003 Code.

The Supervisory Board is pleased to report to STMicroelectronics’s shareholders the various activities of the Supervisory Board and the Supervisory Board Committees in 2008.

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3.2. Composition of the Supervisory Board and its committees

The Supervisory Board consists of such number of members as is resolved by the general meeting of shareholders upon a non-binding proposal of the Supervisory Board, with a minimum of six members. Decisions by the general meeting of shareholders concerning the number and the identity of the Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of STMicroelectronics’s issued and outstanding share capital present or represented).

The Supervisory Board had the following nine members since the annual general meeting of shareholders (“AGM”) held on May 14, 2008:

Name (1)	Position	Year Appointed (2)	Term Expires	Age	Nationality
Antonino Turicchi	Chairman	2008 (3)	2011	43	Italian
Gérald Arbola	Vice Chairman	2004	2011	60	French
Raymond Bingham	Member	2007	2010	63	American
Douglas Dunn	Member	2001	2009	64	British
Didier Lamouche	Member	2006	2009	49	French
Didier Lombard	Member	2004	2011	67	French
Alessandro Ovi	Member	2007	2010	65	Italian
Bruno Steve	Member	1989	2011	67	Italian
Tom de Waard	Member	1998	2011	62	Dutch

(1)	Mr. Matteo del Fante was a Supervisory Board member until the end of the 2008 AGM, at which time he was succeeded by Mr. Antonino Turicchi.
(2)	As a member of the Supervisory Board.
(3)	Mr. Turicchi was also a Supervisory Board member from 2005-2007.

After the 2008 AGM, the Supervisory Board appointed Mr. Antonino Turicchi as Chairman of the Supervisory Board and Mr. Gérald Arbola as Vice Chairman, each for a three-year term.

As of December 31, 2008, the composition of the Supervisory Board’s committees were as follows:
i) Mr. Tom de Waard is the Chairman of the Audit Committee, and Messrs. Raymond Bingham, Douglas Dunn, Didier Lamouche and Bruno Steve are all voting members;
ii) Mr. Antonino Turicchi is the Chairman of the Compensation Committee, and Messrs. Gérald Arbola, Tom de Waard, Didier Lombard and Bruno Steve are members;
iii) Mr. Tom de Waard is the Chairman of the Nomination and Corporate Governance Committee, and Messrs. Gérald Arbola, Didier Lombard, Bruno Steve and Antonino Turicchi are members; and,
iv) Mr. Antonino Turicchi is the Chairman of the Strategic Committee, and Messrs. Gérald Arbola, Raymond Bingham, Douglas Dunn, Didier Lombard and Alessandro Ovi are members.

At the 2009 AGM, the mandates of Messrs. Dunn and Lamouche will expire. The mandates of Messrs. Ovi and Bingham will expire at the 2010 AGM and the mandates of Messrs. Arbola, de Waard, Lombard, Steve and Turicchi will expire at the 2011 AGM.

There is no mandatory retirement age for members of the Supervisory Board pursuant to Dutch law. Members of the Supervisory Board may be suspended or dismissed by the general meeting of shareholders. The Supervisory Board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its members. Each member of the Supervisory Board must resign no later than three years after appointment, as described in STMicroelectronics’s Articles of Association, but may be reappointed following the expiry of such member’s term of office.

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The Supervisory Board proposes to the 2009 AGM the re-appointment for a three year term, until the end of the 2012 AGM, of Messrs. Doug Dunn and Didier Lamouche.

Related Party transactions
One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman and CEO of France Telecom and a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International.

Additionally, our CEO, and one of the Members of our Supervisory Board are members of the Supervisory Board of Numonyx, the Flash memory joint venture we set up with Intel and Francisco Partners effective March 30, 2008. France Telecom, one of our indirect shareholders and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with LETI, a wholly-owned subsidiary of CEA, one of our indirect shareholders. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics and a subsidiary of Groupe Bull. We believe that each of the aforementioned arrangements and transactions are negotiated without any personal, direct or indirect involvement of our Supervisory Board Members, and are made on an arms-length basis in line with market practices and conditions.

Biographies of the members of the Supervisory Board

Antonino Turicchi was re-appointed as a member of the Supervisory Board at our 2008 Annual Shareholders’ meeting on May 14, 2008. He was also appointed Chairman of our Supervisory Board at that time. Mr. Turicchi is also the Chairman of our Strategic Committee and Compensation Committee and he serves on the Nomination and Corporate Governance Committee. Mr. Turicchi was the General Manager of Cassa Depositi e Prestiti from June 2002 until January 2009. He has been a member of the Supervisory Board of Numonyx since March 2008. Since 1994, Mr. Turicchi has held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted as the director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. He also served as deputy chairman of Infrastrutture S.p.A. from December 2002 to January 2006 and he was previously a member of our Supervisory Board from March 2005 to April 2007.

Gérald Arbola was appointed to our Supervisory Board at our 2004 Annual Shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Vice-Chairman of our Supervisory Board on May 14, 2008. Previously he served as Chairman of our Supervisory Board from March 18, 2005 till May 13, 2008. Mr. Arbola serves on the Supervisory Board’s Compensation Committee, Strategic Committee, Nomination and Corporate Governance Committee. Currently Mr. Arbola is Managing Director of Areva S.A., where he had served as Chief Financial Officer. He is a member of the Executive Board of Areva since his appointment on July 3, 2001, which was renewed on June 29, 2006. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992.

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He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the board of directors of AREVA NC, AREVA NP, and Areva T&D Holdings.

On July 22, 2008, he was nominated the director of the Suez Environment Company, and he has been co-President of the Areva Foundation since September 2006. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. He is the Chairman of the Board of Directors of FT1CI and was the Chairman, until his resignation on November 15, 2006, of the Supervisory Board of ST Holding, our largest shareholder.

Raymond Bingham was appointed to our Supervisory Board at our 2007 annual shareholders’ meeting. He serves on the Audit Committee and the Strategic Committee. Since November, 2006, Mr. Bingham has been a Managing Director of General Atlantic LLC, a global private equity firm. From August 2005 to October 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Oracle Corporation and Flextronics International, Ltd.

Douglas Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. In addition, he has been nominated for appointment as a Supervisory Board member of BE Semiconductor Industries N.V. ("BESI") at the annual general meeting of shareholders to be held on May 12, 2009. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Didier Lamouche has been a member of our Supervisory Board since 2006 and is a member of the Audit Committee. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has over 25 years experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since February 2005, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of SOITEC and Infogrames Entertainment.

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Didier Lombard was first appointed to our Supervisory Board at our 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation, Strategic and Nomination and Corporate Governance Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also a member of the Board of Directors of Thales and Thomson, one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was reappointed to our Supervisory Board at the 2007 annual shareholders’ meeting and serves on the Strategic Committee. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director, and serves on the audit committee, of ENIA S.p.A. and Telecom Italia Media S.p.A.

Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Bruno Steve has been a member of our Supervisory Board since 1989 and has previously served as both its Chairman and Vice-Chairman. Mr. Steve currently serves on our Supervisory Board’s Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of the Statutory Auditors of Selex S. & A. S. S.p.A., Chairman of the Surveillance Body of Selex S. & A. S. S.p.A and a member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nomination and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee.

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Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005.

From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and of its nominating committee. He is also chairman of BESI’s audit and compensation committees. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken”.

3.3 Meetings and activities of the Supervisory Board
Resolutions of the Supervisory Board require the approval of at least three-quarters of its members in office. The Supervisory Board must meet upon request by two or more of its members or by the Managing Board. The Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. The Supervisory Board meets at least five times a year, including once a quarter to approve STMicroelectronics’s quarterly and annual accounts and their release. The Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on STMicroelectronics’s website at http://www.st.com/stonline/company/governance/index.htm. The Supervisory Board focused its discussions on ensuring that STMicroelectronics’s mandate pursuant to its strategic objectives were defined, carried out and achieved. For more information, please refer to ‘2008 business overview’ in chapter 2.2.

3.4 Supervisory Board Committees
The Supervisory Board met 15 times in the course of 2008. Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2008 was as follows:

Number of Meetings Attended in 2008(1)	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nomination and Corporate Governance Committee	Ad Hoc Committee
Antonino Turicchi(2)	8	—	3	1	1	1
Gérald Arbola	15	—	6	3	3
Raymond Bingham	15	10	—	1	—
Matteo del Fante(2)	7	6	3	2	2
Douglas Dunn	15	9	—	3	—	1
Didier Lamouche	14	10	—	—	—	1
Didier Lombard	15	—	5	2	3
Alessandro Ovi	15	—	—	3	—
Bruno Steve	15	5	6	2	3
(1) Includes meetings attended by way of conference call.
(2) Mr. Matteo del Fante was a Supervisory Board member until the end of the 2008 AGM, at which time he was succeeded by Mr. Antonino Turicchi.

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Audit Committee
The Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of STMicroelectronics’s financial reports as well as STMicroelectronics’s auditing practices, legal and regulatory related risks, execution of STMicroelectronics’s auditors’ recommendations regarding corporate auditing rules and the independence of STMicroelectronics’s external auditors.

The Audit Committee met 12 times during 2008. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview STMicroelectronics’s CEO, CFO, General Counsel, external and internal auditors. On several occasions, the Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes-Oxley Act. The Audit Committee also proceeded with its annual review of STMicroelectronics’s internal audit function. The Audit Committee reviewed STMicroelectronics’s annual Consolidated Financial Statements in U.S. GAAP for the 2008 financial year, and the associated press release published on January 28, 2009. The Audit Committee has also reviewed STMicroelectronics’s Annual Consolidated Financial Statements in IFRS for the 2008 financial year, which are incorporated in this Annual Report.

The Audit Committee approved the compensation of STMicroelectronics’s external auditors for 2008 and provisionally approved the scope of their audit, audit-related and non-audit-related services for 2009.

At the end of each quarter, prior to each Supervisory Board meeting to approve STMicroelectronics’s results and quarterly earnings press release, the Audit Committee reviewed STMicroelectronics’s interim financial information as presented by the management and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm.

In addition, the Audit Committee reviewed STMicroelectronics’s quarterly “Operating and Financial Review and Prospects” and interim Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and STMicroelectronics’s Consolidated Financial Statements contained in STMicroelectronics’s 2007 Annual Report on Form 20-F, as well as STMicroelectronics’s financial reporting using IFRS as presented in STMicroelectronics’s statutory 2007 Annual Report for the 2008 AGM held on May 14, 2008.

Also in 2008, the Audit Committee reviewed with STMicroelectronics’s external auditors STMicroelectronics’s compliance with Section 404 of the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

Furthermore, the Audit Committee monitors STMicroelectronics’s compliance with the European Directive and applicable provisions of Dutch law that require as from 2009 STMicroelectronics to prepare a set of annual and semi-annual accounts pursuant to IFRS, the annual accounts to be adopted by the AGM.

As part of each of its quarterly meetings the Audit Committee also reviewed STMicroelectronics’s financial results as presented by Management and whistle-blowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

On May 14, 2008, the Supervisory Board re-appointed Mr. de Waard as Chairman, and appointed Messrs. Bingham, Dunn, Lamouche and Steve as members. All members of the Audit Committee are financial experts and voting members.

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Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2008 (in accordance with best practice provision III.1.8 of the Dutch Coporate Governance Code).

Compensation Committee
The Compensation Committee proposes to the Supervisory Board the compensation for STMicroelectronics’s President and Chief Executive Officer and sole member of the Managing Board as well as for STMicroelectronics’s Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by the Compensation Committee. It also approves any increase in the incentive component of compensation for STMicroelectronics’s executive officers. The Compensation Committee is also informed of the compensation plans for STMicroelectronics’s executive officers and specifically approves stock-based compensation plans for STMicroelectronics’s executive officers and key employees. The Compensation Committee met six times in 2008.

Among its main activities, the Compensation Committee proposed the following initiatives to the Supervisory Board, which approved them: (i) the performance criteria which must be met by the CEO in order to benefit from both the bonus- and stock-based compensation that was approved by the 2008 AGM, as well as the performance criteria to be met by STMicroelectronics’s COO to be eligible for his 2008 bonus, (ii) performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards, (iii) a new three-year stock based compensation plan for the members and professionals of the Supervisory Board, which was approved at the 2008 AGM, (iv) a 2008 non-vested stock award plan for key employees and (v) a program for STMicroelectronics to buy back up to 30 million of STMicroelectronics’s issued shares over a five year period to fund STMicroelectronics’s non-vested stock award plan.

In particular, the Compensation Committee recommended the performance targets for the base bonus of STMicroelectronics’s CEO and COO be based on new product introductions, market share and budget targets, STMicroelectronics’s stock performance versus the SOXX index and criteria related to corporate governance and restructuring programs.

With regard to the 2007 non-vested stock award plan for employees, the Compensation Committee monitored the performance of the criteria relating to the vesting of such awards and noted that the targets set in the prior year in terms of sales and profits had been met, while the target for the return on net assets had not.

For the 2008 non-vested stock award plan, the Compensation Committee established the applicable performance criteria, which are based on sales, profit compared against a panel of semiconductor companies and return on net assets, compared to the budget. The Compensation Committee approved a total allocation of 6,100,000 shares for the 2008 non-vested stock award plan, which includes up to 100,000 shares approved to be allocated to STMicroelectronics’s CEO.

In addition, the Compensation Committee received presentations and discussed STMicroelectronics’s compensation policy for top management as well as STMicroelectronics’s succession planning for key employees.

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The remuneration of STMicroelectronics’s current sole member of its Managing Board and President and CEO in 2008 was:

Sole Member of Our Managing Board and President and CEO	Salary(2)	Bonus(1)	Non-cash Benefits(3)	Total
Carlo Bozotti	$917,253	$663,948	$972,932	$2,554,133

(1)
The bonus paid to the sole member of our Managing Board and President and CEO during the 2008 financial year was approved by the Compensation Committee, and approved by the Supervisory Board in respect of the 2007 financial year, based on fulfillment of a number of pre-defined objectives for 2007.

(2)
Our Supervisory Board, upon the recommendation of our Compensation Committee, approved an annual salary for 2008 for our Managing Board and President and CEO of $700,000, with an exchange rate for the salary paid in Euro fixed at €1.00 to $1.20 and an exchange rate for the salary paid in Swiss Francs of approximately CHF 1.00 to $0.90.

(3)	Including stock awards, employer social contributions, company car allowance and miscellaneous allowances.

On May 14, 2008, the Supervisory Board appointed Mr. Turicchi as Chairman of the Compensation Committee, and Messrs. Arbola, de Waard, Lombard and Steve were appointed as members.

 Strategic Committee
The Strategic Committee was created to monitor key developments within the semiconductor industry and STMicroelectronics’s overall strategy, and is particularly involved in supervising the execution of strategic transactions.

The Strategic Committee met three times in 2008. and reviewed and recommended for approval to the supervisory board the strategic initiatives proposed by the Managing Board. Among its main activities, the Strategic Committee reviews STMicroelectronics’s long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible acquisitions or divestitures.

In 2008, the Strategic Committee monitored the negotiations that led to the announcement in April 2008 of STMicroelectronics’s decision to create ST-NXP Wireless, which began operations on August 2, 2008. They also continued monitoring the creation of Numonyx, which was set up by STMicroelectronics, Intel and Francisco Partners on March 30, 2008, following the contribution by STMicroelectronics of its Flash Memory Business and by Intel of its NOR Memory business.

In addition, the Strategic Committee received presentations related to the Technology Council, STMicroelectronics’s 5-year plan and initiatives related to STMicroelectronics’s product portfolio as well as other strategic matters.

On May 14, 2008, the Supervisory Board appointed Mr. Turicchi as Chairman of the Strategic Committee, and Messrs. Arbola, Dunn, Lombard, Ovi and Bingham were appointed as members.

Nominating and Corporate Governance Committee
The Nominating and Corporate Committee was created to establish the selection criteria and appointment procedures for the appointment of members to the Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met three times in 2008.

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The Nominating and Corporate Governance Committee met to discuss the re-appointment of Mr. Carlo Bozotti as the sole member of the Managing Board for an additional three-year tem to expire at the end of the 2011 AGM, to evaluate candidates for the Supervisory Board member position up for renewal at the 2008 AGM and to recommend the appointment of Mr. Antonino Turicchi for a three-year term. In the fourth quarter of 2008, the Nominating and Corporate Governance Committee decided to recommend the re-appointment of Messrs. Doug Dunn and Didier Lamouche as members of the Supervisory Board at the 2009 AGM.

On May 14, 2008, the Supervisory Board appointed Mr. de Waard as Chairman of the Nominating and Corporate Governance Committee and Messrs. Arbola, Turicchi, Lombard and Steve were appointed as members.

3.5 Supervisory Board Compensation

The members of the Supervisory Board receive compensation as authorized by the general meeting of shareholders. Detailed information on the compensation of the Supervisory Board during 2008 was as follows:

Supervisory Board Member	Directors’ Fees
Antonino Turicchi(1)	€144,250
Gérald Arbola	€161,500
Raymond Bingham	€94,625
Matteo del Fante(1)	€23,250
Douglas Dunn	€97,625
Didier Lamouche	€88,500
Didier Lombard	€98,250
Alessandro Ovi	€81,875
Bruno Steve	€109,000
Tom de Waard(2)	€164,750
Total	€1,063,625
(1) Mr. Matteo del Fante was a Supervisory Board member until our 2008 annual shareholders' meeting, at which time he was succeeded by Mr. Antonino Turicchi.
(2) Compensation, including attendance fees of $ 2,000 per meeting of our Supervisory Board or committee thereof, was paid to Clifford Chance LLP.

3.6 Financial Statements 2008
The financial statements of STMicroelectronics for 2008, as presented by the Managing Board, have been audited by PricewaterhouseCoopers Accountants N.V., independent auditors. Their report has been included in the [Other Information] section of this statutory Annual Report. The Supervisory Board has approved the financial statements for submission to the 2009 AGM.

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3.7 Resolutions submitted to the 2009 AGM
As in the past, the Supervisory Board has prepared, with the Managing Board, the resolutions to be submitted for adoption at STMicroelectronics’s 2009 AGM to be held on May 20, 2009 in Amsterdam, the Netherlands. Except as stated below, the resolutions are in line with the resolutions presented for shareholder adoption / approval at prior AGMs:

-	the re-appointment of Messrs. Doug Dunn and Didier Lamouche as members of the Supervisory Board for a three-year term, to expire at the end of the 2012 AGM;

-
the approval of the maximum number of “restricted” Share Awards under STMicroelectronics’s existing Employee Unvested Share Award Plan per year, including any Unvested Stock Awards granted to STMicroelectronics’s President and CEO as part of his compensation;

-
the amendment of STMicroelectronics’s Articles of Association, which is proposed in light of changes in Dutch law and rules effective as of January 1, 2009 or proposed changes in Dutch law which are expected to become effective in the near future; and

-	the consent to provide information to STMicroelectronics’s shareholders and other persons entitled to attend the AGM by way of electronic means of communication.

Conclusion
Finally, the Supervisory Board, in conjunction with the Managing Board, prepared the agenda for the upcoming 2009 AGM. The Supervisory Board also voted on April 15, 2009 to adopt this report and recommend for adoption of the proposed resolutions. The AGM materials, including the agenda and the text of the proposed resolutions and shareholder information, are available on STMicroelectronics’s website and at STMicroelectronics’s offices at Schiphol Airport, the Netherlands.

Approved by the Supervisory Board Members on April 15 th, 2009.

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4. CORPORATE GOVERNANCE

Our Company is committed to implementing high and commercially accepted standards of corporate governance at all levels which are evidenced by:

-
STMicroelectronics’s corporate organization under Dutch law that entrusts STMicroelectronics’s management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board.  Members of the Managing Board and of the Supervisory Board are appointed and dismissed by STMicroelectronics’s shareholders;

-
STMicroelectronics’s adoption of policies on important issues such as “business ethics” and “conflicts of interest” and STMicroelectronics’s strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

-
STMicroelectronics’s compliance with United States, French and Italian securities laws, because STMicroelectronics’s shares are listed in these jurisdictions, and with Dutch securities laws, because STMicroelectronics is a company incorporated under the laws of the Netherlands, as well as STMicroelectronics’s compliance with the corporate, social and financial laws applicable to STMicroelectronics’s subsidiaries in the countries in which STMicroelectronics does business;

-	STMicroelectronics’s broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues;

-
STMicroelectronics’s implementation, in conformity with applicable laws, of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by the Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by ST employees of concerns regarding questionable accounting or auditing matters;

-
STMicroelectronics’s Principles for Sustainable Excellence, which require STMicroelectronics to integrate and execute all of STMicroelectronics’s business activities, focusing on STMicroelectronics’s employees, customers, shareholders and global business partners;

-
STMicroelectronics’s Ethics Committee, set up in 2007, whose mandate is to provide advice to management and employees about STMicroelectronics’s Principles of Sustainable Excellence and other ethical issues; and

-
STMicroelectronics’s appointment of a Chief Compliance Officer, who reports directly to the Managing Board and to the audit committee regarding matters of financial integrity, acts as Executive Secretary to the Supervisory Board and chairs STMicroelectronics’s Ethics Committee.

Our Supervisory Board supports the Principles of Sustainable Excellence, which also serves as STMicroelectronics’s Code of Conduct.  The Principles are communicated to all employees at STMicroelectronics and STMicroelectronics is committed to ensuring that high standards of corporate governance are implemented and maintained throughout in order to enhance both shareholder and the long term value of STMicroelectronics.

These Principles and practices, supported by existing internal controls processes, are regularly audited and reviewed, to ensure transparency and accountability. The Supervisory Board Charter, as adopted by the Supervisory Board, spells out clearly the key business practices and authority that govern the way

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STMicroelectronics conducts its business.  The Principles have remained consistent ever since, because the core values on which they were originally based have endured, namely:

•	Excellence
•	Integrity
•	Respect for people

STMicroelectronics also firmly believes in the fundamental importance of the promotion of trust, openness, teamwork and professionalism and pride in what it does. These underlying corporate values determine STMicroelectronics’s principles. These Principles apply to all transactions, large or small, and describe the behaviour expected of every employee in STMicroelectronics in the conduct of its business,  In turn, the application of these Principles is underpinned by procedures within STMicroelectronics, which are designed to ensure that our employees understand the Principles and that they act in accordance with them.  STMicroelectronics recognizes that it is vital that its behaviour matches its intentions.

As a Dutch company, became subject to the Dutch Corporate Governance Code dated December 9, 2003, effective January 1, 2004 (the “2003 Code”). As STMicroelectronics is listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, and also in Luxembourg but not in the Netherlands, STMicroelectronics’s corporate governance principles and guidelines seek to achieve compliance with the relevant practices in a variety of jurisdictions, always keeping in mind the best interests of the shareholders, employees and other stakeholders.

As a result the corporate governance practices differ in certain cases from the “best practices” recommended by the 2003 Code.  However, by explaining the corporate governance practices in the Corporate Governance Charter, STMicroelectronics has endeavored to comply with the 2003 Code. STMicroelectronics has summarized its policies and practices in the field of corporate governance in STMicroelectronics’s Corporate Governance Charter, including STMicroelectronics’s corporate organization, the remuneration principles which apply to the Managing and Supervisory Boards, STMicroelectronics’s information policy and STMicroelectronics’s corporate policies relating to business ethics and conflicts of interest. STMicroelectronics’s Charter was discussed with and approved by STMicroelectronics’s shareholders at the 2004 AGM. STMicroelectronics’s Corporate Governance Charter is periodically reviewed with the Supervisory Board and updated and expanded whenever necessary or advisable. STMicroelectronics is committed to informing its shareholders of any significant changes in its corporate governance policies and practices at the AGM. Along with the Supervisory Board Charter (which includes the charters of the Supervisory Board Committees) which was last updated by the Supervisory Board in July 2008 and STMicroelectronics’s Code of Business Conduct and Ethics, the current version of STMicroelectronics’s Corporate Governance Charter is posted on STMicroelectronics’s website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.

As recommended by the Dutch Corporate Governance Monitoring Committee (the “Committee”), STMicroelectronics will include in its 2009 Annual Report a chapter on the broad outline of its corporate governance structure and compliance with the revised Dutch Corporate Governance Code dated December 10, 2008 (the “2008 Code”). The 2008 Code has come into force with effect from the 2009 financial year (but does not affect the 2008 Annual Report). Furthermore, as recommended by the Committee, STMicroelectronics will present the chapter referred to above for discussion as a separate agenda item at the 2010 AGM.

STMicroelectronics’s corporate governance provisions, as highlighted by STMicroelectronics’s Corporate Governance and Supervisory Board Charters posted on the website under “Corporate Governance” can differ from the best practice provisions in the 2003 Code. In particular, STMicroelectronics believes that Supervisory Board members’ compensation should include stock-based compensation in order to ensure

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that they best identify with the interests of all shareholders in line with international practices (best practice provision III.7.1 of the 2003 Code) and to attract new members with an international background.

STMicroelectronics has adopted a profile for its Supervisory Board members, the composition of the Supervisory Board committees, as well as a definition of independence regarding the status of Supervisory Board members which is described in the Supervisory Board Charter.

The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of the Supervisory Board members, as disclosed in their biographies attached to the Supervisory Board and posted on STMicroelectronics’s website have existing relationships or past relationships with Areva, CEA, Cassa Depositi e Prestiti (“CDP”) and/or Finmeccanica, who are currently parties to the ST Holding Shareholders’ Agreement.  Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of STMicroelectronics’s stakeholders and of STMicroelectronics’s business and must act independently in their supervision of STMicroelectronics’s management. One of STMicroelectronics’s Supervisory Board members has been in office since 1989, which is more than twelve years (best practice provision III.3.5 of the 2003 Code).  Additionally, the Chairman of the Supervisory Board is also the Chairman of the Compensation Committee (best practice provision III.5.11 of the 2003 Code).

The Supervisory Board has established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics or any of STMicroelectronics’s consolidated subsidiaries~~,~~ or STMicroelectronics’s management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

The Supervisory Board also adopted specific bars to independence.  On that basis, the Supervisory Board concluded, in its business judgment, that all members qualify as independent based on the criteria set forth above.

The above mentioned independence criteria differ to a certain extent from best practice provision III.2.2 of the 2003 Code.

STMicroelectronics is a party to an option agreement with Stichting Continuïteit ST February 7, 2007 (the “Stichting”) regarding STMicroelectronics’s preference shares. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by the Managing Board and the Supervisory Board, such as a creeping acquisition (in such case up to 30% of the issued and outstanding share capital of STMicroelectronics) or an offer on STMicroelectronics’s ordinary shares, which are unsupported by the Managing Board and the Supervisory Board and which the board of the Stichting determines would be contrary to the interests of STMicroelectronics, STMicroelectronics’s shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date.

The effect of the preference shares may be to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the interests of STMicroelectronics~~,~~ and STMicroelectronics’s shareholders and other stakeholders. Such level-playing field may influence STMicroelectronics to seek alternatives for such hostile actions.

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STMicroelectronics complies with the Corporate Governance Code by applying most of its principles and best practice provisions that are addressed to the Managing Board and/ the Supervisory Board or by explaining why it deviates from such provisions. STMicroelectronics applies such principles and best practice provisions, with the exception of the following best practice provisions:
1.
Best practice provision II.2.3: the sole member of the Managing Board is granted share awards (as part of his compensation) with a staggered vesting schedule (i.e., 1/3 in the first year, 1/3 in the second year and 1/3 in the third year). Although the sole member of the Managing Board has not disposed of his shares under the share awards, there is no requirement that he holds his shares for a minimum period of five years; Best practice provisions II.2.6: The Supervisory Board has not prepared regulations concerning ownership of and transactions in securities by the sole member of the Managing Board, other than securities issued by STMicroelectronics;

2.	Best practice provisions II.2.9 and II.2.13: The Supervisory Board has not prepared a separate remuneration report and is therefore not posted on STMicroelectronics’s website;
3.
Best practice provision III.2.1: The Supervisory Board as established its own independence criteria based on the criteria of the New York Stock Exchange which differ to a certain extent from the criteria as enumerated in best practice provision III.2.2. These own independence criteria were approved by the 2004 Annual General Meeting of Shareholders; consequently the shareholders’ meeting has approved the deviation from this best practice provision;

4.
Best practice provision III.3.5: One of the members of the Supervisory Board is more than twelve years in office; another member of the Supervisory Board will at the end of his current term have been in office for more than twelve years; the shareholders’ meeting has appointed these persons; consequently the shareholders’ meeting has approved the deviation from this best practice provision;

5.	Best practice provision III.5.11: the chairman of the Supervisory Board is also the chairman of the compensation committee;
6.	Best practice provision III.7.1: The members of the Supervisory Board receive stock-based compensation;
7.
Best practice provision III.7.3: The Supervisory Board has not prepared regulations concerning ownership of and transactions in securities by the members of the Supervisory Board, other than securities issued by STMicroelectronics.

8.	It is noted that STMicroelectronics’s Corporate Governance Charter as published on STMicroelectronics’s website is incorporated by reference in this annual report.

5. Statutory Financial statements 2008

The financial statements of STMicroelectronics for 2008, as presented by the Managing Board, have been audited by PricewaterhouseCoopers Accountants N.V, independent auditors. Their audit report has been included in chapter 6,  ‘Other Information’ section of this Annual Report. STMicroelectronics has approved the financial statements for submission to the Annual General Meeting of shareholders.

This chapter contains:

•	Consolidated financial statements

•	Consolidated statements of income for the periods ended December 31, 2008 and December 31, 2007

•	Consolidated balance sheets as of December 31, 2008 and December 31, 2007

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•	Consolidated statements of changes in equity for the periods ended December 31, 2008 and December 31, 2007

•	Consolidated statements of cash flows for the periods ended December 31, 2008 and December 31, 2007

•	Notes to the consolidated financial statements

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5.1 Consolidated financial statements

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars except per share amounts	Note	Year Ended December 31, 2008	Year Ended December 31, 2007

Sales	38	9,792	9,966
Other revenues	38	50	35
Total revenues		9,842	10,001
Cost of sales	27	(6,585)	(6,698)
Gross profit		3,257	3,303
Selling, general and administrative	27	(1,219)	(1,099)
Research and development	27	(1,859)	(1,569)
Other income	25	131	184
Other expenses	25	(66)	(58)
Impairment on assets held for sale and related costs	26	(105)	(1,167)
Operating profit (loss)		139	(406)
Impairment charge on marketable securities	5	(138)	(46)
Finance income	28	145	155
Finance costs	28	(121)	(105)
Share of gain (loss) of associates	3	(60)	10
Impairment on investments in associates	3	(494)	-
Profit (loss) before income tax		(529)	(392)
Income tax benefit/(expense)	29	11	(41)
Net result		(518)	(433)

Attributable to:
Equity holders of STMicroelectronics		(519)	(439)
Minority interests		1	6
Net result		(518)	(433)

Earnings (loss) per share (Basic)	24	(0.58)	(0.49)
Earnings (loss) per share (Diluted)	24	(0.58)	(0.49)

The accompanying notes are an integral part of these consolidated financial statements.

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STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
		As at
In millions of U.S. dollars	Note	December 31, 2008	December 31, 2007
ASSETS
Non-current assets:
Property, plant and equipment	14	4,820	5,045
Goodwill	12	870	243
Intangible assets	13	1,865	843
Deferred income tax assets	29	536	355
Derivative financial instruments	6	-	8
Investments in associates	3	510	-
Available-for-sale financial assets	5	447	408
Restricted cash	35	250	250
Long-term loans and receivables	15	413	203
Other non-current assets	16	30	60
Total non-current assets		9,741	7,415
Current assets:
Inventories	8	1,841	1,355
Trade accounts receivable	7	1,064	1,605
Other receivables	10	307	336
Current income tax receivable	29	68	142
Other current assets	11	239	150
Derivative financial instruments	6	71	13
Available-for-sale financial assets	5	651	1,014
Cash and cash equivalents	30	1,009	1,855
Total current assets		5,250	6,470
Assets held for sale	9	-	1,017
TOTAL ASSETS		14,991	14,902

LIABILITIES AND EQUITY
Equity attributable to the shareholders of STMicroelectronics	22	8,759	9,953
Minority interests		474	53
Total equity		9,233	10,006
Liabilities
Non-current liabilities:
Long-term debt	19	2,403	1,887
Retirement benefit obligations	18	264	333
Deferred income tax liabilities	29	233	141
Long term provisions	20	110	61
Other non-current liabilities	21	500	332
Total non-current liabilities		3,510	2,754
Current liabilities:
Bank overdrafts	30	20	-
Current portion of long-term debt	19	138	103
Trade accounts payable	17	840	1,065
Other payables and accrued liabilities	17	866	702
Current provisions	20	313	195
Derivative financial instruments	35	5	1
Current income tax liabilities	29	66	76
		2,248	2,142
Total liabilities		5,758	4,896
TOTAL LIABILITIES AND EQUITY		14,991	14,902

The accompanying notes are an integral part of these consolidated financial statements.

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STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Equity attributable to the shareholders of STMicroelectronics
In millions of U.S. dollars, except per share amounts	Note	Ordinary Shares	Capital Surplus	Treasury Shares	Retained Earnings	Other Reserves	Minority Interests	Total Equity
Balance as of December 31, 2006		1,156	1,981	(331)	6,209	1,113	52	10,180
Unrealized profit on cash flow hedge, net of tax		-	-	-	-	(1)	-	(1)
Unrealized loss on debt securities		-	-	-	-	(3)	-	(3)
Foreign currency translation difference		-	-	-	-	458	(5)	453
Net income recognized directly in equity		-	-	-	-	454	(5)	449
Net result		-	-	-	(439)	-	6	(433)
Total recognized income for 2007		-	-	-	(439)	454	1	16
Employee share award scheme:
Value of services provided		-	-	-	-	78	-	78
Distribution of treasury shares	22	-	-	57	(57)	-	-	-
Exercise of stock options	22	-	2	-	-	-	-	2
Dividends, $0.30 per share	23	-	-	-	(270)	-	-	(270)
		-	2	57	(327)	78	-	(190)
Balance as of December 31, 2007		1,156	1,983	(274)	5,443	1,645	53	10,006
Unrealized loss on cash flow hedge, net of tax	16	-	-	-	-	(13)	-	(13)
Unrealized loss on debt securities		-	-	-	-	(10)	-	(10)
Foreign currency translation difference	16	-	-	-	-	(228)	(20)	(248)
Net income recognized directly in equity		-	-	-	-	(251)	(20)	(271)
Net result		-	-	-	(519)	-	1	(518)
Total recognized income for Jan. 1st – Dec. 31st, 2008		-	-	-	(519)	(251)	(19)	(789)
Employee share award scheme:
Value of services provided	22	-	-	-	-	76	-	76
Issuance of shares by subsidiaries		-	131	-	-			131
Minority interest arising on business combination	4						450	450
Distribution of treasury shares	22	-	-	(208)	(104)	-	-	(312)
Exercise of stock options		-	-	-	-	-	-	-
Dividends, $0.36 per share	23	-	-	-	(319)	-	(10)	(329)
		-	131	(208)	(423)	76	440	16
Balance as of December 31, 2008		1,156	2,114	(482)	4,501	1,470	474	9,233

The accompanying notes are an integral part of these consolidated financial statements.

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STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Note	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash flows from operating activities:
Cash generated from operations	31	2,160	2,534
Interest paid	28	(63)	(52)
Income tax paid	29	(154)	(133)
Net cash from operating activities		1,943	2,349
Cash flows from investing activities:
Payment for purchase of tangible assets	14	(992)	(1,141)
Proceeds from the sale of tangible assets	14	8	1
Investment in intangible and financial assets	5, 9,11,13	(434)	(436)
Payment for businesses acquired, net	4	(1,694)	(86)
Restricted cash for equity investments		-	(32)
Proceeds from maturity of short-term deposits	31	-	250
Purchase of available for sale financial assets	5	-	(708)
Proceeds from available for sale financial assets	5	351	101
Interest received		122	154
Net cash used in investing activities		(2,639)	(1,897)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	22	-	2
Proceeds from issuance of long-term debt	19	663	102
Repayment of long-term debt	19	(187)	(125)
Repurchase of common stock	22	(313)	-
Dividends paid to STMicroelectronics’s shareholders	23	(240)	(270)
Dividends paid to Minority interests		(10)	(5)
Net cash used in financing activities		(87)	(296)
Effect of changes in exchange rates		(83)	40
Net cash increase (decrease)		(866)	196
Cash and cash equivalents at beginning of period		1,855	1,659
Cash and cash equivalents at end of period		989	1,855
Reconciliation of cash and cash equivalents
Cash and cash equivalents for balance sheet purposes		1,009	1,855
Bank overdrafts		(20)	—
Cash and cash equivalents for cash flow statement purposes		989	1,855

The accompanying notes are an integral part of these consolidated financial statements.

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5.2 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

1 — GENERAL INFORMATION

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in 265, Schiphol Boulevard, Amsterdam and its corporate headquarters located in Geneva, Switzerland.

STMicroelectronics was formed in 1987 to be the holding company for the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in STMicroelectronics.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

ST Microelectronics is a publicly traded company that is listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved on 15 April, 2009 for submission to the annual general meeting of the shareholders by the Supervisory Board.

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 — Basis of preparation

These consolidated financial statements are prepared for Dutch statutory purposes, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Regulation (EC) No 1606/2002 requires that for each financial year starting on or after 1 January 2005, publicly traded companies governed by the law of a Member State are to prepare their financial consolidated accounts in conformity with IFRS. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code STMicroelectronics's income statement is presented in abbreviated form.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Group’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets and certain financial assets and financial liabilities (including derivative instruments) at fair value. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.

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It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.28.

2.2 —Consolidation

The Group’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its subsidiaries. The ownership of other interest holders is reflected as minority interest. Intergroup balances and transactions as well as unrealized gains and losses on transactions between affiliates have been eliminated in consolidation.

Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Associates

Associates include all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the consolidated balance sheet as “Investments in associates”.

The Group’s share in its associate's profit and losses is recognized in the income statement as “Share of gain (loss) of associates” and in the balance sheet as an adjustment against the carrying amount of the associate while and its share of post acquisition movement in reserves is recognized in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the Group.

2.3 — Business combinations

The Group accounts for its business combinations in line with the requirements of IFRS 3. All business combinations are accounted for by applying the purchase accounting method. The purchase accounting method consists of identifying the acquirer, determining the acquisition date and consideration transferred (purchase price), recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognising goodwill or, in the case of a bargain purchase, a gain.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of any minority interest.

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The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (Note 2.14). If the cost of acquisition is lower than the fair value of the Group’s share in the net assets of the entity acquired, the difference is recognized directly in the income statement.

Estimates related to business combinations are further disclosed in the note 2.28 "Critical accounting estimates and judgments."

2.4 — Foreign currency translation

Functional and presentation currency

The U.S. dollar is the functional and presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, non-dollar labor costs are concentrated primarily in the countries of the Euro zone.

Translation and balances

The functional currency of each subsidiary throughout the Group is either the local currency or the US dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the financial statements of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the balance sheet date. Income and expense items and cash flow items are translated at the monthly exchange rate in which they are recognized. This has been determined to be an adequate reflection of average exchange rate of the period. The currency translation adjustments ("CTA") generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of “Other reserves” in the consolidated statements of changes in equity.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each balance sheet date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income as “Other income” or “Other expense".

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between translation differences resulting from changes in the amortized cost of the security and fair value changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the income statement as finance cost or finance income below operating income, and fair value in carrying amount are recognized in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain, or on the line “Other income” or “Other expense” within the operating results. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value are recognized in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the transaction closing rate.

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2.5 — Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group.  The Group accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price.  The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group records the accrued amounts as a reduction of revenue at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price.  Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Group does not carry insurance against immaterial non-consequential damages. The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.  Any potential warranty claims are subject to the Group’s determination that the Group is at fault for damages, and such claims usually must be submitted within a short period following the date of sale.  This warranty is given in lieu of all other warranties, conditions or terms express or implied by statute or common law.  The Group’s contractual terms and conditions limit its liability to the sales value of the products which gave rise to the claims.

Distribution costs are recorded in “cost of sales”.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the balance sheet date.

Other revenues

Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.

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Fundings

Fundings received by the Group are mainly from governmental agencies. Income is recorded when all qualifying expenditures have been incurred and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities, and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that requires beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated statements of income. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, which would have supposed that the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits ("Credit Impot Recherche") in its tax jurisdictions. Such credits can be recovered through the reduction of income tax to be paid for the year. Nevertheless, the Group is entitled to receive in cash such credit even if no income tax is expected to be paid. The Group recognizes these credits as long term or short-term receivables depending on the expected time to collection.  Since 2008 in France these credits are enacted on the basis of a new tax law and as such deducted from “Research and development” in the consolidated statements of income. The Group considers the tax credits received from French tax authorities as government grant based on the fact, that the credit is granted independent of tax payments of the Group. The Group does not discount the research tax credits according to International Accounting Standard (IAS) 20 "Government grants".

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” and is recognized in the Group’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Group also receives capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges. When the funding has been classified as long-term receivable, it is reflected in the balance sheet at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance costs”.

Loans

The Group receives certain loans from public sources, related to large capital investment projects. The Group records these loans at their nominal value as debt in its consolidated balance sheets. The interest rate on such loans is considered to reflect the fair value rate based on the terms of contracts.

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Finance income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income.

2.6 — Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are charged to expense as incurred and are presented net of French research tax credits. In the financial statements released prior to 2008 the Group recorded research and development tax credits as part of other income and expenses.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and costs can be measured reliably. Research and tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when in use, over their estimated useful lives, not exceeding three years (Note 2.13). Other development costs are recognized as an expense as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. The amortization expense recognized on capitalized development costs is recorded as cost of sales. Amortization expense on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research are recorded as research and development expenses.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount.

2.7 — Start-up and phase-out costs

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. No material sales are associated with these costs. Similarly the Group is recording the phase out costs of its manufacturing facilities when the volume is dropping below a minimum acceptable level as defined by corporate policy. Start-up and phase-out costs are not included as part of cost of sales and are presented in “Other expenses” in the consolidated statements of income.

2.8 — Income taxes

Income tax expense represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Income tax expense for specific tax assessments are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded, using the liability method, for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group does not provide deferred income taxes on temporary differences arising on investments in subsidiaries and associates because the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future, or if reversed, will not be subject to tax.

The group receives certain research tax credits in some of its jurisdictions. Except for the French tax credits granted after 2008 and described in the Note 2.5, these research tax credits are deemed to benefit the income tax.

Income taxes are recognized in the cash flows from operating activities in the consolidated statements of cash flows.

2.9 — Earnings per share

Basic earnings per share are computed by dividing net profit by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, non vested shares and convertible debt to the extent such incremental shares are dilutive. Non vested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

2.10 — Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits at call with banks, highly liquid investments purchased with an original maturity of ninety days or less. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheet.

2.11 — Restricted cash

Restricted cash includes collateral deposits used as security under arrangements for financing of an available-for-sale investment.

2.12 — Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable cost to sell.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock by computing any excess inventory based on the previous quarter sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.

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2.13 — Intangible assets subject to amortization

Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, purchased software, customer relationships, and other intangible assets acquired in business combinations recorded at fair value, internally developed software which is capitalized and costs incurred on other development projects that meet all capitalization criteria as defined in IAS 38 (revised), Intangible Assets. Intangible assets subject to amortization are reflected net of any impairment losses.

The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. In determining recoverability, STMicroelectronics usually estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value.

Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Purchased software	3-4 years
Internally developed software	4 years
Capitalized development costs	3 years
Customer relationships acquired in business combinations	4-12 years

The capitalization of costs for internally generated software developed for the Group’s internal use begins when the preliminary project stage is completed and when the Group, implicitly or explicitly, authorizes and commits to funding a computer software project since it will be probable that the project will be completed and will be used to perform the function intended.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products, are recognised as intangible assets net of any research tax credit attributable to the specific projects when the Group can demonstrate all of the following:

-	the technical feasibility of completing the item under development so that it will be available for use or sale;

-	its intention to complete the item under development and to use it or sell it;

-	its ability to use or sell the intangible asset under development;

-	how the item under development will generate probable future economic benefits;

-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

-	its ability to measure reliably the expenditure attributable to the project during its development.

Development costs that have been capitalized are amortized on a straight-line basis over the period of their expected benefits, not exceeding three years. Development costs incurred before the Group can demonstrate the compliance with the capitalization criteria described above and after the commencement of the generation of benefits through the use or production of the developed item are not capitalized and are recognized in the consolidated statements of income as research and development expenses.

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2.14 — Goodwill

Goodwill represents the excess of the costs of the acquisition over the fair value of the acquired net identifiable assets.

Goodwill recognized in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. These CGUs represent a unit one level below the level of an operating segment for which discrete financial information is available and which is subject to regular review by segment management.

As further described in detail in Note 12, the impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less cost to sell and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

2.15 — Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government fundings, depreciation and any impairment losses. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of item can be measured reliably; minor replacements and repairs are charged to the consolidated statement of income.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

In 2008, STMicroelectronics launched its first 300 mm. facility. Consequently STMicroelectronics assessed its useful life of its 300 mm. equipment and based on relevant economic and technical factors concluded that the appropriate depreciation period for this equipment was 10 years. This policy was applicable starting January 2008.

The Group evaluates in each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is normally estimated by the Group based on independent market appraisals or using discounted cash-flow procedure.

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The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and their continual technological competitiveness, change in the selling price and the adoption of new technologies. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” in the consolidated statements of income.

A manufacturing line is composed of several individual equipments which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which a significant portion of the risks and rewards of ownership are retained by the Group are classified as finance leases. These leases are included in “property, plant and equipment” and depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.16 — Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2008 any investment classified as held-to-maturity financial asset.

Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. This category also includes derivatives classified as held for trading including foreign currency forward contracts and currency options.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date, which are classified as non-current assets. Loans and receivables are classified in the consolidated balance sheets as trade accounts receivable (Note 2.17), other receivables and long-term loans and receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

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Valuation

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss. Financial assets carried at fair value through profit and loss are initially recognized at fair value, and transaction costs are expensed in the consolidated statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the currency / fair value of the financial assets carried at fair value through profit and loss are presented in the consolidated statement of income within “Other income” or “Other expenses” in the period in which they arise.

Changes in the fair value excluding translation differences of monetary and non-monetary securities classified as available for sale are recognized as a separate component of “Other reserves” in the consolidated statements of changes in equity.

When securities classified as available for sale are sold, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models and reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant (50%) or prolonged decline (at least 1 year) in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss- is removed from equity and recognized in the consolidated statement of income. Impairment losses recognized in the consolidated statement of income on equity securities are not reversed through the income statement if the security recovers its value prior to disposal. Impairment testing of trade receivables is described in note 2.17.

2.17 — Trade accounts receivable

The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated present cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the income statement as “Selling, general and administrative”. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative expenses” in the consolidated statement of income.

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 2.18 — Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as held-for-trading financial assets, as described in the note 6.

Derivative financial instruments classified as held for trading

The Group conducts its business on a global basis in various major international currencies.  As a result, the Group is exposed to adverse movements in foreign currency exchange rates.  The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at STMicroelectronics's subsidiaries. In addition forward contracts and currency options are also used by STMicroelectronics to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecast intergroup transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on STMicroelectronics's behalf by subsidiaries.   These intergroup transactions are not closely linked to ultimate transactions with third parties.  These instruments do not qualify as hedging instruments under the requirements of the IAS 39 "Financial Instruments: recognition and Measurement" and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income" or "other expenses" as well as transaction costs in the consolidated statements of income.

Cash Flow Hedges

To further reduce its exposure to U.S. dollar exchange rate fluctuations, STMicroelectronics also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros, since these transactions are considered highly probable to occur. The foreign currency forward contracts and the currency options used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction, close link to ultimate sales to third parties and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge and the transaction costs are reported as a component of “Other reserves” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction, which is “Cost of sales”. The gain or loss is recognized immediately in “other income” and “other expenses” in the consolidated statements of income when an ineffective portion of the hedge is identified.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income within “other income” and “other expenses”.

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2.19 — Employee benefits

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognized in the consolidated balance sheet in respect of defined pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long term employee benefits such as seniority awards in certain countries.  The entitlement to these benefits is usually conditional on the employee completing a minimum service period.  The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.  Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income in the period of change.  These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the balance sheet date are discounted to present value. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer.

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Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled as further explained in Note 22.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted at date of grant. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

2.20 — Financial Debt

Compound Financial Instruments

At December 31, 2008, the Group had convertible bonds issued in 2006 on a ten-year maturity period.

Compound financial instruments are assessed for separate accounting into debt and equity components based on the circumstances at the inception of the instruments. The Group recognizes separately the components of the financial instrument that a) creates a financial liability and b) grants an option to the holder of the instrument to convert it into an equity instrument of STMicroelectronics. A conversion option embedded in the compound financial instrument is an equity instrument when STMicroelectronics has an unconditional right through this option to avoid settlement in cash or another financial asset as well as if the amount is not settled by at a fixed amount of shares for a fixed price. When separate accounting is applied, the fair value of the liability portion of the convertible debt is determined using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This amount is recognized as a financial liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. When separate accounting cannot be applied because settlement in cash or another financial asset cannot be avoided, the conversion option is recorded at fair value and reported as a liability component as part of non-current liabilities on the consolidated balance sheet. Changes in fair value are recognized immediately at each reporting date on the line “Other income” or “Other expenses” in the consolidated statement of income.

For the 2016 convertible bonds, the holder has the right, in the event of any change in control, to require STMicroelectronics to purchase for cash all or any part of the holder’s convertible bonds.  Consequently, STMicroelectronics determines that it does not have the unconditional right to avoid settlement in cash, since the event that would cause such settlement is beyond its control and can not be considered at inception of the bonds as neither extremely rare, highly abnormal nor very unlikely to occur. As such, the conversion option is not recognized as an equity component but as a non-current liability. The liability portion of the convertible debt was determined based on ten-year timeframe until maturity. The embedded rights of STMicroelectronics to reacquire for cash starting from March 10, 2011 the outstanding convertible bond are included in the liability component of the compound instrument.

Debt issuance and other transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The costs allocated to the liability component of the financial instrument are amortized in “finance cost” until extinguishment of the liability component.

Interest paid are considered as operating expenses and are thus reported as part of the cash flows generated by operating activities in the consolidated cash flow statement.

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Bank loans and senior bonds

Bank loans and senior bonds, are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.21 — Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When STMicroelectronics purchases its equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, (net of income taxes), is deducted from equity attributable to STMicroelectronics’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received (net of directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to STMicroelectronics’s shareholders.

2.22 — Other reserves

Other reserves correspond to changes in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “other reserves” consists of fair value of services provided under share award schemes, temporary unrealized gains or losses on financial assets classified as available-for-sale and the unrealized gain (loss) on derivative instruments designated as cash flow hedge, all net of tax as well as foreign currency translation adjustments. The detailed information on other reserves is presented further in the note 23.

2.23 — Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

2.24 — Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

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2.25 – Contingencies

STMicroelectronics is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of STMicroelectronics, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, STMicroelectronics considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. STMicroelectronics regularly revaluates claims to determine whether provisions need to be readjusted based on the most current information available to STMicroelectronics. Changes in these evaluations could result in adverse, material impact on STMicroelectronics’s results of operations, cash flows or its financial position for the period in which they occur.

2.26 — Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating decision maker (Company's sole member of Managing Board) to make decision about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the Groups’ internal financial measurements, STMicroelectronics uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with STMicroelectronics’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

2.27 — Changes in accounting policies

Tax credits

Since 2008 following the enacting of a new tax methodology to compute the R&D tax credit in France, which is now directly linked to the amount of R&D spending, STMicroelectronics has accounted for these tax credits as a reduction in R&D expenses and not as Other income. No impact on net income occurred due to this change.

Impairment, restructuring charges and other related closure costs
In order to properly reflect consolidated statement of income by function, the various components which would previously have been included in "Impairment, restructuring charges and other related closure costs" were reclassified in Cost of sales, Research & development, General & administrative costs and Impairment on assets held for sale and related costs. This approach has been applied to 2007 retrospectively as well as to 2008. No impact on net income occurred due to this change.

Changes in the segment reporting

Starting August 2, 2008, as a consequence of the creation of ST-NXP Wireless, STMicroelectronics reorganized its groups. A new segment was created to report wireless operations (“WPS”); the product line Mobile, Multimedia & Communications Group (“MMC”) which was part of segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines.

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The remaining part of ASG is now comprised of Automotive Consumer Computer and Telecom Infrastructure Product Groups (“ACCI”).

The new segment organization is presented in the Note 37. STMicroelectronics has restated its results in prior periods for illustrative comparisons of its performance by product segment. No impact on net income occurred due to this change.

2.28 — Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

Provision for sales returns and sales deductions

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group records the accrued amounts as a deduction of revenue at the time of the sale.

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered as probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Group does not carry insurance against immaterial non consequential damages. The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Group’s determination that the Group is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Group’s contractual terms and conditions limit its liability to the sales value of the products which gives rise to the claims.

STMicroelectronics, when acting as a guarantor, recognizes, at the inception of a guarantee, a liability for the fair value of the obligation STMicroelectronics assumes under the guarantee, in compliance with IAS 39, Financial Instruments: Recognition and measurements. When the guarantee is issued in conjunction with the formation of a partially owned business or a venture accounted for under the equity method, the recognition of the liability for the guarantee results in an increase to the carrying amount of the investment.

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The liabilities recognized for the obligations of the guarantees undertaken by STMicroelectronics are measured subsequently on each reporting date, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the initial liability being reduced as STMicroelectronics, as guarantor, is released from the risk underlying the guarantee.

Trade receivables

The Group maintains impairment for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The Group bases its estimates on historical collection trends. Furthermore, the Group is required to evaluate its customers’ credit ratings from time to time and take an additional provision for any specific account that it estimates as doubtful. Although the Group has determined that its most significant customers are creditworthy, if the financial condition of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Income taxes

The Group is required to assess the likelihood of recovery of deferred tax assets. As of December 31, 2008, the Group believes that all of the deferred tax assets as recorded on the consolidated balance sheet would ultimately be recovered. However, should there be a change in the Group’s ability to recover deferred tax assets or in the tax rates applicable in the various jurisdictions, this could have an impact on the Group’s future tax provision in the periods in which these changes could occur.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Group recognizes liabilities for anticipated tax audit issues based on estimates that probable additional taxes will be due. The Group reverses the liability and recognizes a tax benefit during the period if it ultimately determines that the liability is no longer necessary. An additional charge is recorded in income tax expense in the period in which the Group determines that the recorded tax liability is less than the Group expects the ultimate assessment to be.

Inventory

The valuation of inventory requires the Group to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Inventory is reduced to the expected realizable value for any excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions worsen, increase excess capacity and generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory adjustments, which would have a negative impact on the gross margin.

Impairment of long-lived assets

Long-lived assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 2.13, 2.14 and 2.15. Considerable management judgments are necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

 Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy.

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The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

Restructuring charges

The Group has undertaken, and may continue to undertake, significant restructuring initiatives, which have required, or may require in the future, to develop formalized plans for exiting activities or to dispose of certain activities. In accordance with IAS 37 accounting requirements, the Group recognizes the fair value of a liability for costs associated with an exit or disposal activity when a present obligation exists and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Given the significance and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As the Group operates in a highly cyclical industry, it continues to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, the Group may be required to incur additional charges as well as to change estimates of amounts previously recorded in the period in which such determination is made.

Asset disposal

The Group has entered, and may in the future enter, into agreements to dispose of operations, assets or groups of assets. In accounting for asset disposals, the Group ensures that the conditions as stated in International Financial Reporting Standard No. 5, “Non-current assets and disposal groups held for sale” are met before reclassifying these items as current assets and ceasing depreciation and amortization. Furthermore, IFRS 5 requires an impairment analysis when assets are moved to “Asset disposal held for sale” based on the difference between the Net Book Value and the Fair Value, less costs to sell, of the group of assets (and liabilities) to be sold. The final amount of impairment charge could be different subject to adjustments due to business evolution before closing of the potential transactions to sell.

Share-based compensation

The Group is required to expense its employees’ share-based compensation awards in compliance with International Financial Reporting Standard No. 2, “Share based payment”. The Group measures share-based compensation cost based on the fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. The Group’s share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of share-based compensation, the Group is required to use certain assumptions, including the probability of reaching the market performance and financial results targets, the forfeitures and the service period of each employee.

Fair value of financial instruments

The Group holds certain financial instruments that are not traded in an active market. For the valuation of the fair value of such instruments, the Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date as more fully disclosed in Note 35.

Business combinations

The Group has entered, and may also in the future enter, into agreements to acquire business activities. In accounting for business combinations, IFRS 3 requires that the Group initially recognizes each identifiable asset and liability of the acquired businesses at their acquisition date fair values. As technology, research and development activities and customer relationships are the main value drivers in the microelectronic industry, a significant amount of the purchase price paid relates to the related identifiable intangible assets.

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As no active market exists for most intangible assets, the determination of their acquisition date fair value requires a considerable amount of estimates and judgment. These estimates include, but are not limited to, estimates of future cash flows related to these intangibles, charges for other assets used to generate cash flows in combination with other assets (contributory asset charges), the useful lives and the derivation of the appropriate cost of capital to discount the projected cash flows. As the actual results may differ materially from the cash flow projections impairment charges in subsequent periods might be required.

The purchase agreement regarding the acquisition of the NXP wireless business (Note 4) provides Group with a call option over NXP Wireless's non-controlling interest in the acquired business. As a part of the total consideration paid by the Group for the transaction relates to the call option, the Group is required to determine the fair value of the call option at the acquisition date. Due to the special terms of the call option no market price is available. Thus the determination of the fair value requires estimates regarding the fair value of the underlying asset (non-controlling interest in the business acquired), the future strike price, the expected volatility of the fair value of the underlying asset and the expected expiration date.

2.29 — Recent accounting pronouncements

a) Interpretations effective in 2008 and early adopted by the Group:

IFRIC Interpretation No. 11, Group and Treasury Share Transactions (“IFRIC 11”) is effective for annual periods beginning on or after March 1, 2007, with early application permitted. This Interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving grants by subsidiaries to their employees of equity instruments issued by the holding company of the Group. Specifically the Interpretation:
-
requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained;

-
provides guidance on whether share-based payment arrangements in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent should be accounted for as cash-settled or equity-settled in the entity’s individual or separate financial statements.

STMicroelectronics early adopted IFRIC 11 in 2006. Consequently, STMicroelectronics’s subsidiaries recognized the compensation expense, related too its share scheme plans with a corresponding increase recorded in equity as a contribution from the parent.

b) Interpretations effective in 2008 and relevant for the Group’s operations:

IFRIC Interpretation No. 14, IAS 19- The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (“IFRIC 14”) was issued in July 2007. This Interpretation provides guidance on assessing (1) the limit of the amount of surplus that can be recognized as an asset and (2) the effect of a statutory or contractual minimum funding requirement. Under the interpretation, no additional liability will require recognition unless the contributions payable under the minimum funding requirement cannot be returned to STMicroelectronics. IFRIC 14 is mandatory for annual periods beginning on or after 1 January 2008, with early application permitted. The Group adopted IFRIC 14 in 2008 and the interpretation did not have any material effect on the Group’s financial position and results of operations.

In October 2008, the IASB issued amendments to IAS 39 and IFRS 7, Financial Instruments: Disclosure. These amendments allow the reclassification of certain financial assets previously classified as “held for trading” or “available for sale” to another category, under limited circumstances. Certain exceptions exist, as derivatives and assets designated at “fair value through profit and loss” under the fair value option are not eligible for this reclassification. The amendments have an effective date of July 1, 2008. In November 2008 the IASB issued a further amendment to clarify the application of the retrospective reclassification, the effective date and the transition requirements. The Group applied this amended guidance when effective but it did not have an effect on the Group’s financial position and results of operations.

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c) Interpretations affective in 2008 and not relevant for the Group’s operations.
o	IFRIC 12, Service Concession Arrangements

o	IFRIC 13, Customer Loyalty Programmes

o	IFRIC Interpretation No. 16, Hedges of a Net Investment in a Foreign Operation

d) Standards and amendments to published standards that are not yet effective and have been early adopted by the Group:

The Group early adopted in 2007 International Financial Reporting Standard No. 8, Operating Segments (“IFRS 8”), effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces International Accounting Standard No. 14, Segment Reporting (“IAS 14”) and aligns segment reporting with the requirements of the US Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”). IFRS 8 requires an entity to adopt the “management approach” to reporting on the financial performance of its operating segments. The adoption of IFRS 8 only impacted the format and extent of disclosures presented in STMicroelectronics’s consolidated financial statements on segment information for the years ended December 31, 2008, 2007 and 2006, which is presented in note 38.

The International Accounting Standards Board (“IASB”) issued in March 2007 revised International Accounting Standard No. 23, Borrowing costs (“IAS 23”). The revised standard eliminates the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. In issuing revised IAS 23, the IASB aims to improve financial reporting by enhancing comparability between companies by allowing only one accounting treatment for borrowing costs, which is the capitalization of these borrowing costs as part of the cost of the asset. The revisions to IAS 23 are effective for annual periods beginning on or after January 1, 2009, with early application permitted. STMicroelectronics early adopted revised IAS 23 in 2007. Such early adoption did not have any material impact on the Group’s financial position and results of operations.

In January 2008, the IASB amended IFRS 2. The amendment limits vesting conditions to service conditions and performance conditions. Other features of a share-based payment are not vesting conditions and must be included in the grant date fair value for share-based payment transactions. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment, which is the acceleration of the expense based on the grant date fair value. The amendment to IFRS 2 must be applied to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009, with early application permitted. The Group early adopted IFRS 2, as amended, in 2008. Such early adoption did not have any material impact on the Group’s financial position and results of operations.

e) Standards, amended standards and interpretations that are not yet effective and have not been early adopted by the Group:

The IASB issued in September 2007 revised International Accounting Standard No. 1, Presentation of Financial Statements (“IAS 1”). The revised standard stems from IASB and Financial Accounting Standards Board (“FASB”) joint effort to review and harmonize the presentation of financial statements. The major change in IAS 1 is the new requirement that all changes in equity arising from transactions with owners in their capacity as owners be presented separately from non-owner changes in equity. An entity will thus no longer be permitted to present components of comprehensive income in the statement of changes in equity. Instead a new “statement of comprehensive income” will be required. This new statement will allow readers to better distinguish between transactions with owners in their capacity as owners from transactions that constitute “non-owner” changes in equity. The revised standard is effective for annual periods beginning on or after January 1, 2009, with early adoption permitted. The Group is currently reviewing the impact of revised IAS 1 on the presentation of its consolidated financial statements.

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In February 2008, the IASB issued amendments to IAS 32 and IAS 1. The amendments are meant to improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares but that are classified as financial liabilities. IAS 32 as amended will require entities to classify the following types of financial instruments as equity, provided, that those instruments have particular features and meet certain conditions: (i) puttable financial instruments; (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only upon liquidation. The amendments will apply to annual periods beginning on or after January 1, 2009, with early application permitted. The Group early adopted in 2008 IAS 32 and IAS 1 as amended. Such early adoption did not have any material impact on the Group’s financial position and results of operations.

In January 2008, the IASB issued a revised version of International Financial Reporting Standard No. 3, Business Combinations (“IFRS 3R”) and an amended version of International Accounting Standard No. 27, Consolidated and Separate Financial Statements (“IAS 27R”).  IFRS 3R is a further development of the acquisition model: The standard now applies to more transactions, as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard. The requirements for recognition of contingent consideration have also been amended. Contingent consideration is now required to be recognized at fair value even if it is not deemed to be probable of payment at the date of acquisition. All subsequent changes in debt contingent consideration are recognized in the income statement and not against goodwill. The revised standard gives also the option, on a transaction-by-transaction basis, to measure non-controlling interests (previously minority interest) at the fair value of their proportion of identifiable assets and liabilities or at full fair value. The “bargain purchase” guidance remains the same with the requirement to recognize “negative goodwill” immediately in the income statement. IFRS 3R has limited changes to the assets and liabilities recognized in the acquisition balance sheet but while current guidance requires deferred tax assets of the acquired business that are not recognized at the date of the combination but subsequently meet the recognition criteria to be adjusted against goodwill, the revised standard will only allow adjustments against goodwill within the one-year window for finalization of the purchase accounting. IAS 27R moves the consolidation standard to a mandatory adoption of the economic entity model. A partial disposal of an interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity under the economic entity approach. Purchase of some or all of the non-controlling interest is treated as a treasury transaction and accounted for in equity. A partial disposal of an interest in a subsidiary in which the parent company loses control but retains an interest triggers recognition of gain or loss on the entire interest.  IFRS 3R applies to business combinations with an acquisition date that is on or after the beginning of the first annual reporting period that starts on or after July 1, 2009. IAS 27R takes effect in fiscal years beginning on or after the start of the first annual reporting period that commences on or after July 1, 2009. Earlier application is permitted, but if one of the standards is applied early, the other one must also be applied. The Group is currently evaluating the effect the adoption of these statements will have on its financial position and results of operations.

As a result of its first "Annual Improvement Project" the IASB issued "Improvements to IFRSs" in May 2008. This document contains 35 amendments to 20 standards. The main amendments are:

•	classifying assets and liabilities of a subsidiary where the expected disposal results in a loss of control as assets held for sale (IFRS 5),
•	recognizing proceeds from the disposal of certain assets of property, plant and equipment that were previously held for rental to others within revenue (IAS 16),
•	clarifying the differentiation between curtailments and negative past service cost (IAS 19),
•	clarifying that short term employee benefits are those that are due to be settled within one year after rendering the respective service (IAS 19),
•	recognizing government loans with a below market interest rate initially in accordance with IAS 39 (IAS 20),
•
clarifying that equity investments are tested for impairment as a single asset and requiring that any impairment loss is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity investment (IAS 28),

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•	disclosure of the valuation parameters in an impairment test, when the recoverable amount is represented by a fair value less cost to sell determined using discounted cash flow projections (IAS 36),
•	recognizing advertising expenses when the entity has the right to access the goods related to the promotional activities (IAS 38),
•	including in the scope of IAS 40, Investment Property, property that is being constructed or developed for future use as investment property (IAS 16, IAS 40),

Most of the amendments are effective for annual periods beginning on or after January 1, 2009. The Group is currently evaluating the effect the adoption of these amendments will have on its financial position and results of operations.

In July 2008, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The amendments makes two significant changes: (1) it prohibits including time value in the one-sided hedged risk when designating options as hedges and; (2) prohibits designating inflation as a hedgeable component of a fixed rate debt unless it is a contractually specified portion of cash flows of a recognized inflation-linked bond and the other cash flows of the instruments are not affected by the inflation portion. The amendments will be effective retrospectively for annual periods beginning on or after July 1, 2009, with early application permitted. The Group is currently evaluating the adoption of these amendments will have on its hedging strategies since the Group, when designating currency options as hedging items in cash flow hedge transactions, measures effectiveness based on the full fair value the option.

IFRIC 17 Distributions of Non-cash Assets to Owners was issued in November 2008. This interpretation provides guidance on how to account for distributions of non-cash assets to owners and distributions that give owners a choice of receiving either non-cash assets or a cash alternative. The Interpretation clarifies that the liability to pay a dividend should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. A liability to distribute non-cash assets shall be measured at the fair value of the assets to be distributed. When the entity settles the dividend payable, it shall recognize any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable in profit or loss. The Interpretation is effective for annual periods beginning on or after July 1, 2009, with early adoption permitted. The Group is currently evaluating the effect the adoption of the interpretation will have on its financial position and results of operations.

f) Interpretations that are not yet effective and not relevant for the Group’s operations:

The following standards and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods on or after January 1, 2009 but are not relevant for the Group’s operations:

o	Amendment to IFRS 1 and IAS 27 "Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate",

o	Revised IFRS 1, First-time Adoption of International Financial Reporting Standards,

o	IFRIC 15, Agreements for the Construction of Real Estate.

o	IFRIC 18, Transfers of assets from customers.

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3 — INVESTMENTS IN ASSOCIATES

As of December 31, 2008, STMicroelectronics owns 41.2% of Veredus Laboratories Pte. Ltd ("Veredus"), 8.1% of ATLab Inc. (“Atlab”) and 48.6% of Numonyx Holdings B.V., ("Numonyx") and accounts for these investments in associates using the equity method.

Numonyx
In 2007, STMicroelectronics announced that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of STMicroelectronics’s Flash Memory Group ("FMG Deconsolidation") and Intel’s flash memory business. Under the terms of the agreement, STMicroelectronics would sell its flash memory assets, including its Hynix-ST investment, a NAND4 joint venture interest with Hynix Semiconductor Inc. and other NOR5 resources, to the new company, which was called Numonyx Holdings B.V., (“Numonyx”), while Intel would sell its NOR assets and resources. Pursuant to the signature of the agreement for the FMG deconsolidation and upon meeting criteria for assets held for sale as set by IFRS 5, in 2007, STMicroelectronics reclassified the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale”. Coincident with this classification, STMicroelectronics reported an impairment charge of $1,162 million to adjust the value of these assets to fair value less costs to sell, on the line "Impairment on assets held for sale and related costs" of the consolidated statement of income for the year ended December 31, 2007. The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by STMicroelectronics. No remaining amounts related to the FMG deconsolidation was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of December 31, 2008.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, STMicroelectronics contributed its flash memory assets and businesses for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 5. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, STMicroelectronics incurred an additional pre-tax loss of $190 million for the year ended December 31, 2008, which was reported on the line "Impairment on assets held for sale and related costs" of the consolidated statement of income.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and STMicroelectronics have each granted in favor of Numonyx a 50% debt guarantee that is not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise STMicroelectronics’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under IAS 39 "Financial Instruments: Recognition and measurement". It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of our investment in Numonyx. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2008. The Guarantee is being amortized on a pro-rata basis over its four-year term.

4 NAND Flash : a type of non-volatile memory circuit that can be electrically erased and reprogrammed and allows for block-level access to memory cells.
5 NOR Flash : a type of non-volatile memory circuit that can be electrically erased and reprogrammed and allows for random access to any memory cell.

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For the year ended December 31, 2008 STMicroelectronics reported on the line “Share of gain (loss) of associates” on STMicroelectronics’s consolidated statement of income $60 million of equity loss in Numonyx investment, including $4 million related to interest expense on the Subordinated notes and corresponding to STMicroelectronics’s equity interest in the financial expense of Numonyx, and $2 million of compensation on stock awards granted to employees subsequently transferred to Numonyx.

Additionally, due to deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s current and projected results, STMicroelectronics re-assessed the fair value of its investment in the associate and recorded a $485 million impairment charge on the line “Impairment on investments in associates” in the 2008 consolidated statement of income.

The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies. At December 31, 2008 STMicroelectronics’s investment in Numonyx, including the amount of the debt guarantee, amounted to $496 million.

STMicroelectronics’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its fair value of the investment in associate, including the debt guarantee, and its investment in subordinated notes totaling $664 million.

In the recognition of its share of results in Numonyx, STMicroelectronics applies a one-quarter lag reporting. Consequently, its share of the results of Numonyx up to September 2008 has been reported by STMicroelectronics in its results for the period ended on December 31, 2008. Numonyx had no transactions in the three months ended December 31, 2008 that would require an adjustment for STMicroelectronics's results.

Summarized IFRS financial information for Numonyx (unaudited), as of September 27, 2008 and for the six months then ended that, because of the one-quarter lag discussed above, corresponds to the amounts included in STMicroelectronics’s Consolidated Financial Statements as of December 31, 2008 and for the twelve months then ended, are as follows:

Statement of income information:
Net sales	1,165
Gross profit	266
Net result	(119)
Balance sheet information:
Non-current assets	1,427
Current assets	1,614
Non-current liabilities	865
Current liabilities	512
Net worth	1,664

Veredus
In 2008, the Company acquired 41.2% of ownership interest in Veredus, a company located in Singapore which sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of the Company’s LabOnCHip technology and products. The Company accounted for its interest in Veredus under the equity method. The Company’s share in the 2008 result of Veredus, reported on the line “Share of gain (loss) of associates” of the consolidated statement of income for the year ended December 31, 2008 was not material.

In the recognition of its share of results in Veredus, the Company applies a one-quarter lag reporting. Consequently, its share of the results of Veredus up to September 2008 has been reported by the Company in its results for the period ended on December 31, 2008. Veredus had no transactions in the three months ended December 31, 2008 that would require an adjustment for the Company's results.

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ATLab
In 2008 the Company acquired 8.1% of ATLab Inc. (“Atlab”), a company located in the Republic of Korea which is a fabless semiconductor company specialized in mixed-signal System-on-Chip (SoC). The acquisition amounted to $3 million and was fully paid in 2008. The Company reviewed the extent of its control over Atlab in light of IAS28 and determined that it had significant influence. As a result Atlab is considered as an associate and valued under the equity method.

The Company’s share in 2008 result of Atlab, reported on the line “Share of gain (loss) of associates” of the consolidated statement of income for the year ended December 31, 2008 was not material.

4 — BUSINESS COMBINATIONS

Genesis Microchip Inc.
On January 17, 2008, STMicroelectronics obtained effective control of Genesis Microchip Inc. (“Genesis Microchip”) by acquiring 89% of its common shares of under the terms of a tender offer announced on December 11, 2007. On January 25, 2008 STMicroelectronics completed the acquisition by acquiring the remaining common shares of Genesis Microchip by offering the right to receive the same $8.65 per share price paid in the original tender offer. The total purchase price for the acquired shares was $340 million; however STMicroelectronics received $170 million of cash and cash equivalents for a net payment of $170 million.

Additional direct costs associated with the acquisition amounting to approximately $6 million were paid in 2008. On closing, Genesis Microchip became part of STMicroelectronics’s Home Entertainment & Displays business activity which is part of the Automotive Consumer Computer and Telecom Infrastructure Product Groups segment.

The acquisition of Genesis Microchip expands STMicroelectronics’s leadership in the digital TV market. Genesis Microchip will enhance STMicroelectronics’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

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The acquisition had the following effect on the Group's assets and liabilities on January 17, 2008 the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition

Property, plant and equipment	14	14		14
Intangible assets:	13
Core technologies		8	36	44
Customer relationships		-	27	27
Trademarks		-	2	2
IP R&D		-	21	21
Total of intangible assets		8	86	94
Inventories		13	-	13
Marketable securities	5	11	-	11
Cash and cash equivalents		170	-	170
Other receivables		22	-	22
Other assets		13	(6)	7
Deferred tax assets		-	44	44
Other liabilities.
Accounts payable, trade		(13)	-	(13)
Accrued liabilities		(19)	-	(19)
Income tax payable		(9)	-	(9)
Total of Other liabilities		(41)	-	(41)

Net identifiable assets and liabilities		210	124	334
Goodwill on acquisition	12	-		12
Minority interest		-	-	-

Cash paid			340
Direct costs attributable to acquisition			6
Total purchase consideration			346
Less:
Value of non-cash assets exchanged			-
Cash and cash equivalents acquired			(170)
Cash flow effect			176

The purchase price allocation is based on a third party independent appraisal.

The acquired business contributed revenues of $131.5 million and net loss of $36.8 million to STMicroelectronics for the period of 17 January 2008, to December 31, 2008.

ST-NXP Wireless
On August 2, 2008, ST-NXP Wireless, a subsidiary owned 80% by STMicroelectronics, began operations based on contributions of the wireless businesses of STMicroelectronics and NXP B.V., as the minority interest holder. STMicroelectronics paid to NXP $1.55 billion for the 80% stake, which included a control premium, and received cash from the NXP businesses of $33 million. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in STMicroelectronics’s wireless business. Direct costs of $20 million were associated with the acquisition. On closing, ST-NXP Wireless was determined to be a product segment of STMicroelectronics’s business and is reported as the “Wireless Product Sector.”

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The formation of ST-NXP Wireless creates a solid top-three industry player with a complete wireless product and technology portfolio and a leading supplier to major handset manufacturers who together ship more than 80% of all handsets. ST-NXP Wireless will be one of the few companies with the R&D scale and expertise to meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies.

The acquisition had the following effect on the Group's assets and liabilities on August 2, 2008, the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition

Property, plant and equipment	14	277	31	308
Intangible assets:	13
Core technologies		-	278	278
Customer relationships		-	506	506
IP R&D		-	95	95
Total of intangible assets		-	879	879
Inventories		194	110	304
Marketable securities	5	-	-	-
Cash and cash equivalents		33	-	33
Trade receivables		51	-	51
Other receivables		79	(5)	74
Other assets		13	-	13
Other liabilities		(115)	-	(115)
Deferred tax liability			(40)	(40)
Net identifiable assets and liabilities		532	975	1,507
Goodwill on acquisition	12			621
Minority interest				(301)

Purchase consideration			1,807
Direct costs attributable to acquisition			20
Total purchase consideration			1,827
Less:
Value of non-cash assets exchanged			(256)
Cash and cash equivalents acquired			(33)
Costs accrued			(20)
Cash flow effect			1,518

The acquired business contributed revenues of 491 million, contribution to its operating profit was not material, excluding the impact related to purchase accounting for the period of August 2, 2008, to December 31, 2008. The 2008 proforma figures for the period before acquisition included revenues contributed by NXP Wireless of $801 million with a net loss of $ 42 million before attribution to minority interest.

The purchase price allocation is based on a third party independent appraisal. It applies to the assets received by ST-NXP Wireless from the minority interest holder. The assets acquired by ST-NXP are recorded at book value from the minority interest holder plus an increase to reflect the fair value.

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In addition to the amounts shown in the table above related to the minority interest, the minority interest in STMicroelectronics’s equity also increased by $149 million to reflect the book value of the non-cash assets included in the consideration.

The ST-NXP Wireless purchase agreement provides STMicroelectronics with a call and NXP with a put option on NXP's non-controlling 20% stake in the new company. Based on the original terms of the purchase agreement, the options could be exercised three years after signing of the agreement. The strike price depends on ST-NXP Wireless's performance and is determined by a weighted EBITDA and revenue multiple. The put strike price is about 17.5% higher than the call strike price.

Concurrently to the signing of the ST-NXP Wireless transaction, STMicroelectronics entered into negotiations to create a new group of entities with Ericsson mobile phone. ST-NXP Wireless was planned to become a part of this new group of entities. In this regard, STMicroelectronics and NXP agreed in a side letter just after signing the initial agreement, that STMicroelectronics is eligible to accelerate the call option in the event of the closing of the new transaction. The agreement provides a future exit mechanism for NXP’s interest, which involved put and call options based on the financial results of the business that was exercisable prior to the closing of Company's agreement with Ericsson, announced on August 20, 2008, to establish ST-Ericsson, as STMicroelectronics has the right to an accelerated call. The accelerated call was valued at $24 million and classified as a financial instrument.

The Joint venture with Ericsson was effective on February 1, 2009. The accelerated call option was exercised at a strike price of $92 million.

STMicroelectronics and NXP had in the past pre-existing relationships before the business combination described above through the alliance STMicroelectronics operated jointly with Freescale Semiconductor, Inc. for certain research and development activities and the operation of a 300mm wafer pilot line facility in Crolles (France) (“Crolles2 alliance”). In January 2007, NXP Semiconductors B.V. announced that it would withdraw from the alliance. Therefore, the Crolles2 alliance expired on December 31, 2007. Freescale Semiconductor, Inc. has also notified STMicroelectronics that the Crolles2 alliance would terminate as of such date. Following the termination of the Crolles 2 alliance, STMicroelectronics entered into agreements to acquire all equipment in Crolles from NXP and Freescale according to the following schedule: (i)  the acquisition of equipment amounting to $128 million  from NXP on December 31, 2007; (ii) the acquisition of equipment amounting to $140 million  from Freescale on March 14, 2008; (iii) the acquisition of equipment amounting to $135 million  from Freescale on April 18, 2008 and (iv) the acquisition of equipment amounting to $129 million  from NXP on June 30, 2008. The March 14, 2008 installment has been executed by a combination of direct purchase amounting $40 million and a finance lease for the remainder of the equipment.  The termination of the Crolles 2 alliance did not result in other settlements, which could have generated gain or losses in the consolidated statement of income for the year ended December 31, 2008.

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Combined proforma information on acquisitions

The unaudited proforma information below assumes that Genesis Microchip and the ST-NXP Wireless were created on January 1, 2008 and incorporates the results of Genesis Microchip and ST-NXP Wireless beginning on that date. Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008.

Pro forma Statements of Income (unaudited)	Year ended
December 31, 2008
In millions of U.S. dollars, except per share amounts
Net revenues	10,650
Gross profit	3,577
Operating expenses	(3,546)
Operating profit / (loss)	31
Net result	(408)
Loss per share (basic)	(0.46)
Loss per share (diluted)	(0.46)

Statements of Income, as reported	Year ended
In millions of U.S. dollars, except per share amounts	December 31, 2008
Net revenues	9,842
Gross profit	3,257
Operating expenses	(3,118)
Operating profit / (loss)	139
Net result	(518)
Loss per share (basic)	(0.58)
Loss per share (diluted)	(0.58)

The unaudited pro forma information above includes cost of goods sold due to increases in the fair value of inventory received in the business combinations.

5 — AVAILABLE-FOR-SALE FINANCIAL ASSETS

Movements on available-for-sale financial assets are presented as follows:

	December 31, 2008	December 31, 2007

Beginning of the year	1,422	806
Long term subordinated notes, received in disposal of assets, plus interest incurred.	168	-
Exchange differences	2	58
Purchase of listed debt securities (floating rate notes)	0	536
Sale of listed debt securities (floating rate notes)	(351)	(40)
Purchase of unlisted debt securities (auction rate securities)	-	172
Sale of unlisted debt securities (auction rate securities)	-	(61)
Floating rate notes, received through business combination	11	-
Change in FV of unlisted equity securities	(2)	-
Impairment of listed debt securities (floating rate notes)	(11)	(3)
Change in fair value of listed debt securities (floating rate notes)	(14)
Impairment on auction rate securities recognised in statements of income	(127)	(46)
End of the year	1,098	1,422
Less: non-current portion	(447)	(408)
Current portion	651	1,014

As at December 31, 2008, STMicroelectronics had financial assets classified as available-for-sale corresponding to equity and debt securities.

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Investments in equity securities

The amount invested in equity securities was $5 million at December 31, 2008 and 2007, respectively.  These investments primarily correspond to financial assets held as part of a long-term incentive plan in one of STMicroelectronics’s subsidiaries. They are reported on the line “Available-for-sale financial assets” on the consolidated balance sheet as at December 31, 2008 and 2007. In 2008, STMicroelectronics recognized a temporary decline on the fair value of one of these equity securities. Such deferred loss, which amounted to $3 million after-tax, was recorded as a separate component of equity as of December 31, 2008. STMicroelectronics did not record any significant change in fair value on the equity securities classified as available-for-sale in 2007.

Long-term subordinated notes

Upon the creation of Numonyx, STMicroelectronics received long-term subordinated notes, amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These notes are reported on the line “Available-for-sale financial assets” on the consolidated balance sheet as at December 31, 2008. In 2008, the nominal value of the notes increased in 2008 by $11 million of paid-in-kind of interest receivable. The aggregate fair value of Numonyx long-term notes as of December 31, 2008 was $168 million. Fair value measurement is based on publicly available swap rates for fixed income obligations with similar maturities. Fair value measurement information is further detailed in Note 35.

Investments in debt securities

As at December 31, 2008, STMicroelectronics had investments in marketable debt securities with an aggregate fair value of $893 million, composed of $651 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating excluding impaired debt securities as detailed below of Aa2/A+ and $242 million invested in auction rate securities, representing interest in collateralized obligations and credit link notes. The floating rate notes are reported as current assets on the line “Available-for-sale financial assets” on the consolidated balance sheet as at December 31, 2008, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in STMicroelectronics’s account by Credit Suisse Securities LLC contrary to STMicroelectronics’s instructions. They are classified as non-current assets on the line “Available-for-sale financial assets” on the consolidated balance sheet as at December 31, 2008. All of these debt securities are recorded at fair value as at December 31, 2008, with changes in fair value recognized as a separate component of “Other reserves” in the consolidated statement of changes in shareholders’ equity, except for those changes recognized as impairment of the financial assets in consolidated statement of income.

As at December 31, 2008, given STMicroelectronics’s exposure to Lehman Brothers senior unsecured bonds for a maximum amount of €15 million, STMicroelectronics recorded an impairment of $11 million on floating rate notes issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008. This impairment charge, which represented 50% of the face value of these debt securities, was reported on the line “Impairment charge on marketable securities” in the consolidated statement of income for the year ended December 31, 2008. Fair value measurement relies on information received from a major credit rating entity based on historical recovery rates. Apart from Lehman Brothers floating rate notes as described above, STMicroelectronics reported as of December 31, 2008 an after-tax decline in fair value on its floating rate note portfolio totaling $14 million due to the general widening of credit spreads associated with the financial market turmoil. Out of the 20 investment positions in floating-rate notes, whose changes in fair value have been considered as temporary, 12 positions are in an unrealized loss position. The aggregate related fair value of these investments amounted to $412 million, of which $200 million have been in a continuous loss position for 12 months or longer. STMicroelectronics estimated the fair value of these financial assets based on publicly quoted market prices. This change in fair value was recognized as a separate component of "Other reserves” in the consolidated statement of changes in shareholders’ equity since STMicroelectronics assessed that this decline in fair value was temporary and that STMicroelectronics was in a position to recover the total carrying amount of these investments in subsequent periods.

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Since the duration of the floating-rate note portfolio is only 2.45 years on average and the securities have a minimum Moody’s rating of “A2/A”, STMicroelectronics expects the value of the securities to return to par as the final maturity is approaching.

On the auction-rate securities, STMicroelectronics reported impairment charges amounting to $127 million and $46 million in 2008 and 2007, respectively, which were immediately recorded in the consolidated statements of income on the line “Impairment on marketable securities”. Until December 31, 2007, the fair value of these debt securities, for which there are no observable secondary market trades, was measured: (i) based on the weighted average of available information from public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. Since the fourth quarter of 2007, no information regarding “mark-to-market” bids and “mark-to-model” valuations from the structuring financial institutions for these securities was available. Consequently, the fair value measure of these securities was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which STMicroelectronics believes approximates the orderly exit value in the current market. The additional impairment recorded in 2008 reflected downgrading events on the collateral debt obligations comparing the relevant ABX indexes at a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indexes used for the evaluation.

STMicroelectronics sold $352 million of floating rate notes in 2008. The purpose of these sales was primarily to generate cash to fund the payment for NXP wireless business integration, as described in Note 3. In 2007, STMicroelectronics invested $536 million in floating-rate notes and $172 million in auction-rate securities. In 2007 STMicroelectronics also sold $40 million of floating rate notes and $61 million of auction-rate securities. No significant gain or loss was reported in the consolidated statements of income for the years ended December 31, 2008 and 2007 as a result of these sales.

The maximum exposure to market risk is the fair value of the debt securities classified as available for sale.

Available-for-sale financial assets include the following:

	December 31, 2008	December 31, 2007

Listed securities:
Floating-rate Notes in USD	359	449
Listed shares	5	5
Floating-rate Notes in EUR	292	560

Unlisted securities:
Auction rate Securities	242	369
Subordinated notes	168

Unlisted equity securities:
Equity securities – Euro zone countries	10	12
Equity securities – US	18	26
Other	4	1
Total	1,098	1,422

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Available-for-sale financial assets are denominated in the following currencies:

	December 31, 2008	December 31, 2007

Euro	302	561
US dollar	792	860
Other	4	1
Total	1,098	1,422

6 — DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are detailed as follows:

	December 31, 2008
	Assets	Liabilities
Interest rate swaps	34	-
Asset swap – held for trading	-	-
Forward foreign exchange contracts – cash flow hedge	10	-
Purchased currency options – cash flow hedge	27	-
Forward foreign exchange contracts – held-for-trading	-	5
Total	71	5

	December 31, 2007
	Assets	Liabilities
Interest rate swaps	8	-
Asset swap – held for trading	-	-
Forward foreign exchange contracts – cash flow hedge	3	-
Purchased currency options – cash flow hedge	9	-
Forward foreign exchange contracts – held-for-trading	1	1
Total	21	1
Less: non-current portion
Interest rate swaps	(8)	-

Current portion	13	1

Trading derivatives are classified as current assets or liabilities. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than twelve months and as a current asset or liability if the maturity of the hedged item is less than twelve months.

(a)	Interest rate swaps

In 2006, STMicroelectronics entered into cancellable swaps with a combined notional value of $200 million in connection with the issuance of the convertible bonds due in 2016 carrying a fixed interest rate. The swaps were supposed to hedge the bond but did not meet the criterias of IAS39 for hedging relationship and are cancellable by STMicroelectronics only. For the period ended December 31, 2008 and December 31, 2007 gain from the derivative instruments amounted to $26 million and $8 million respectively. STMicroelectronics has sold the instruments during the first quarter of 2009.

(b)	Asset swap

In 2006, STMicroelectronics entered into a basis asset swap for one floating rate note for a notional amount of $50 million purchased at par. Even if strictly related to the underlying note, the swap is contractually transferable independently of the marketable security to which it is attached. As such, the asset swap was recorded separately from the underlying financial asset and was reflected at its fair value in the consolidated balance sheet. The changes in the fair value of this derivative instrument were recorded in the consolidated statement of income as part of “Other income” and did not exceed $1 million for the periods ended December 31, 2008 and December 31, 2007.

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(c)	Forward foreign exchange contracts and currency options designated as cash flow hedge

For the periods ended December 31, 2008 and December 31, 2007 the Group recorded a positive impact on cost of sales of $4 million and $16 million respectively related to the realized profit incurred on hedged transactions. No ineffectiveness was recognized on these transactions in 2008 and 2007. The notional amount of foreign currency forward contracts and currency options designated as cash flow hedges and executed totalled €807.5 in 2008 and €753 million in 2007. As of December 31, 2008 and December 31, 2007, $11 million and $6 million respectively of deferred profit on derivative instruments, net of tax included in other reserves are expected to be reclassified as earnings during the next six months based on the monthly forecasted semi-finished manufacturing costs. As of December 31, 2008, foreign currency forward contracts and currency option contracts were outstanding. The notional amount of the foreign currency forward contracts was €162.5 million, the notional amount of knock-in forward contracts totalled €35 million and the notional amount of currency option contracts totalled €75 million at December 31, 2008. The notional amount of the foreign currency forward contracts was €63 million and the notional amount of currency option contracts totalled €95 million at December 31, 2007. Foreign currency forward contracts and currency options designated as cash flow hedges outstanding as of December 31, 2008 have remaining terms of 5 days to 10 months, maturing on average after 68 days. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled while the risk of loss linked to currency options is limited to the premium paid to purchase the options.

(d)	Forward foreign exchange contracts held for trading

On December 31, 2008, foreign currency forward contracts and currency options held for trading were outstanding. The notional amount of the foreign currency forward contracts was $716 million and the notional amount of currency option contracts totaled $141 million on December 31, 2008. The notional amount of the foreign currency forward contracts was $358 million and the notional amount of currency option contracts totaled $147 million at December 31, 2007. The principal currencies covered are Euro (EUR), Singapore dollar (SGD), Malaysian ringgit (MYR), and Japanese yen (JPY). Foreign currency forward contracts and currency options held for trading outstanding as of December 31, 2008 have remaining terms of 5 days to11 months, maturing on average after 47 days. The risk of loss associated with these forward contracts is equal to the exchange rate differential from the balance sheet date and the time the contract is settled.

7 — TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consisted of the following:

	December 31, 2008	December 31, 2007
Trade accounts receivable	1,089	1,626
Provision for impairment	(25)	(21)
Total	1,064	1,605

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. The amount of the provision was $25 million and $21 million as at December 31, 2008 and December 31, 2007 respectively. Impairment losses recognized in 2008 and 2007 were $1 million and $1 million, respectively. Doubtful account expense is reported as selling, general and administrative expenses in the consolidated statements of income. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

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The contractual terms of trade receivables are as follows:

	December 31, 2008	December 31, 2007
0 to 3 months	1,064	1,599
3 to 6 months	16	27
Over 6 months	9	-
Total	1,089	1,626

As at December 31, 2008 and December 31, 2007 trade receivables of $170 million and of $195 million respectively were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default and therefore STMicroelectronics is confident to receive the full past due amount. The ageing analysis of these past due trade receivables is as follows:

	December 31, 2008	December 31, 2007
0 to 1 month	110	132
1 to 6 months	50	62
Over 6 months	10	1
Total	170	195

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

	December 31, 2008	December 31, 2007
US dollar	923	1,445
Euro	140	161
Japanese yen	19	20
Other currencies	7	-
Total	1,089	1,626

Movements on the provision for impairment of trade receivables are as follows:

	December 31, 2008	December 31, 2007

Beginning of the period	21	31
Exchange differences	-	-
Charged to costs and expenses	1	1
Additions due to business combinations	8	-
Deductions	(5)	(11)
End of the period	25	21

Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade account receivables, net. In 2008 and 2007, one customer, the Nokia group of companies, represented 17.5% and 21.1% of consolidated net revenues, respectively. Nokia's sales are primarily recorded in the WPS (Wireless Products Sector) segment.

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8 — INVENTORIES

Inventories consisted of the following:

	December 31, 2008	December 31, 2007
Raw materials	76	72
Work-in-process	1,125	809
Finished products	640	474
Total	1,841	1,355

The fair value adjustment arising from the purchase accounting for the acquisition of NXP as described in Note 4 was totally expensed in cost of goods sold as at December 31, 2008.

As at December 31, 2007 inventories amounting to $329 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

The amount of inventory write-off was $76 million as at December 31, 2008 and $80 million for the year 2007.

9 — ASSETS HELD FOR SALE

As described in Note 3, STMicroelectronics announced in 2007 that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company, Numonyx, from the key assets of STMicroelectronics’s Flash Memory Group and Intel’s flash memory business. In exchange of its flash memory assets, including its Hynix-ST investment (a NAND joint venture interest with Hynix Semiconductors Inc.) and other NOR resources, STMicroelectronics was expected to receive, at closing, a combination of cash and a 48.6% equity ownership stake in Numonyx; Intel was expected to receive cash and a 45.1% equity ownership stake; and Francisco Partners L.P. was to invest $150 million in cash to purchase participating convertible preferred stock with certain liquidation preferences and convertible into a 6.3% ownership interest, subject to adjustments in certain circumstances. As a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting IFRS 5 criteria for assets held for sale, STMicroelectronics reclassified the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale” in the consolidated balance sheet as at December 31, 2007. Coincident with this classification, STMicroelectronics  recorded an impairment charge of  $1,162 million, as described in Note 26, to adjust the value of these assets to fair value less costs to sell, reporting the loss on the line “Impairment on assets held for sale and related costs” of the consolidated statement of income for the year ended December 31, 2007. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

In the first quarter 2008, the terms of the transaction were further refined. Among other things, STMicroelectronics and Intel agreed to guarantee the term debt and revolving credit agreement of Numonyx, as described in Note 3. STMicroelectronics and Intel also agreed to a reduction in the amount of subordinated notes they would receive and it was agreed that Francisco Partners would receive 6.3% of the total subordinated notes to be issued by Numonyx in addition to its convertible preferred stock in exchange for its initial investment of $150 million. The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, STMicroelectronics contributed its flash memory assets and businesses as previously announced. As a consequence of the final terms of the transaction, the balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, STMicroelectronics incurred an additional pre-tax loss of $190 million for the year, consisting of a $164 million impairment charge recorded upon disposal and an additional loss of $26 million, as a consequence of additional charges borne by STMicroelectronics in relation to the contributed assets.

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The loss was reported on the line “Impairment on assets held for sale and related costs” of the consolidated statement of income for the year ended December 31, 2008 and is further detailed in note 26.

There are no assets held for sale as of December 31, 2008. As of December 31, 2007 assets held for sale consisted of the following:

December 31, 2007

Inventories, net	329
Other intangible assets, net	12
Property, plant and equipment, net	398
Long term deferred tax assets	6
17% ownership in Hynix ST Investment (China)	272
Total	1,017

As required under IFRS 5 held-for-sale model, STMicroelectronics ceased to record amortization and depreciation on intangible and tangible assets classified as assets held for sale.

10 — OTHER RECEIVABLES

Other receivables consisted of the following:

	December 31, 2008	December 31, 2007
Receivables from government agencies	125	185
Advances to suppliers	3	5
Advances to employees	11	9
Insurance prepayments	6	5
Rental prepayments	2	3
License and technology agreement prepayments	21	17
Other prepaid expenses	35	17
Accrued income	14	11
Loans and deposits	18	15
Sundry debtors within cooperation agreements	29	30
Interest Receivable	16	-
Receivables for sale of long-lived assets	1	-
Other	26	39
Total	307	336

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. As of December 31, 2008 and December 31, 2007, other receivables of $16 million and $22 million, respectively, were past due but not impaired. These related mainly to receivables from government agencies for which there is no recent history of default.

The ageing analysis of the Group's other receivables is as follows:

	December 31, 2008	December 31, 2007
0 to 6 months	125	118
Over 6 months	182	218
Total	307	336

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The carrying amounts of the Group’s other receivables are denominated in the following currency:

	December 31, 2008	December 31, 2007
US dollar	79	169
Euro	192	154
Other currencies	36	13
Total	307	336

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

11 — OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2008	December 31, 2007
Other indirect tax receivable	170	116
Other current assets	69	34
Total	239	150

12 — GOODWILL

Changes in the carrying amount of goodwill are presented in the following segment-level summary of goodwill allocation:

	Automotive Consumer Computer and Telecom Infrastructure Product Groups (“ACCI”)	Wireless Products Sector	Industrial and Multisegment Products Sector (“IMS”)	Other	Total
December 31, 2006	16	89	69	2	176
Business Combination	-	58	-	-	58
Foreign currency translation	-	-	9	-	9
December 31, 2007	16	147	78	2	243
Business combinations	12	621	-	-	633
Incard goodwill impairment	-	-	(3)	-	(3)
Foreign currency translation	(1)	-	(2)	-	(3)
December 31, 2008	27	768	73	2	870

In 2008, STMicroelectronics acquired 100% of Genesis Microchip Inc. and 80% of the NXP wireless business. Amounts of $12 million and $621 million, respectively, of the purchase price for these two transactions were allocated to goodwill. These business combinations are described in details in Note 4.

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During the third quarter of 2008, STMicroelectronics performed the annual review of impairment of goodwill and based on this test, impairment charges totaling $3 million were recorded on the line “Cost of sales” of the consolidated statement of income for the year ended December 31, 2008. These impairment charges are further described in Note 26.

On November 1, 2007 STMicroelectronics acquired a portion of the integrated circuit operations of one of the significant wireless customers of its new WPS product segment.  An amount of $58 million of the purchase price for this transaction was allocated to goodwill as well as $10 million to technology licences, $24 million to the customer relationships, $3 million to fixed assets and $3 million to employee liabilities.

Goodwill is allocated to the Group's cash-generating units ("CGUs"). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

The key-assumptions used for value-in-use calculations are based on a five-year plan of each CGU tested including average annual revenues growth, in aggregate for relevant CGUs, higher than Group's average by approximately 5% resulting from the forecasted faster growth for these businesses and their incoming new products, and an average gross margin over the five-year period within a range of 23% and 47%. A mid-point 11% pre-tax discount rate has been applied to the cash flow projections.

These assumptions have been used, as applicable, for the analysis of each CGU within the product segments. Management determined budgeted gross margin based on past performance and its expectations for the market development. The average yearly growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

During the fourth quarter of 2008, because STMicroelectronics’s market capitalization declined to a level below its book value, STMicroelectronics also performed further analyses using the most current long term financial plan available. While STMicroelectronics recorded specific impairment charges related to the carrying value of certain marketable securities and equity investments during the period, no impairment was indicated by such analyses on the net value of its assets subject to testing. However, many of the factors used in assessing fair values for such assets are outside of STMicroelectronics’s control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact STMicroelectronics’s market value, STMicroelectronics will continue to monitor the carrying value of its assets.  If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in STMicroelectronics’s product portfolio or strategic transactions.

13 — INTANGIBLE ASSETS

Intangible assets consisted of the following:

December 31, 2008	Gross Cost	Accumulated Amortization	Net Cost
Purchased technologies & licenses	773	(381)	392
Purchased software	236	(183)	53
Internally developed software	275	(109)	166
Capitalized Development Costs	1,054	(309)	745
Contractual Customer Relationships	532	(23)	509
Total	2,870	(1,005)	1,865

December 31, 2007	Gross Cost	Accumulated Amortization	Net Cost
Purchased technologies & licenses	431	(303)	128
Purchased software	230	(179)	51
Internally developed software	128	(69)	59
Capitalized development costs	711	(106)	605
Total	1,500	(657)	843

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Changes in the net carrying amount of intangible assets are detailed as follows:

	Purchased technologies & licenses	Purchased software	Internally developed software	Capitalized Development Costs	Contractual Customer Relationships	Total
December 31, 2006	95	44	72	518	—	729
Additions	85	3	68	314	—	470
Disposals	(7)	(1)	(44)	—	—	(52)
Transfers	—	31	(31)	—	—	—
Amortization expense	(47)	(27)	(7)	(93)	—	(174)
Impairment charges	—	(1)	—	(134)	—	(135)
Foreign currency translation	2	2	1	—	—	5
December 31, 2007	128	51	59	605	—	843
Additions through acquisitions	323	—	2	—	533	857
Additions	19	6	145	343	-	513
Disposals	-	—	-	—	—	—
Transfers	1	27	(28)	—	—	—
Amortization expense	(77)	(30)	(3)	(134)	(24)	(268)
Impairment charges	(1)	(1)	(9)	(69)	—	(79)
Foreign currency translation	(1)	—	—	—	—	(1)
December 31, 2008	392	53	166	745	509	1,865

As at December 31, 2008, additions of intangible assets amounted to $1,370 million, thereof $532 million are customer relationships acquired through business combinations. $323 millions are technologies & licenses attributable to business acquisitions of ST-NXP Wireless and Genesis. These business combinations are discussed in details in Note 4.

-
Purchase price allocation on the acquisition of Genesis resulted in $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks and $21 million of IP R&D. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years.

-
Purchase price allocation on the integration of NXP wireless business resulted in the recognition of core technologies of $278 million, customer relationships of $506 million and acquired IP R&D of $95 million The core technologies have useful lives ranging from approximately three and a half to six and a half years and the customer relationships’ average useful lives were estimated at 12 years.

The aggregate amortization expense in 2008 and 2007 was $268 million and $174 million, respectively. The 2008 amortization expense included $145 million in costs of sales, $78 million in research and development and $45 million in selling general and administrative.

As at December 31, 2007 other intangible assets amounting to $12 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx.

The 2008 impairment charge consists of $69 million impairment on projects under development booked into the income statement line "Research and development", $1 million of impairment on acquired technologies booked as "Cost of sales" and $1 million of impairment on purchased software booked as "Cost of sales".

The 2007 impairment charges amounting to $134 million are mainly due to impairment of capitalized development cost, of which $59 million attributable to FMG disposal and $76 million to discontinued projects which include certain amounts that are individually and in aggregate not material to the financial results and that were abandoned in previous years for a total of $31 million.

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14 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2008	Gross Cost	Accumulated Depreciation	Net Cost
Land	89	-	89
Buildings	1,007	(264)	743
PPE in Finance lease	157	(67)	90
Facilities and leasehold improvements	3,153	(2,115)	1,038
Machinery and equipment	13,700	(11,037)	2,663
Computer and R&D equipment	528	(440)	88
Furniture and other tangible fixed assets	187	(127)	60
Construction in progress	49	-	49
Total	18,870	(14,050)	4,820

December 31, 2007	Gross Cost	Accumulated Depreciation	Net Cost
Land	91	--	91
Buildings	1,036	(344)	692
Buildings under finance lease	71	(49)	22
Facilities and leasehold improvements	3,205	(1,975)	1,230
Machinery and equipment	13,939	(11,183)	2,756
Computer and R&D equipment	554	(458)	96
Furniture and other tangible fixed assets	185	(128)	57
Construction in progress	101	-	101
Total	19,182	(14,137)	5,045

Changes in the net carrying amount of tangible assets are detailed as follows:

	Lands	Buildings	Finance lease	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture & Others	Construction in progress	Total
December 31, 2006	91	889	22	1,467	3,523	110	38	286	6,426
Additions	1	2	7	51	872	31	127	138	1,229
Disposals	(8)	(222)	(3)	(116)	(815)	(7)	(99)	(334)	(1,604)
Other	—	—	—	—	(1)	—	—	—	(1)
Depreciation expense	—	(36)	(7)	(270)	(970)	(46)	(10)	—	(1,339)
Foreign currency translation	7	59	3	98	147	8	1	11	334
December 31, 2007	91	692	22	1,230	2,756	96	57	101	5,045
Additions through acquisitions	—	79	—	8	226	6	2	1	322
Additions	1	5	395	43	748	37	45	87	1,361
Disposals	—	—	(296)	—	—	(3)	(33)	-	(332)
Impairment	—	(12)	—	(17)	(93)	(1)	(1)	(6)	(130)
Transfer	—	38	—	74	16	1	4	(133)	-
Depreciation expense	—	(34)	(35)	(268)	(896)	(44)	(10)	—	(1,287)
Foreign currency translation	(3)	(25)	4	(32)	(94)	(4)	(3)	(2)	(159)
December 31, 2008	89	743	90	1,038	2,663	88	61	48	4,820

As at December 31, 2008, the additions of tangible assets amounted to $1,685 million, of which $322 million were acquired through business combinations of ST-NXP Wireless and Genesis. These business combinations are discussed in details in Note 4.

-	Purchase price allocation on the acquisition of Genesis resulted in $14 million of equipment.

-
Purchase price allocation on the integration of NXP wireless business resulted in the recognition of building with a fair value of $79 million, $8 of leasehold improvements, $212 million of equipment, $6 million of R&D equipment, $2 million of furnitures and others and $1 million of construction in process.

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The Depreciation charge in 2008 and 2007 was $1,287 million and $1,339 million respectively.

In 2008, STMicroelectronics launched its first 300-mm production facility. Consequently, STMicroelectronics assessed the useful life of its 300-mm manufacturing equipment, based on relevant economic and technical factors. The conclusion was that the appropriate depreciation period for such 300-mm equipment was 10 years. This policy was applied starting January 1, 2008.

Capital investment funding has totaled $4 million and $9 million in the periods ended December 31, 2008 and December 31, 2007, respectively. Public funding reduced the depreciation charge by $25 million and $33 million in 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007 STMicroelectronics made equipment sales for cash proceeds of $8 million, and $4 million respectively.

As at December 31, 2007 property, plant and equipment amounting to $398 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation. See also Note 9 "Disposal group of assets held for sale" for the details to the transaction.

15 — LONG-TERM LOANS AND RECEIVABLES

Long-term loans and receivables consisted of the following:

	December 31, 2008	December 31, 2007
Long-term receivables related to funding	8	46
Long term receivables from government agencies	378	130
Long-term loans to third parties	13	13
Other long-term loans and deposits	14	14
Total	413	203

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables from government agencies contain $ 337 million of CIR (research tax credits) and $6 million tax credit received on Numonyx.

Long-term loans to third parties are composed of individually insignificant amounts as of December 31, 2008 and December 31, 2007.

Long-term receivables are reflected in the balance sheet at their discounted net present value. STMicroelectronics estimates that for individually insignificant amounts, the carrying amounts as reported as of December 31, 2008 and December 31, 2007 approximate their related fair value. The effective interest rates on long-term receivables related to funding were as follows:

	December 31, 2008	December 31, 2007
Long-term rate related to funding receivables	3.17%	4.88%

The fair value of long-term loans related to funding amounts to $8 million and is based on cash flows discounted using a rate based on the borrowings rate of 3.17%

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As of December 31, 2008 and December 31, 2007, only individually insignificant long-term loans and receivables were fully impaired. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s long-term loans and receivables are denominated in the following currency:

	December 31, 2008	December 31, 2007
US dollar	25	4
Euro	376	184
Japanese yen	4	4
Other currencies	8	1
Total	413	203

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

16 — OTHER NON-CURRENT ASSETS

Other non-current assets amounted to $30 million and $60 million as of December 31, 2008 and December 31, 2007 respectively and primarily consisted of a debt financial guarantee obligation towards a former associate.

17 — TRADE ACCOUNT PAYABLES, OTHER PAYABLES AND ACCRUED LIABILITIES

Trade account payables, other payables and accrued liabilities consisted of the following:

	December 31, 2008	December 31, 2007
Trade account payables	840	1,065

Other payables and accrued liabilities:
Dividends due to shareholders	79	-
Taxes other than income taxes	85	91
Salaries and wages	340	300
Social charges	150	149
Pension and termination benefits	5	23
Advances from customers	7	10
Accounts payable from Numonyx, net	7	-
Advances received on government fundings	44	28
Accrued interest	8	6
Obligations for Capacity Rights	29	-
Royalties	14	-
Other accrued liabilities	98	95
Total other payables and accrued liabilities	866	702

The obligations for capacity rights consists of rights granted to Numonyx and rights granted to NXP:

-
The terms of the agreement for the inception of Numonyx included rights granted to Numonyx to use certain assets retained by STMicroelectronics. As at December 31, 2008 the value of such rights totaled $87 million, of which $24 million was reported as a current liability.

-
The terms of the agreement for the integration of the NXP wireless business included rights granted to NXP to obtain products from STMicroelectronics at preferential pricing. As at December 31, 2008 the value of such rights totaled $8 million, of which $5 million was reported as a current liability.

Other accrued liabilities also include individually insignificant amounts as of December 31, 2008 and December 31, 2007.

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18 — RETIREMENT BENEFIT OBLIGATIONS

The Group has a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2008 and 2007, the major defined benefit pension plans and long-term employee benefit plans were in Italy and France. In 2007, a new Italian regulation concerning employee retirement schemes was enacted (“Riforma Previdenziale”) with a consequent change of the Italian pension plan from defined benefit to defined contribution. All future contributions will be paid by the Italian subsidiary to an external pension fund or to treasury fund.

Major changes as compared to previous periods are related to the FMG divestiture and the NXP Wireless business combination.

 The amounts recognized in the balance sheet are determined as follows:

	December 31, 2008	December 31, 2007
Benefit obligations wholly or partially funded	(386)	(313)
Fair value of plan assets	262	278
Benefit obligations wholly unfunded	(172)	(246)
Unrecognized actuarial gain (loss)	30	(50)
Reserve against prepaid	(2)	-
Unrecognized past service cost	4	9
Total pension liabilities	(264)	(322)

Post employment benefit

The movement in the liability recognized in the consolidated balance sheet is as follows:

	2008	2007
Beginning of the year	322	333
Exchange differences	(20)	35
Total expense charged in the income statement	28	(13)
Changes in reserve against prepaid	2
Plan merger / acquisition	(31)	-
Contributions paid	(37)	(33)
End of year	264	322

Change in Defined Benefit Obligation	2008	2007
Beginning of the year	559	570
Service cost	20	19
Interest cost	29	27
Employee contributions	3	2
Plan amendment – past service cost – non vested benefits	(2)	2
Actuarial gain (loss)	18	(42)
Acquisition / Transfer In	69	5
Divestiture / Transfer Out	(52)	-
Effect of curtailment	(1)	(32)
Effect of settlement	(5)	(1)
Benefits paid	(35)	(26)
Effect of foreign exchange translation	(45)	35
End of year	558	559

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Change in Plan Assets	2008	2007
Beginning of the year	278	241
Expected return on plan assets	18	15
Employer contribution	16	16
Employee contribution	3	2
Acquisition / Transfer In	54	-
Sale / Transfer out	(5)
Effect of settlement	(3)	(1)
Administration fees	(1)	(1)
Benefits paid	(11)	(10)
Actuarial gain /loss	(59)	8
Effect of foreign exchange translation	(28)	8
End of year	262	278

The actual return on plan assets was $(41) million and $23 million in 2008 and 2007 respectively.

2008
Expected return on plan assets	18
Actual return on plan assets	(41)
Actuarial gain on assets	(59)

The present value of the defined benefit obligation, the fair value of the plan assets and the surplus or deficit in the pension plans for the current annual period and previous four annual periods is presented as following:

	2008	2007	2006	2005	2004
Present value of defined benefit obligation	558	559	570	450	421
Fair value of pension plan assets	262	278	241	191	175
Deficit on pension plans	296	281	329	259	246
Experience adjustments on plan assets	48		-	-	-
Experience adjustments on plan liabilities	41		-	-	-

Other long-term employee benefit

Other long term employee benefits include seniority and loyalty award programs.

The movement in the liability recognized in the consolidated balance sheet is as follows:

	2008	2007
Beginning of the year	42	3
Exchange differences	(4)	20
Total expense charged in the income statement	8	20
Plan merger / acquisition	3	-
Contributions paid	(8)	(1)
End of year	41	42

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In 2007, STMicroelectronics recorded a one time charge of $19 million, which is included as a “Plan amendment” in the table below, for adjustments to the expenses of a seniority program in prior periods. These prior period adjustments individually and in the aggregate are not material to the financial results for previously issued annual consolidated financial statements or for the consolidated statements for the year ended December 31, 2008.

Change in Defined Benefit Obligation	2008	2007
Beginning of the year	42	3
Service cost	4	2
Interest cost	3	1
Plan amendment – past service cost – vested benefits	0	19
Actuarial (gain) loss	1	(2)
Acquisition / Transfer In	9	8
Sale / Transfer out	(5)	-
Benefits paid	(8)	(1)
Effect of foreign exchange translation	(4)	12
End of year	42	42

Experience adjustments
2006 gain assumptions	32
2006 loss experience	(9)
2007 gain assumptions	61
2007 loss experience	(16)
2008 gain assumptions	41
2008 loss experience	(32)

The weighted average assumptions used in the determination of the benefit obligations were as follows:

Assumptions	2008	2007
Discount rate	5.23%	5.43%
Expected long-term rate of return on funds for the pension expense of the year	5.69%	6.34%
Future salary increases	3.46%	3.24%

Post employment benefit

The amounts recognized in the income statement are as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Current service cost	20	19
Interest cost	29	27
Expected return on plan assets	(18)	(15)
Amortization of unrecognized prior service cost	2	1
Amortization of actuarial net loss (gain)	(1)	-
Effect of settlement	(2)	1
Effect of curtailment	(1)	(46)
Total pension costs	29	(13)

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Other long-term employee benefit

The amounts recognized in the income statement are as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Current service cost	4	2
Interest cost	3	1
Amortization of unrecognized prior service cost	-	19
Amortization of actuarial net loss (gain)	1	(2)
Total pension costs	8	20

The weighted average assumptions used in the determination of pension costs were as follows:

Assumptions	2008	2007
Discount rate	5.23%	5.43%
Expected long-term rate of return on funds for the pension expense of the year	5.69%	6.34%
Future salary increases	3.46%	3.24%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Group modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.

STMicroelectronics pension plan asset allocation at December 31, 2007 and 2008 and target allocation for 2008 are as follows:

	Target allocation	Percentage of Plan Assets at December
Asset Category	2008	2008	2007
Equity securities	36%	36%	54%
Fixed income securities	37%	37%	27%
Real estate	6%	6%	9%
Other	21%	21%	10%
Total	100%	100%	100%

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STMicroelectronics’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels.

STMicroelectronics’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. STMicroelectronics’s equity portfolios are managed in such a way as to achieve optimal diversity. STMicroelectronics does not manage any assets internally.

After considering the funded status of STMicroelectronics’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, STMicroelectronics may choose to make contributions to its pension plans in any given year in excess of required amounts. STMicroelectronics contributions to plan assets were $16 million both in 2007 and 2008 respectively and STMicroelectronics expects to contribute cash of $19 million in 2009.

19 — LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2008	December 31, 2007
Bank loans:
5.72% due 2008, floating interest rate at Libor + 0.40%	-	43
3.08% due 2009, floating interest rate at Libor + 0.40%	50	50
4.09% due 2010, floating interest rate at Libor + 1.00%	50	-

Funding program loans (held at nominal amount):
1.44% (weighted average), due 2009, fixed interest rate	4	13
0.89% (weighted average), due 2010, fixed interest rate	24	38
2.81% (weighted average), due 2012, fixed interest rate	10	12
0.50% (weighted average), due 2013, fixed interest rate	2	-
0.50% (weighted average), due 2014, fixed interest rate	10	9
3.33% (weighted average), due 2017, fixed interest rate	72	80
3.22% due 2014, floating interest rate at Libor + 0.017%	120	206
2.83% due 2015, floating interest rate at Libor + 0.026%	65	-
2.85% due 2016, floating interest rate at Libor + 0.052%	136	-
2.85% due 2016, floating interest rate at Libor + 0.277%	180	-
2.96% due 2016, floating interest rate at Libor + 0.173%	200	-

Finance leases:
5.10% (weighted average), due 2011, fixed interest rate	15	22
5.00% due 2013, fixed interest rate	78	-

Senior Bonds:
5.36%, due 2013, floating interest rate at EURIBOR + 0.40%	703	736

Other long term liability
4.92% liability component of 2016 convertible bond	822	779

Convertible debt:
0.50% convertible bonds due 2013	-	2

Total long-term debt	2,541	1,990
Less current portion	(138)	(103)

Total long-term debt, less current portion	2,403	1,887

The carrying amounts and fair value of total debt are presented in the Note 35.3. The fair value of short-term debt equals their carrying amount, as the impact of discounting is not significant.

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Long-term debt is denominated in the following currencies:

	December 31, 2008	December 31, 2007

U.S. dollar	925	1,083
Euro	1,616	907
Total	2,541	1,990

Aggregate future maturities of long-term debt outstanding are as follows:

December 31, 2008

2009	138
2010	189
2011	955
2012	133
2013	830
Thereafter	296
Total	2,541

The exposure of the Group’s debt to interest rate changes and the contractual reprising dates at the balance sheet date are as follows:

December 31, 2008

6 months or less	1,504
6-12 months	-
1-5 years	-
Over 5 years	-
Total	1,504

Convertible debt

In August 2003, the Group issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Group’s ordinary shares for each one thousand dollar face value of the bonds. The holders had the option to redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Group had the option to redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Group’s share price.

Pursuant to the terms of the convertible bonds due 2013, STMicroelectronics was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. On August 5, 2008, STMicroelectronics was required to repurchase 2,317 convertible bonds, at a price of $975.28 each. This resulted in a cash payment of $2 million. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at December 31, 2008 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price. At any time from August 20, 2006 STMicroelectronics may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of STMicroelectronics’s share price.

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In February 2006, STMicroelectronics issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to STMicroelectronics of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. STMicroelectronics can call the bonds at any time after March 10, 2011 subject to STMicroelectronics’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. STMicroelectronics may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.

The Group assessed the two elements of equity and liability of the compound instrument for separate accounting at issuance of the bond. The bond terms enable the holder to receive cash settlement under certain circumstances and, consequently, the Group has classified the share conversion option as a financial liability in “Other non-current liabilities” at December 31, 2006. This financial liability was measured at fair value through profit and loss. Based on the existing market conditions at issuance, management estimated that separately valuing embedded share conversion would not be materially different from calculating the residual amount of the equity conversion as total bond proceeds, net of the fair value of the debt component. The fair value of the liability component of the convertible debt amounted to $700 million at issuance and includes the value of the holder’s redemption option and STMicroelectronics’s call options since these embedded derivatives were considered to be closely related to the host debt contract and could not be accounted for separately as freestanding derivatives. The Group determined the fair value of the liability component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a ten-year timeframe corresponding to the period from issuance to maturity. The fair value was calculated using cash flows discounted at a rate based on the non-convertible debt rate of 5.50%, reduced by 0.58% corresponding to the value of the put and call options.

The convertible debt recognized in the balance sheet is calculated as follows:

Convertible debt 2013:	December 31, 2008

Face value of the convertible debt issued on August 2003	1,400
Conversion option	(136)
Accumulated interest recognized in retained earnings	115
Repayment in cash at redemption date	(1,379)

Liability component as of December 31, 2007	2
Interest expense recognized in 2008 consolidated statement of income	(2)
Convertible debt 2013 as of December 31, 2008	-

Convertible debt 2016:	December 31, 2008

Face value of the convertible debt issued in February 2006	974
Conversion option classified as a financial liability	(274)
Accumulated interest recognized in retained earnings	79

Liability component at of December 31, 2007	779
Interest expense recognized in 2008 consolidated statement of income	43
Convertible debt 2016 as of December 31, 2008	822

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Senior Bonds

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of STMicroelectronics, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%.  The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity.   In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or STMicroelectronics, may redeem the full amount of senior bonds for cash.  In the event of certain change in control triggering events, the holders can cause ST BV or STMicroelectronics to repurchase all or a portion of the bonds outstanding.

Securities lending and borrowing

STMicroelectronics entered in 2008 into repurchase agreements with certain financial institutions and gave as collateral $262 million principal amount of floating rate notes classified as available-for-sale. STMicroelectronics retained control over the pledged debt securities and consequently did not de-recognize the financial assets from its consolidated balance sheet upon transfer of the collateral. STMicroelectronics accounted for such transactions as secured borrowings and recognized the cash received upon transfer by recording a liability for the obligation to return the cash to the lending financial institution within a term which did not exceed 57 days. Such obligation, with a weighted average interest rate of 2.94%, amounted to $249 million and was extinguished during 2008 when STMicroelectronics repurchased the pledged securities in accordance with the terms of the repurchase agreements.

Credit facilities

The Group had unutilized committed medium term credit facilities with core relationship banks totalling $275 million. In addition aggregate amount of STMicroelectronics's and its subsidiaries' total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $816 million as of December 31, 2008. STMicroelectronics also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million were paid back as at December 31, 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at December 31, 2008. STMicroelectronics maintains also uncommitted foreign exchange facilities totalling $773 million at December 31, 2008. At December 31, 2008, and December 31, 2007, amounts available under the short-term lines of credit were not reduced by any borrowing. At December 31, 2008 the Group had a technical temporary overdraft on a current bank account of $20 million resulting from a delayed funding of year end settlement of transactions done on behalf of an affiliate.

Undrawn borrowing facilities are summarized below:

	December 31, 2008	December 31, 2007

Floating rate:
Expiring within one year	1,589	1,368
Expiring beyond one year	275	375

Fixed rate:	-	-
Total	1,864	1,743

STMicroelectronics did not experience any breach of covenants related to long-term debts or short-term credit facilities in the years 2008 and 2007.

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20 — PROVISIONS

	Year ended December 31, 2008	Year ended December 31, 2007

Provision for restructuring	266	152
Warranty and product guarantee provision	4	4
Tax provision	153	100
Total Provisions	423	256
Less current provisions:
Provision for restructuring (note 26)	(236)	(114)
Current tax provision	(73)	(77)
Warranty and product guarantee provision	(4)	(4)
Non-current provisions	110	61

Description of each category of provision and timing of payment:

Changes in provisions	Restructuring	Warranty & Product Guarantee	Tax	Total Provisions
Provision as at December 31, 2006	29	6	82	117
Charges incurred in 2007	170	5	77	252
Reversal of provision	(2)	(2)	(59)	(63)
Amounts paid	(45)	(5)	-	(50)
Currency translation effect	-	-	-	-
Provision as at December 31 2007	152	4	100	256
Charges incurred in 2008	224	-	59	283
Reversal of provision	-	-		(3)
Amounts paid	(110)	-	(3)	(113)
Currency translation effect	-	-	(3)	-
Provision as at December 31, 2008	266	4	153	423

Tax provision is related to uncertain tax positions that remain open for review in STMicroelectronics’s major tax jurisdictions.

Details for the restructuring charges booked in 2008 are further disclosed in the Note 26.

21 — OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	Year ended December 31, 2008	Year ended December 31, 2007

Share conversion option of convertible debt 2016 classified as financial liability (note 19)	274	277
Debt financial guarantee (Hynix)	17	17
Debt guarantee in favour of Numonyx (note 3)	56	-
Numonyx capacity rights (non current portion)	63	-
Seniority awards	30	29
Other non-current liabilities	60	9
Total	500	332

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Debt guarantee in favour of Numonyx

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and STMicroelectronics have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise STMicroelectronics’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of Numonyx’s assets. The debt guarantee was evaluated under IAS 39. It resulted in the upfront recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction, which is being amortized on a pro rata basis over the four-year term. The amortization amount for 2008 equals $13 million.

Debt financial guarantee Hynix

STMicroelectronics could not directly provide to its Hynix-ST joint venture $250 million long-term financing as originally planned. As a result, in 2006, STMicroelectronics entered into a ten-year term debt guarantee agreement with an external financial institution through which STMicroelectronics guaranteed the repayment of the loan by the joint venture to the bank. The debt guarantee was evaluated under IAS 39 at $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee was originally recorded against the value of the investment in the joint venture, and was reclassified as a non current asset after the disposal of investment in the FMG deconsolidation.

Other non-current liabilities

Other non-current liabilities include $35 million of an indemnification obligation from the Group to one of its associates related to former employee pension fund, $3 million of ST NXP Wireless capacity rights (non-current portion), and $6 million for the outstanding payment to STNV Orion (payment is due on October 31, 2010).

22 — SHARE CAPITAL

The changes in share capital are detailed as follows:

	Number of Shares outstanding	Ordinary Shares	Capital Surplus	Treasury Shares	Total

Balance as of December 31, 2006	897,395,042	1,156	1,981	(331)	2,806
Employee share award scheme:
Rights acquired on vested share-award	2,230,010	—	—	57	57
Exercise of share options	135,487	—	2	—	2
Conversion of bonds	—	—	—	—	—
Balance as of December 31, 2007	899,760,539	1,156	1,983	(274)	2,865
Employee share award scheme:
Rights acquired on vested share-award	4,022,629	—	—	105	105
Exercise of share options	13,885	—	—	—	—
Conversion of bonds	—	—	—	—	—
Issuance of shares by subsidiary			131		131
Repurchase of common stock	(29,520,220)	—	—	(313)	(313)
Balance as of December 31, 2008	874,276,833	1,156	2,114	(482)	2,788

22.1 — Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2008 the number of shares of common stock issued was 910,307,305 shares (910,293,420 at December 31, 2007).

As of December 31, 2008 the number of shares of common stock outstanding was 874,276,833 (899,760,539 at December 31, 2007).

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22.2 — Authorized Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.  On May 31, 1999, STMicroelectronics entered into an option agreement with STMicroelectronics Holding II B.V. in order to protect STMicroelectronics from a hostile takeover or other similar action.  The option agreement provided for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by STMicroelectronics's Supervisory Board.  STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of STMicroelectronics's issued share capital. An amendment was signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its right to subscribe preference shares of STMicroelectronics, down to 19% issued share capital compared to the previous requirement of at least 30%.

On November 27, 2006 the Supervisory Board of STMicroelectronics approved the termination of the existing option agreement between STMicroelectronics and STMicroelectronics Holding II B.V. and the substitution of such agreement by a new agreement of substantially similar terms between STMicroelectronics and a Dutch independent Foundation, Stichting Continaïteit ST. The new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares would be issued by STMicroelectronics to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) STMicroelectronics receiving an unsolicited offer or there being the threat of such an offer; (ii) STMicroelectronics’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of STMicroelectronics and its stakeholders. The preference shares may remain outstanding for no longer than two years. There was no preference shares issued as of December 31, 2008.

22.3 — Treasury shares

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, STMicroelectronics acquired 29,520,220 shares as at December 31, 2008, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intents to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under STMicroelectronics’s share based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006, 2007 and 2008 Annual General Meeting of Shareholders.  As of December 31, 2008, 6,889,748 of these treasury shares were transferred to employees under STMicroelectronics’s share based remuneration programs of which 4,022,629 in the year ended December 31, 2008, following the full vesting of the 2005 stock-award plan, the vesting of the first and second tranches of the 2006 stock-award plan, the vesting of the first tranch of the 2007 stock-award plan together with the acceleration of the vesting of a limited number of stock-awards.

As of December 31, 2008, STMicroelectronics owned a number of treasury shares equivalent to 36,030,472.

22.4 — Stock option plans

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001 to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.

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In 2001, the Shareholders voted to adopt the 2001 Employee Share Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in instalments over a five-year period.

 The options may be granted to purchase ordinary shares at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, STMicroelectronics decided in 2005 to accelerate the vesting period of all outstanding unvested share options. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Share Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of share option activity for the plans for the Year Ended December 31, 2008 and the year ended December 31, 2007 follows:

		Price Per Share
	Number of Shares	Range	Weighted Average

Outstanding at December 31, 2006	56,325,252	$12.03-$62.01	$30.50

Options granted:	-	-	-
Options expired	(7,566,170)	$24.88	$24.88
Options forfeited	(1,861,960)	$16.73-$62.01	$31.19
Options exercised	131,487	$17.08-$19.18	$18.90

Outstanding at December 31, 2007	46,765,635	$16.73-$62.01	$31.42

Options granted:	-	-	-
Options expired	(5,923,552)	$44.00 - $62.01	$59.1
Options forfeited	(1,410,650)	$16.73 - $62.01	$27.9
Options exercised	-	-	-

Outstanding at December 31, 2008	39,431,433	$16.73 - $62.01	$27.3

The related weighted average market price of options at the time of exercise was $11.65 and $19.31 for the year ended December 31, 2008 and the year ended December 31, 2007, respectively.

Share options exercisable following acceleration of vesting for all outstanding unvested share options were as follows:

	December 31, 2008	December 31, 2007

Options exercisable	39,431,433	46,765,635
Weighted average exercise price	$27.35	$31.42

The weighted average remaining contractual life of options outstanding as of December 31, 2008 and December 31, 2007 was 3.9 and 4.3, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2008 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life

142,766	$16.73 - $17.31	$17.1	5.8
20,453,245	$19.18 - $24.88	$21.0	4.8
194,750	$25.90 - $29.70	$27.2	4.2
18,640,672	$31.09 - $44.00	$34.4	2.9
39,431,433	$16.73 - $44.00	$27.35	3.9

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The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2007 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life

149,191	$16.73 - $17.31	$17.06	6.8
21,094,641	$19.18 - $24.88	$21.03	5.8
202,060	$25.90 - $29.70	$27.18	5.2
19,357,388	$31.09 - $44.00	$34.37	3.9
5,962,355	$50.69 - $62.01	$59.09	0.6
46,765,978	$16.73-$62.01	$31.42	4.3

The fair value of STMicroelectronics’s share options was estimated under IFRS 2 using a Black-Scholes option pricing model since the simple characteristics of the share options did not require complex assumptions. The Group has amortized the compensation expense incurred on the grant of share options over the nominal vesting period for employees based on the vesting of each plan.

Share options were issued at market price. STMicroelectronics has determined the historical share price volatility to be the most appropriate estimate of future price activity. The historical share price volatility is based on statistical analysis of daily share prices over the expected option life. The weighted average fair value of share options granted during 2005 was $5.24.

22.5 — Nonvested share awards

 In 2005, STMicroelectronics redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares. In July 2005, STMicroelectronics amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly.

2005 Share award plan

As part of this revised stock-based compensation policy, STMicroelectronics granted on October 25, 2005 3,940,065 nonvested shares to senior executives and selected employees (“The 2005 Employee Plan”).  The Compensation Committee also authorized the future grant of 219,850 additional shares to selected employees upon nomination by the Managing Board of STMicroelectronics.  These additional shares were granted in 2006.  The shares were granted for free to employees and would vest upon completion of market and internal performance conditions.  Under the program, if the defined market condition was met in the first quarter of 2006, each employee would receive 100% of the nonvested shares granted.  If the market condition was not achieved, the employee could earn one third of the grant for each of the two performance conditions.  If neither the market or performance conditions were met, the employee would receive none of the grant.  In addition to the market and performance conditions, the nonvested shares vested over the following requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant.  In 2006, STMicroelectronics failed to meet the market condition while the performance conditions were reached.  Consequently, one third of the shares granted, amounting to 1,364,902 shares, was lost for vesting.  In March 2006 STMicroelectronics decided to modify the original plan to create a subplan for the employees in one of its European subsidiaries for statutory payroll tax purposes.  The original plan terms and conditions were modified to extend for these employees the requisite service period as follows: 64% of the granted stock awards vest as at October 26, 2007 and 36% as at April 27, 2008 following the date of the grant.  In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period.  In compliance with the graded vesting of the grant and pursuant to the acceleration of a limited number of stock awards, the first tranche of the original plan, representing 637,109 shares, vested as at April 27, 2006.  In 2007, the second tranche of the original plan, representing 598,649 shares, vested as at April 27, 2007, and the first tranche of the subplan, representing 434,592 shares, vested as at October 26, 2007.  On April 27, 2008, the last tranche of the original plan, representing 651,025 shares and the last tranche of the sub-plan, representing 237,206 shares, vested.

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In addition, 15,150 additional shares were accelerated during 2008, of which 4,147 were under the subplan.  These shares were transferred to employees from the treasury shares owned by STMicroelectronics.  At December 31, 2008, there were no shares outstanding under the 2005 Employee Plan. STMicroelectronics registered a total pre-payroll tax and social contribution compensation charge of $52 million for the 2005 Employee Plan.

On October 25 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2005 Supervisory Board Plan”).  These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 6 months, one third after 18 months and one third after 30 months following the date of the grant.  Nevertheless, they are not subject to any market, performance or service conditions.  As such, their associated compensation cost was recorded immediately at grant.  In 2006, in compliance with the graded vesting of the grant, the first tranche of the plan, representing 17,000 shares, vested as at April 27, 2006. In 2007, the second tranche of the plan, representing 17,000 shares vested as at April 27, 2007.  In 2008, the last tranche of the plan, representing 17,000 shares, vested as at April 27, 2008.  At December 31, 2008, there were no shares outstanding under the 2005 Supervisory Board Plan.

2006 Share award plan

On April 29 2006, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2006 Supervisory Board Plan”), of which 15,000 awards were immediately waived.  These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant.  Nevertheless, they are not subject to any market, performance or service conditions.  As such, their associated compensation cost was recorded immediately at grant.  In 2007, the first tranche of the plan, representing 17,000 shares vested as at April 27, 2007.  In 2008, the second tranche of the plan, representing 16,000 shares vested as at April 27, 2008. Furthermore, following the end of mandate of one of the members of the Board, 4,000 shares were accelerated in 2008.  As of December 31 2008, 14,000 awards were outstanding under the 2006 Supervisory Board Plan.

On September 29, 2006 STMicroelectronics granted 4,854,280 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2006 Employee Plan”).  The Compensation Committee also authorized on September 29, 2006 the future grant of additional shares to selected employees upon nomination by the Managing Board of STMicroelectronics.  These additional shares were granted in 2006 and 2007, as detailed below.  The shares were granted for free to employees, and vested upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted.  Except for employees in one of STMicroelectronics’s European subsidiaries for whom a subplan was simultaneously created on September 29, 2006, the nonvested shares vest over the following requisite service period: 32% as at April 27, 2007, 32% as at April 27, 2008 and 36% as at April 27, 2009. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest two years from grant date and 36% as at April 27, 2009.  In addition, the sale by the employees of the shares included in the subplan, once vested, is restricted over an additional two-year period which is not considered as an extension of the requisite service period. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 1,120,234 shares, vested as at April 27, 2007.  In 2008, the second tranche of the original plan, representing 1,079,952 shares, vested as at April 27, 2008, and the first tranche of the subplan, representing 748,394 shares vested as at September 30, 2008. In addition, 30,590 shares were accelerated during the year, of which 5,941 under the subplan.  These shares were transferred to employees from the treasury shares owned by STMicroelectronics.  At December 31, 2008, 1,571,364 nonvested shares were outstanding, of which 404,684 under the subplan.

On December 19, 2006, the Compensation Committee granted additional 62,360 shares to selected employees designated by the Managing Board of STMicroelectronics as part of the 2006 Employee Plan.  This additional grant has the same terms and conditions as the original plan.

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In compliance with the graded vesting of the grant, the first tranche of this plan, representing 8,885 shares, vested as at April 27, 2007 and the first tranche of the subplan representing 21,648 shares vested as of December 20, 2008.  In 2008, the second tranche of the plan, representing 8,885 shares, vested as at April 27, 2008. At December 31, 2008, 21,411 nonvested shares were outstanding as part of this additional grant, of which 12,147 under the local subplan.

2007 Share award plan

On February 27, 2007, the Compensation Committee granted additional 215,000 shares to selected employees designated by the Managing Board of STMicroelectronics as part of the 2006 Employee Plan.  This additional grant has the same terms and conditions as the original plan.  In compliance with the graded vesting of the grant, the first tranche of this plan, representing 50,031 shares, vested as at April 27, 2007.  In 2008, the second tranche of the plan, representing 47,551 shares vested as at April 27, 2008. In addition, 598 additional shares were accelerated during the year.  At December 31, 2008, 109,894 nonvested shares were outstanding as part of this additional grant, of which 56,840 under the local subplan.

On April 29 2007, the Compensation Committee granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2007 Supervisory Board Plan”), of which 22,500 awards were immediately waived.  These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant.  Nevertheless, they are not subject to any market, performance or service conditions.  As such, their associated compensation cost was recorded immediately at grant. In compliance with the graded vesting of the grant, the first tranche of this plan, representing 45,000 shares, vested as at April 26, 2008. Furthermore, following the end of mandate of one of the members of the Board, 7,500 shares were accelerated in 2008.  As of December 31 2008, 90,000 awards were outstanding under the 2007 Supervisory Board Plan.

On June 18, 2007, STMicroelectronics granted 5,691,840 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2007 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of STMicroelectronics as detailed below.  The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted.  Except for employees in two of STMicroelectronics’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at April 26, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010.  The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at June 19, 2009 and 36% as at June 19, 2010.  In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period.  For the second subplan, 32% vest as at June 19, 2008, 32% as at April 26, 2009 and 36% as at April 26, 2010.  In 2008, STMicroelectronics failed to meet one performance condition during one semester.  Consequently, one sixth of the shares granted, totalling 926,121 shares, of which 242,233 on the first sub-plan and 2,634 on the second subplan, were lost for vesting.  In compliance with the graded vesting of the grant, the first tranch of the original plan, representing 1,097,124 shares, vested as at April 26, 2008. The first tranch of one of the local subplans, representing 4,248 shares, vested as at June 19, 2008. In addition, 31,786 shares were accelerated during the year, of which 2,999 under the subplans.  These shares were transferred to employees from the treasury shares owned by STMicroelectronics.  At December 31, 2008, 3,444,111 nonvested shares were outstanding, of which 1,187,829 under the first subplan and 8,706 under the second one.

On December 6, 2007, the Managing Board of STMicroelectronics, as authorized by the Compensation Committee of the Supervisory Board, granted additional 84,450 shares to selected employees designated by the Managing Board of STMicroelectronics as part of the 2007 Employee Plan.  This additional grant has the same terms and conditions as the original plan.  As a consequence of the failed performance condition explained above, 14,023 shares were lost for vesting, of which 498 on the subplan.

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In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 10,434 shares, vested as at April 26, 2008. In addition, 11,311 shares were accelerated during the year. At December 31, 2008, 48,342 nonvested shares were outstanding as part of this additional grant, of which 2,502 under the first local subplan.

2008 Share award plan

On February 19, 2008, the Managing Board of STMicroelectronics, as authorized by the Compensation Committee of the Supervisory Board, granted additional 135,550 shares to selected employees designated by the Managing Board of STMicroelectronics as part of the 2007 Employee Plan.  This additional grant has the same terms and conditions as the original plan.  As a consequence of the failed performance condition explained above, 22,559 shares were lost for vesting, of which 5,887 on the subplan. In compliance with the graded vesting of the grant, the first tranche of the original plan, representing 26,407 shares, vested as at April 26, 2008. In addition, 320 shares were accelerated during the year. At December 31, 2008, 60,363 nonvested shares were outstanding as part of this additional grant, of which 12,821 under the first local subplan.

On May 14, 2008, the Compensation Committee granted 165,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2008 Supervisory Board Plan”), of which 22,500 awards were immediately forfaited. These awards are granted at the nominal value of the share of €1.04 and vest over the following period: one third after 12 months, one third after 24 months and one third after 36 months following the date of the grant.  Nevertheless, they are not subject to any market, performance or service conditions.  As such, their associated compensation cost was recorded immediately at grant. As of December 31 2008, 142,500 awards were outstanding under the 2008 Supervisory Board Plan.

On July 22, 2008, STMicroelectronics granted 5,723,305 nonvested shares to senior executives and selected employees to be issued upon vesting from treasury stock (“The 2008 Employee Plan”). The Compensation Committee also authorized the future grant of additional shares to selected employees upon nomination by the Managing Board of STMicroelectronics.  The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted.  Except for employees in two of STMicroelectronics’s European subsidiaries for whom a subplan was simultaneously created, the nonvested shares vest over the following requisite service period: 32% as at May 14, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011.  The following requisite service period is required for the nonvested shares granted under the two local subplans: for the first one, 64% of the granted stock awards vest as at July 22, 2010 and 36% as at May 14, 2011. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, which is not considered as an extension of the requisite service period.  For the second one, 32% vest as at July 22, 2009, 32% as at May 14, 2010 and 36% as at May 14, 2011. At December 31, 2008, 5,667,120 nonvested shares were outstanding, of which 1,540,370 under the first subplan and 55,300 under the second one.

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A summary of the nonvested share activity for the years ended December 31, 2008 and 2007 is presented below:

Nonvested Shares	Number of Shares	Exercise price

Outstanding as at December 31, 2006	6,876,654	$0-€1.04
Awards granted:
2006 Employee Plan	215,000	$0
2007 Employee Plan	5,776,290	$0
2007 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2005 Employee Plan	(42,619)	$0
2006 Employee Plan	(120,295)	$0
2007 Employee Plan	(73,490)	$0
2007 Supervisory Board Plan	(22,500)	€1.04
Awards vested:
2005 Employee Plan	(1,039,544)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
2006 Employee Plan	(1,190,466)	$0
2006 Supervisory Board Plan	(17,000)	€1.04
Outstanding as at December 31, 2007	10,510,030	$0-€1.04
Awards granted:
2007 Employee Plan	135,550	$0
2008 Employee Plan	5,723,305	$0
2008 Supervisory Board Plan	165,000	€1.04
Awards forfeited:
2005 Employee Plan	(7,900)	$0
2006 Employee Plan	(62,162)	$0
2007 Employee Plan	(141,201)	$0
2008 Employee Plan	(56,185)	$0
2008 Supervisory Board Plan	(22,500)	€1.04
Awards cancelled on failed vesting conditions:
2007 Employee Plan	(962,703)	$0
Awards vested:
2005 Employee Plan	(903,381)	$0
2005 Supervisory Board Plan	(17,000)	€1.04
2006 Employee Plan	(1,937,618)	$0

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Noninvested Shares	Number of Shares	Exercise Price

2006 Supervisory Board Plan	(20,000)	€1.04
2007 Employee Plan	(1,181,630)	$0
2007 Supervisory Board Plan	(52,500)	€1.04
Outstanding as at December 31, 2008	11,169,105	$0-€1.04

For the 2005 share award plan, STMicroelectronics recorded compensation expense for the nonvested share awards based on the fair value of the awards at the grant date, which represents the $16.61 share price at the date of the grant. The fair value of the nonvested shares affected by a market condition reflects a discount of 49.50%, using a Monte Carlo path-dependent pricing model to measure the probability of achieving the market condition.

The following assumptions were incorporated into the Monte Carlo pricing model to estimate the 49.50% discount:

2005 grant

Historical share price volatility	27.74%
Historical volatility of reference index	25.5%
Three-year average dividend yield	0.55%
Risk-free interest rates used	4.21%-4.33%

Consistent with fair value calculations of stock option grants in prior years, STMicroelectronics has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average grant-date fair value of nonvested shares granted in 2005 was $8.50.

In 2006, STMicroelectronics evaluated the impact of the modification of the Employee 2005 Plan following the creation of a local sub-plan in one of its subsidiary. However, in compliance with IFRS No. 2, Share-Based Payment, and considering that the modification of the plan did not result in an increase of the awards fair value, STMicroelectronics continued to recognize the compensation expense of the whole original plan over the remaining original requisite service period. No incremental cost is recognized over the modified extended service period.

The weighted average grant date fair value of nonvested shares granted to employees under the 2006 Employee Plan was $17.35. On the 2006 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On February 27, 2007, the Compensation Committee approved the statement that the three performance conditions were met (as per initial assumption). Consequently, the compensation expense recorded on the 2006 Employee Plan reflects the statement that all of the awards granted will vest, as far as the service condition is met.

The weighted average grant date fair value of nonvested shares granted to employees under the 2007 Employee Plan was $19.35. On the 2007 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On April 1, 2008, the Compensation Committee approved the statement that two performance conditions were fully met and that for one condition only one half of it was achieved. Consequently, the compensation expense recorded on the 2007 Employee Plan reflects the statement that five sixths of the awards granted will vest, as far as the service condition is met.

The weighted average grant date fair value of nonvested shares granted to employees under the 2008 Employee Plan was $10.64. On the 2008 Employee Plan, the fair value of the nonvested shares granted did not reflect any discount since they are not affected by a market condition. On the contrary, STMicroelectronics estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions.

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At December 31, 2008, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, STMicroelectronics has estimated that one third of awards are expected to vest. Consequently, the compensation expense recorded for the 2008 Employee Plan reflects the vesting of one third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first quarter of 2009.

The compensation expense recorded for nonvested shares in 2006 included a reduction for future forfeitures, estimated at a pluri-annual rate of 4.99%, reflecting the historical trend of forfeitures on past stock award plans. This estimate was adjusted in 2007 at a pluri-annual rate of 4.40%, updated in 2008 at a rate of 4.10%. The adjustment related to this revision amounted to a reverse of approximately $1 million as at December 31, 2008.  This estimate is adjusted for actual forfeitures upon vesting.  For employees eligible for retirement during the requisite service period, STMicroelectronics records compensation expense over the applicable shortened period.  For awards for which vesting was accelerated in 2008, STMicroelectronics recorded immediately the unrecognized compensation expense as at the acceleration date.

The following table illustrates the classification of share-based compensation included in the statement of income for grants of nonvested shares during the years ended at December 31, 2008 and 2007:

	Year ended December 31, 2008	Year ended December 31, 2007
Cost of sales	15	14
Selling, general and administrative	37	40
Research and development	24	23
Loss on equity investment	2	-
Total share-based compensation expense	78	77

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $3 million at December 31, 2008 and $6 million at December 31, 2007.  As of December 31, 2008 there was $37 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of 14.3 months.

The total deferred income tax benefit recognized in the consolidated statements of income related to share-based compensation expense amounted to $3 million for the year ended December 31, 2008 comparing to $9 million for the year ended December 31, 2007.

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23 — OTHER RESERVES

23.1 — Other reserves

The accumulated balances related to each component of other reserves were as follows:

	Convertible Debt	Share-based payment	Foreign currency translation difference	Purchased Option	Unrealized gain (loss) on debt Securities	Unrealized gain (loss) on derivatives	Total other Reserves

Balance as of December 31, 2006	—	242	865	—	—	6	1,113
Convertible debt — equity component							—
Employee share awards schemes:							—
Value of services provided		78					78
Foreign currency translation differences			458				458
Available for sale financial assets							—
Transfer to net income					(3)		(3)
Unrealized profit							—
Tax effect							—
Cash flow hedge:							—
Transfer to net income						(6)	(6)
Unrealized profit						5	5
Tax effect							—
Balance as of December 31, 2007	—	320	1,323	—	(3)	5	1,645
Convertible debt — equity component							—
Employee share awards schemes:							—
Value of services provided		76					76
Foreign currency translation differences			(228)				(228)
Available for sale financial assets fair value							—
Transfer to net income					(10)		(10)
Unrealized profit							—
Tax effect							—
Cash flow hedge:							—
Transfer to net income						(5)	(5)
Unrealized loss						(9)	(9)
Falcon purchase accounting
Tax effect						1	1
Balance as of December 31, 2008	—	396	1,095		(13)	(8)	1,470

23.2 — Dividends

At the Annual General Meeting of Shareholders on May 14, 2008 shareholders approved the distribution of $0.36 per share in cash dividends, payable in four equal quarterly instalments. Through December 31, 2008, payments totalled $0.27 per share or approximately $240 million. The remaining $0.09 per share cash dividend to be paid in the first quarter of 2009 totalled $79 million and was reported as Dividends due to shareholders within the line "Other payables and accrued liabilities" in the consolidated balance sheet as at December 31, 2008 (see also Note 17).

In 2007 and 2006, the cash dividend paid was of $0.30 for a total amount of $269 million, and $0.12 per share for a total amount of $107 million, respectively.

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24 — EARNINGS / (LOSS) PER SHARE

For the period ended December 31, 2008 and the year ended December 31, 2007, earnings / (loss) per share (“EPS”) were calculated as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Basic EPS
Net result attributable to shareholders of STMicroelectronics	(519)	(439)
Weighted average shares outstanding	891,955,940	898,731,154
Basic EPS	(0.58)	(0.49)

Diluted EPS
Net result attributable to shareholders of STMicroelectronics	(519)	(439)
Convertible debt interest, net of tax	-	-
Net result attributable to shareholders of STMicroelectronics adjusted	(519)	(439)

Weighted average shares outstanding	891,955,940	898,731,154
Dilutive effect of share options	-	-
Dilutive effect of nonvested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used in calculating diluted EPS	891,955,940	898,731,154

Diluted EPS	(0.58)	(0.49)

At December 31, 2008, if STMicroelectronics had reported an income, outstanding stock options would have included anti-dilutive shares totalling approximately 39,431,433 shares. At December 31, 2007 and 2006, outstanding stock options included anti-dilutive shares totalling approximately 46,722,255 and 56,113,482 shares, respectively.

There was also the equivalent of 42,699,840 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 42,694,216 for the 2016 bonds. None of these bonds have been converted to shares during 2008.

25 — OTHER INCOME AND EXPENSES

25.1 — Other income

Other income consisted of the following:

	Year ended December 31, 2008	Year ended December 31, 2007

Research and development funding	83	152
Foreign exchange forward contracts – held for trading	(3)	17
Net foreign exchange gain	20	2
Gain on sale of non-current assets	4	3
Change in fair value of interest swap	15	5
Other	12	5
Total	131	184

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25.2 — Other expenses

Other expenses consisted of the following:

	Year ended December 31, 2008	Year ended December 31, 2007
Start-up costs	(17)	(24)
Patent litigation costs	(14)	(18)
Patent pre-litigation costs	(10)	(10)
Write-off of the ST-NXP Wireless call option	(24)	-
Other expenses	(1)	(6)
Total	(66)	(58)

STMicroelectronics receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as a reduction in “Other income” were deemed to be grants in substance. However, unlike other research and development funding, the amounts are determinable in advance and accruable as research expenditures are made. Therefore, these credits, which amounted to $117 million for the year ended December 31, 2008, were accounted for as a reduction of research and development expenses.

Start-up costs represent costs incurred in the start-up and testing of STMicroelectronics’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.  Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains (or losses) included in “Other income” (or "Other expenses" respectively) represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency which are not designated as hedge and which have a cash flow effect.

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

Other expenses in 2008 also included the write-off of the call option on the minority interest in ST-NXP Wireless business combination as described in Note 4. The write-off was booked to align the value of the call option included in the purchase accounting with its fair value as of December 31, 2008 which has been estimated as not material  on the basis of the parameters foreseen by the contract.

26 — IMPAIRMENT ON ASSETS HELD FOR SALE AND RELATED COSTS

26.1 — Impairment on assets held for sale

In 2008 the Group incurred a total impairment charge of $79 million related to FMG deconsolidation, consisting of:

•
$190 million impairment charge recorded upon disposal in the first half of 2008, of which $26 million was recorded after disposal as a consequence of additional charges borne by the Group in relation to the contributed assets and other related closure costs;

•	$111 million of positive currency translation adjustment recycling on disposed assets denominated in foreign currencies.

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The total loss of the FMG deconsolidation amounted to $1,241 million, of which $1,162 million was recorded in the year ended December 31, 2007.

Additionally, in 2008, the Group recorded $26 million of restructuring charges related to FMG disposal, consisting primarily in phase-out costs.

Impairment charges due to FMG disposal in 2007 totalled $1,167 million and were recorded as follows:

•
$1,161 million impairment as a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting IFRS 5 criteria for assets held for sale, to adjust the value of the to-be-contributed assets to fair value less costs to sell.  Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

•	$1 million impairment charge on certain specific equipment that could not be transferred as part of FMG deconsolidation and for which no alternative future use could be found in the Group.

•	$5 million restructuring charges corresponding to transfer, maintenance and decontamination costs.

In Note 37, Segment information, the impairment charge on FMG disposal is included in the reconciliation to consolidated income (loss) table under the caption “Impairment of assets held for sale and related costs”.

26.2. — Restructuring charges reclassified as Costs of sales, Research and development, and Selling, general and administrative

2008 restructuring initiatives:

In relation to the new 2008 restructuring actions, the Group recorded $69 million, consisting primarily of termination benefits for voluntary leaves and early retirement arrangements in certain European locations. In connection with the integration of Genesis and of the wireless business from NXP, the Group launched new restructuring initiatives aimed at rationalizing its operations and its worldwide workforce. The restructuring provisions related to the newly integrated businesses amounted to $46 million at acquisition date, of which $44 million recorded on the ST-NXP business integration. These costs were recorded as cost of sales for $26 million, selling, general and administrative expenses for $30 million and research and development expenses for $59 million.

2007 restructuring plan

The Group announced on July 10, 2007 that management committed to a new restructuring plan (“the 2007 restructuring plan”). Such plan aimed at redefining the Group’s manufacturing strategy in order to contribute to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, this new manufacturing plan pursued, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.

In 2008, the Group recorded the following charges related to the 2007 restructuring plan:

•	$28 million for employee termination benefits related to the closure of the manufacturing sites of Carrollton, Texas and Phoenix, Arizona; these charges were primarily recorded as cost of sales.

•	$10 million for the transfer of employees and equipment from Ain Sebbaa back-end site to Bouskoura site in Morocco. These charges are recorded as cost of sales.

•	$3 million related to the closure of one of the Group's design Center in France, recorded as research and development expenses.

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The Group recorded in 2007 a total restructuring charge for the 2007 restructuring plan amounting to $133 million, mainly related to termination benefits for involuntary leaves.

This total amount was recorded as cost of sales for $117 million, as selling, general and administrative expenses for $5 million and $11 million as research and development expenses. The charge includes the provision for contractual, legal or past practice termination benefits and retention and completion bonuses to be paid for an estimated number of employees primarily in the United States, France and Morocco.

Impairment on goodwill and long-lived assets

In 2008 the Group also recorded $77 million of impairment charge on long-lived assets of the Group’s manufacturing sites in Carrollton, Texas and in Phoenix, Arizona, of which $75 million on Phoenix site which had previously been designated for closure as part of the 2007 restructuring plan and that the Group decided in the second quarter of 2008 to sell as a going concern. This impairment charge is recorded as cost of sales. The assets are primarily property and other long-lived assets that satisfied, as at June 28, 2008, all of the criteria required for the “held-for-sale” status as set in IFRS 5. Consequently, the Group reclassified as current assets on the consolidated balance sheet as at June 28, 2008 these long-lived assets, which generated an impairment charge of $114 million recorded in the first half of 2008. Fair value less costs to sell was based on the consideration to be received upon the sale, which was expected to occur within one year. In the second half of 2008, pursuant to a corporate restructuring of the potential buyer, the sale was no longer deemed to be probable. The Group ceased to apply the IFRS 5 held-for-sale model to the Phoenix assets and reclassified the assets as held for use as at December 31, 2008. Therefore the assets were revalued based on the discounted cash flows expected from their use, estimated at $99 million, which was higher than the consideration to be received upon the sale. An adjustment of $39 million was accordingly recorded in the second half of 2008 as a credit to the original impairment charge

The long-lived assets affected by the restructuring plans are owned by the Group and were assessed for impairment using the held-for-use model when they did not satisfy all of the criteria required for held-for-sale status as set in IFRS 5. In 2008 and 2007, apart from assets held for sale within FMG deconsolidation and long-lived assets of the manufacturing site in Phoenix, Arizona, the Group did not identify any significant tangible asset to be disposed of by sale.

Additionally, the Group recorded $3 million as cost of sales for impairment charge of goodwill, pursuant to the impairment test on goodwill and indefinite long-lived assets performed annually by STMicroelectronics. This impairment charge related to Incard smart card business acquisition.

150mm fab plan

In early 2008, the Group incurred restructuring charges on the 150mm fab plan totalling $2 million, recorded as cost of sales, primarily related to transfer costs for the site of Rousset (France). Restructuring charges incurred in 2007 on this plan amounted to $26 million, primarily related to transfer, maintenance and decontamination associated with the closure and transfer of production for the sites of Rousset (France) and Agrate (Italy). In 2007, the Group reversed a $2 million provision recorded in 2003 to cover the Group’s legal obligation to pay penalties to the French governmental institutions related to the closure of Rennes production site since the French authorities decided in 2007 to waive the payment of such penalties. The 150mm fab plan expenses incurred in 2007 were also recorded as cost of sales.

2005 restructuring initiatives:

In 2008, the Group recorded $7 million termination benefits, of which $5 million reported in cost of sales and $2 million in selling, general and administrative expenses. These charges primarily consisted in termination benefits paid within an early retirement arrangement in one of the Group's subsidiaries in Europe.

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In 2007, the Group recorded a total restructuring charge amounting to $6 million that primarily impacted cost of sales and corresponded to workforce reduction initiatives in Europe.

Finally, the Group recorded in 2008 the following restructuring charges:

•	$4 million impairment charge on certain specific equipment for which no alternative future use could be found in the Group. This impairment charge was recorded as cost of sales;

•
$6 million impairment charges on certain equity investments carried at cost. For one investment the impairment loss was based on the valuation for the underlying investment of a new round of third party financing and for the other the impairment loss was based on the value of the investment upon liquidation. These impairment charges were recorded as research and development expenses.

In 2007, the Group recorded the following restructuring charges:

•	$2 million impairment on technologies without any alternative future use based on the Group’s products’ roadmap (recorded in cost of sales);

•
$3 million of impairment charge on a minority equity investment carried at cost. The impairment loss was based on the valuation for the underlying investment of a new round of third party financing (recorded in research and development);

•
$11 million impairment on certain tangible assets, mainly equipment, that the Group identified without alternative future use following its commitment to the closure of two front-end sites and one back-end site as part of the 2007 restructuring plan (recorded in cost of sales).

27 — EXPENSES BY NATURE

Expenses recorded as cost of sales and operating expenses other than “impairment, restructuring charges and other related closure costs” and “other income and expenses” are detailed as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Depreciation and amortization	(1,548)	(1,505)
Employee benefit expense	(3,353)	(2,953)
Purchase of materials and subcontracting services	(4,061)	(3,576)
Changes in inventories	211	(25)
Transportation	(128)	(122)
Royalties and patents	(101)	(115)
Advertising costs	(11)	(12)
Other expenses	(672)	(1,058)
Total cost of sales, research and development, and selling, general and administrative expenses	(9,663)	(9,366)

Employee benefit expense is detailed as follows:

	Period ended December 31, 2008	Period ended December 31, 2007

Wages and salaries	(2,545)	(2,314)
Compensation of Sole Member of the Managing Board	(2)	(2)
Social security costs	(692)	(554)
Stock-based compensation expense	(76)	(76)
Pension cost	(38)	(7)
Total employee benefit expense included in cost of sales, research and development, and selling, general and administrative expenses	(3,353)	(2,953)

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	Period ended December 31, 2008	Period ended December 31, 2007

Cost of sales	(1,448)	(1,281)
Selling, general and administrative	(742)	(759)
Research and development	(1,163)	(913)
Total employee benefit expense included in cost of sales, research and development, and selling, general and administrative expenses	(3,353)	(2,953)
The Compensation of Sole Member of the Managing Board includes a $1 million contractual bonus accrued for to the sole member of the Managing Board and President and CEO during the 2008 financial year that was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2008 financial year based on fulfilment of a number of predefined objectives for 2008.

28 — FINANCE INCOME AND FINANCE COSTS

Total finance income and finance costs consisted of the following:

	Year ended December 31, 2008	Year ended December 31, 2007

Interest income on restricted cash	15	15
Interest income on short-term bank deposits	55	75
Numonyx Bank Guarantee (Amortization)	13	-
Interest income on available-for-sale financial assets	62	65
Total finance income	145	155

Bank borrowings	(64)	(53)
Convertible bond	(45)	(42)
Finance lease interest expense	(5)	-
Bank charges and fees	(7)	(10)
Total finance costs	(121)	(105)

No borrowing cost was capitalized in 2008 or in 2007. Bank borrowing finance costs include interest expense on Senior bonds amounting $39 million for the years ended December31, 2008 and 2007 respectively.

Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $37 million for the year ended December 31, 2008, and $41 million for the year ended December 31, 2007.  Interest income on auction rate securities totalled $14 million, and $24 million for the years ended December 31, 2008 and 2007 respectively. Interest income on Numonyx long term notes classified as available-for-sale amounted to $11 million for the year ended December 31, 2008.

29 — INCOME TAX

Profit before income tax expense is comprised of the following:

	Year ended December 31, 2008	Year ended December 31, 2007

Profit (loss) recorded in The Netherlands	(1,243)	(82)
Profit (loss) from foreign operations	714	(310)
Profit (loss) before income tax expense	(529)	(392)

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STMicroelectronics and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2008	Year ended December 31, 2007

The Netherlands taxes — current	(1)	(4)
Foreign taxes — current	(153)	(129)
Current taxes	(154)	(133)

Foreign deferred taxes	165	92

Income tax benefit / (expense)	11	(41)

The principal items comprising the differences in income taxes computed at The Netherlands statutory rate of 25.5% in 2008 and 2007 and the effective income tax rate are the following:

	Year ended December 31, 2008	Year ended December 31, 2007

Income tax benefit (expense) computed at statutory rate	135	106
Non-deductible, non-taxable and other permanent differences, net	-	(20)
Loss in investments in associates	(139)	-
Impact of final tax assessments relating to prior years	48	(25)
Effects of change in tax rates on deferred taxes	-	(21)
Current year credits	66	7
Other tax and credits	(16)	(4)
Benefits from tax holidays	34	122
Current year tax risk	(31)	-
Impact of FMG deconsolidation	(77)	(113)
Earnings / (losses) of subsidiaries taxed at different rates	(9)	(93)

Income tax benefit / (expense)	11	(41)

Following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as Other Income were deemed to be grants in substance. These tax credits, totaling $117 million, were reported as a reduction of research and development expenses in the statement of income for the year ended December 31, 2008.

The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions.  The effect of the tax benefits on basic earnings per share was $0.04 and $0.14 for the years ended December 31, 2008 and 2007 respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements.  STMicroelectronics’s tax holidays expire at various dates through the year ending December 31, 2019.

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Deferred tax assets and liabilities consisted of the following:

	December 31, 2008	December 31, 2007

Tax loss carry forwards and investment credits	250	144
Inventory valuation	29	38
Impairment charges and restructuring	114	102
Fixed asset depreciation in arrears	64	61
Receivables for government funding	17	10
Tax risk	21	-
Pension service costs	48	18
Stock plans	35	-
Commercial accruals	9	10
Other temporary differences	91	75

Deferred tax assets	678	458
Accelerated fixed assets depreciation	(86)	(110)
Acquired intangible assets	(221)	(83)
Advances of government funding	(17)	(24)
Other temporary differences	(51)	(27)

Deferred tax liabilities	(375)	(244)

Net deferred income tax asset	303	214

For a particular tax-paying component of STMicroelectronics and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, such as all non-current deferred tax liabilities and assets. STMicroelectronics does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2008, STMicroelectronics and its subsidiaries have short term and long term non current deferred tax assets and liabilities as follows:

	December 31, 2008	December 31, 2007

Deferred tax asset to be recovered within 12 months	252	205
Deferred tax asset to be recovered beyond 12 months	426	253
Deferred tax assets	678	458

Deferred tax liability to be incurred within 12 months	(28)	(11)
Deferred tax liability to be incurred beyond 12 months	(347)	(233)
Deferred tax liabilities	(375)	(244)

Net deferred income tax asset	303	214

The gross movement of the deferred tax account is as follow:

	December 31, 2008	December 31, 2007

Balance at the beginning of the year	214	84
Exchange differences	(22)	28
Income statement benefit (charge)	230	92
Tax charge to equity	(119)	10
Balance at the end of the year	303	214

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Deferred tax assets	Tax losses	Impairment charge & restructuring	Fixed asset depreciation	Other	Total

December 31, 2006	95	17	81	137	330
Exchange differences	9	-	8	14	31
Income statement benefit (charge)	40	85	(28)	(10)	87
Tax charge to equity	-	-	-	10	10
December 31, 2007	144	102	61	151	458

Exchange differences	(12)	(1)	(4)	(17)	(34)
Income statement benefit (charge)	58	(13)	7	172	224
Tax charge to equity	60	26	-	(56)	30
December 31, 2008	250	114	64	250	678

Deferred tax liabilities	Accelerated tax depreciation	Acquired intangible assets	Other	Total

December 31, 2006	(118)	(72)	(56)	(246)
Exchange differences	(1)	(1)	(1)	(3)
Income statement benefit (charge)	9	(10)	6	5
Tax charge to equity	-	-	-	-
December 31, 2007	(110)	(83)	(51)	(244)

Exchange differences	3	-	9	12
Income statement benefit (charge)	21	(37)	22	6
Tax charge to equity	-	(101)	(48)	(149)
December 31, 2008	(86)	(221)	(68)	(375)

As of December 31, 2008, STMicroelectronics and its subsidiaries have net operating loss carry forwards and investment credits that expire starting 2009, as follows:

Year
2009	10
2010	7
2011	21
2012	53
Thereafter	159

Total	250

Deferred tax assets not recognized in the consolidated balance sheet total $1,086 million and mainly relate to an agreement granting the Group certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 5,36% per annum). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement starting in 2007, the Group will continue to receive tax credits on future years’ capital investments, which may be used to offset that year’s tax liabilities. However, pursuant to the inability to utilize these credits currently and in future years, the Group did not recognize any of these deferred tax assets in its consolidated balance sheets as of December 31, 2008 and 2007.

In addition, other tax loss carryforwards for an amount of $192 million were not recognized in the consolidated balance sheet and corresponded to net operating losses acquired in business combinations, or generated in ongoing operations and that will more likely than not, not be utilized against future profits.

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30 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	Year ended December 31, 2008	Year ended December 31, 2007

Cash at bank and in hand (net of bank overdraft)	199	370
Deposits at call with banks	790	1,485
Cash and Cash equivalents	989	1,855

Cash at bank includes $20 million of bank overdraft that are disclosed separately on the liabilities side.

31 — CASH GENERATED FROM OPERATIONS

Cash generated from operations is detailed as follows:

	Year ended December 31, 2008	Year ended December 31, 2007

Net result attributable to the equity holders of STMicroelectronics	(519)	(439)

Depreciation and amortization	1,530	1,506
Amortization of discount of convertible debt	18	18
Impairment on financial assets	138
Gain on financial assets	(15)	0
Other non-cash items	108	200
Minority interests in net result of subsidiaries	1	6
Deferred income tax	(37)	(92)
Accrued income tax	154	171
Share of gain / (loss) of associates and impairment on investments in associates	554	(14)
Impairment, restructuring charges and other related closure costs, net of cash payments	332	1,311
Trade receivables, net	565	3
Inventories, net	(299)	25
Trade payables	(34)	19
Other assets and liabilities, net	(336)	(180)

Cash generated from operations	2,160	2,534

32 — COMMITMENTS

The Group’s commitments as of December 31, 2008 were as follows:

In million US$
	Total	2009	2010	2011	2012	2013	Thereafter
Operating leases	339	70	49	42	33	53	92
Purchase obligations	516	409	68	39
of which:
Equipment purchase	150	150
Foundry purchase	106	106
Software, technology licenses and design	260	153	68	39
Other obligations	359	163	86	53	48	7	2
Total	1,214	642	203	134	81	60	94

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As a consequence of STMicroelectronics’s July 10, 2007 announcement concerning the planned closures of certain of its manufacturing facilities, the future shutdown of its plants in the United States will lead to negotiations with some of its suppliers. As of December 31, 2008, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are related mainly to building leases and to equipment leases. The amount disclosed is composed of minimum payments for future leases from 2009 to 2013 and thereafter. STMicroelectronics leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expenses were $75 million and $62 million for the year ended December 31, 2008 and 2007, respectively.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to a cooperation agreement. In addition, on January 17, 2008 STMicroelectronics acquired effective control of Genesis. There remains a commitment of $5 million related to a retention program expected to be paid in 2009, which is also included in Other obligations.

Other commitments

STMicroelectronics has issued guarantees totalling $731 million related to its subsidiaries’ debt. Furthermore, STMicroelectronics has umbrella facilities for an amount of $480 million extendable to its subsidiaries on a fully guaranteed basis. In addition, STMicroelectronics and Intel have each granted in favor of Numonyx, in which STMicroelectronics holds a 48.6% equity investment, a 50% guarantee, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility. The guarantees by Intel and STMicroelectronics are not joint and several.

33 — CONTINGENCIES

STMicroelectronics has issued guarantees totaling $525 million related to its associates’ debt, which is composed of the $250 million ten-year debt guarantee issued for the Hynix-ST joint venture that was contributed to Numonyx and the $275 million 50% debt guarantee not joint and several granted in favor of Numonyx, which entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility. See Note also 21 "Other non-current liabilities" for details about the guarantees.

34 — CLAIMS AND LEGAL PROCEEDINGS

STMicroelectronics has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, STMicroelectronics may become involved in costly litigation brought against STMicroelectronics regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to STMicroelectronics, STMicroelectronics may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on STMicroelectronics’s results of operations, cash flows or financial position and ability to compete.

STMicroelectronics is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations. These matters mainly include the risks associated with claims from customers or other parties. STMicroelectronics has accrued for these loss contingencies when the loss is probable and can be estimated. STMicroelectronics regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to STMicroelectronics. Legal costs associated with claims are expensed as incurred.

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In the event of litigation which is adversely determined with respect to STMicroelectronics’s interests, or in the event STMicroelectronics needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

STMicroelectronics is currently a party to legal proceedings with the International Trade Commission (the “ITC”) with Tessera Technologies, Inc (“Tessera”) and LSI Corp (“LSI”) as well as in litigation with SanDisk Corporation (“SanDisk”) regarding same patents as previously and unsuccessfully asserted against STMicroelectronics by SanDisk in the ITC. Based on management’s current assumptions made with support of STMicroelectronics’s outside attorneys, STMicroelectronics has not identified any probable loss, which may arise out of such litigation.

35 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

35.1 — Financial risk factors

STMicroelectronics is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: especially currency, interest and liquidity.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Financial risk management is carried out by a central treasury department (Corporate Treasury) reporting to the Chief Financial Officer (“CFO”). A Treasury Committee chaired by the CFO, whose members are also the Corporate Treasurer, the Corporate Controller and the Controller of ST NV, has the responsibility to steer treasury activities and to ensure compliance with corporate policies approved by the Board of Directors. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk for the cash and marketable securities investments and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

STMicroelectronics conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at STMicroelectronics and at its subsidiaries.

Management has set up a policy to require group companies to hedge their entire foreign exchange risk exposure with STMicroelectronics through financial instruments transacted by Corporate Treasury. To manage their foreign exchange risk arising from recognized assets and liabilities, entities in the Group use forward contracts and currency options, transacted by Corporate Treasury. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency.

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In addition, forward contracts and currency options are also used by STMicroelectronics to reduce its exposure to U.S. dollar fluctuations in Euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on the Group’s behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. Consequently, these instruments do not qualify as hedging instruments. The Group’s risk management policy is to hedge between 50% and 80% of these Euro-denominated forecasted intercompany transactions for the subsequent 12 months.

It is STMicroelectronics’s policy to keep the foreign exchange exposures in all the currency pairs hedged month by month against the monthly standard rate. Each month-end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have the same or very close exchange rate to the standard rate at which the forecasted flows will be booked the following month. As such, the foreign exchange exposure of the Group, consisting in the balance sheet positions and other contractually agreed transactions should be close to zero and any movement of the foreign exchange rates should not therefore influence the exchange effect on income statement items unless there are meaningful discrepancies from the forecasted foreign exchange exposures. Therefore no sensitivity analysis is applicable to the Group policy. Any discrepancies from the forecasted values and the actual results are constantly monitored and prompt actions are eventually taken.

As for the forward contracts and currency options entered into in order to hedge certain Euro denominated forecasted transactions, a sensitivity analysis is performed. The portion of these forecasted flows that is not covered with forward contracts or currency options is thus hedged monthly as per the procedure described above. Such sensitivity analysis quantifies the different impacts on the consolidated statements of income from the hedging instruments according to different scenarios of EUR-USD rate evolution. This analysis is performed with the aim of better addressing the hedging strategy.

The following sensitivity analysis was based on recognised assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. At December 31, 2008 if the Euro had strengthened by 300 pips against the US dollar with all other variables held constant, net income for the year would have been $33 million higher, mainly as a result of foreign exchange gains on derivative instruments designated as cash flow hedge. If the Euro had weakened by 300 pips against the US dollar with all other variables held constant, impact in net income would have been not material for the year, mainly as a result of not exercised currency options. Equity would have been approximately $138 million higher/lower if the Euro strengthened/weakened, arising mainly from translation of net assets from subsidiaries which functional currency is the Euro. The following sensitivity analysis was based on recognised assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. At December 31, 2007 if the Euro had strengthened by 3% against the US dollar with all other variables held constant, net income for the year would have been $20 million higher, mainly as a result of foreign exchange gains on derivative instruments designated as cash flow hedge. If the Euro had weakened by 3% against the US dollar with all other variables held constant, impact in net income would have been not material for the year, mainly as a result of not exercised currency options. Equity would have been approximately $114 million higher/lower if the Euro strengthened/weakened, arising mainly from translation of net assets from subsidiaries which functional currency is the Euro.

Cash flow and interest rate risk

In 2006, STMicroelectronics entered into cancellable swaps with a combined notional value of $200 million to hedge a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. For the period ended December 31, 2007 gain from the hedging instrument amounted to $8 million and loss from the hedged item was $9 million. As a result of the cancellable swap transactions, the effective yield on the $200 million principal amount of the convertible bonds has decreased from 1.95% as of December 31, 2007  to 1.16% as of December 31, 2008.

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At the beginning of February 2009, because of their ineffectiveness the two swaps have been unwound with a net positive cash inflow of over $26 million.

In 2006 and 2007, STMicroelectronics entered into a 10 years fixed rate Collateral Deposit for a notional amount of $250 million classified as restricted cash. This deposit is naturally hedging part of the fixed rate liabilities.

Since all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

At December 31, 2008, if interest rates had been 300 basis points higher/lower with all other variables held constant, net income for the year would have been $3 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt. At December 31, 2007, if interest rates had been 300 basis points higher/lower with all other variables held constant, net income for the year would have been $66 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt.

During 2008 and 2007, the Group’s borrowings at variable rate were denominated in Euros and in US dollars.

Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, marketable securities, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers and third parties, including outstanding receivables and committed transactions.

STMicroelectronics selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group within a threshold of 20%. Due to the credit market turmoil, STMicroelectronics has decided to further tighten the counterparty concentration and credit risk profile. For liquidity investments the maximum outstanding counterparty risk has been reduced and currently does not exceed 15% for major international banks with large market capitalization. The 20% as maximum limit is still applied for Foreign Exchange transactions outstanding.

The credit risk exposure is calculated on 100% of cash and debt capital market instruments and on positive marked-to-market foreign exchange forward contracts, interest rate swaps and currency and interest rate options.

Except for a Lehman Brothers senior unsecured bond for an amount of €15 million for whom an impairment charge of $11 million was recorded (which represents 50% of the face value of these floating rate notes) all other debt securities are classified as available-for-sale and recorded at fair value as at December 31, 2008 and December 31, 2007, with temporary changes in fair value recognized as a separate component of “Other reserves” in the consolidated statement of changes in shareholders’ equity. As of December 31, 2008 STMicroelectronics reported a pre-tax decline in fair value on the floating rate notes totalling $17 million due to the widening of credit spreads. Out of the 20 investment positions in floating-rate notes (excluding Lehman Brothers), 12 positions are in an unrealized loss position. STMicroelectronics estimated the fair value of these financial assets based on public quoted market prices. This change in fair value was recognized as a separate component of “Other reserves” in the consolidated statement of changes in shareholders’ equity since STMicroelectronics assessed that this decline in fair value was temporary and that STMicroelectronics was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio in only 2.5 years on average and the securities have a minimum Moody’s rating “A1”, STMicroelectronics expects the value of the securities to tend at par as the final maturity is approaching.

On the auction-rate securities, STMicroelectronics reported a decline in fair value amounting to $ 127 million in addition to the $46 million recorded in 2007, which was immediately recorded in the consolidated statement of income on the line “Impairment charge on marketable securities”.

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Since the fourth quarter of 2007, since there was no information available regarding ‘mark to market’ bids and ‘mark to model’ valuations from the structuring financial institutions for these securities. Consequently Company's estimation of fair value was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and, ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indices used for the evaluation. Based on the valuation method mentioned above, a $55 million impairment charge was recorded in quarter ended December 31, 2008, the Auction Rate Securities portfolio has an estimated fair value of approximately $242 million.

On February 12 2009, FINRA arbitration panel, in a full and final resolution of the issues submitted for determination, awarded us, in connection with sales of unauthorized auction rate securities made to us by Credit Suisse, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, STMicroelectronics is entitled to retain an interest award of approximately $25 million that has already been paid. At collection of the payment, STMicroelectronics will transfer ownership of our portfolio of unauthorized auction rate securities to Credit Suisse. On February 17, 2009 STMicroelectronics filed with the Federal Court for the Southern district of New York a petition to confirm and enforce the FINRA arbitration award dated February 12, 2009.

STMicroelectronics monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.  If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilisation of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2008 and December 31, 2007 one customer, the Nokia Group of companies represented 16.7% and 26.9% of trade accounts receivable, net respectively.  Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. Furthermore, STMicroelectronics is not subject to externally imposed capital requirements.

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The table below shows the credit limit and balance of the six major counterparties at the balance sheet date:

		Year ended December 31, 2008
Counterparty	Rating	Credit Limit	Balance

Liquidity investments
Financial Institution A	Aa2 / AA -	14%	270
Financial Institution B	Aa2 / AA-	12%	225
Financial Institution C	Aa3 / A+	10%	189

Derivatives
Financial Institution A	Aa3/A+	20%	316
Financial Institution B	A1 / A	17%	280
Financial Institution C	Aa2 / A+	16%	251

Customers
Customer A	A / A1	283	120
Customer B6	-	68	54
Customer C	Ba2 / BB-	200	50

		Year Ended December 31, 2007
Counterparty	Rating	Credit Limit	Balance

Liquidity investments
Financial Institution A	Aa2/AA-	15%	473
Financial Institution B	Aa1/AA+	9%	289
Financial Institution C	Aa2/A+	9%	277

Foreign Exchange
Financial Institution A	Aa3/AA-	16%	118
Financial Institution B	A1/A+	15%	114
Financial Institution C	Aa1/AA	13%	96

Customers
Customer A	A1/A+	1,256	431
Customer B	BBB+/BBB+	314	150
Customer C	BB+/BBB-	275	96

No credit limits were exceeded during the year ended December 31, 2008 (except for very specific needs where an higher concentration of liquidity was placed for few days on a single counterparty in order to execute payments for M&A activities) or during the year ended December 31, 2007 and management does not expect any losses from non-performance by these counterparties.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from an adequate of committed credit facilities and the ability to close out market positions. STMicroelectronics’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

6 This customer has provided the Group with a Promissory Note for $20 million as one of the conditions for credit facility he was granted.

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In the past few years the Group benefited from a favourable cash flow as a result of cash generated from operations in excess of capital investments. Based on current visibility and environment, and projected capital expenditures approximating 10% of net revenues there is no evidence of a material change in the cash flow trend. Management is continuously monitoring the expected cash flow on a rolling forecast basis. Current cash flow projections coupled with the current liquidity position indicates that the Group is expected to have sufficient resources to meet its currently anticipated cash requirements in the foreseeable future.

The table below shows the future contractual cash out-flows long-term debt, including its current portion, derivative financial assets and liabilities, net and trade account payable and other payables at December 31, 2008:

	2009	Between 2010 and 2011	Between 2012 And 2013	Thereafter
Long-term debt	138	1,144	963	296
Derivative financial assets and liabilities, net	66
Trade account payable	841
Other payables and accrued liabilities	791

The table below shows the future contractual cash out-flows long-term debt, derivative financial assets and liabilities, net and trade account payable and other payables at and other payables at December 31, 2007:

	Between 2008 and 2009	Between 2010 and 2011	Thereafter
Long-term debt	174	864	849
Derivative financial asset and liabilities, net	(13)		(8)
Trade payables and other payables	1,767	-	-

35.2 —Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

Consistent with others in the industry, the Group monitors capital on the basis of the debt-to-equity ratio. This ratio is calculated as the net financial position of the Group, defined as the difference between total cash position (cash and cash equivalents, marketable securities and short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt), divided by total equity attributable to the shareholders of STMicroelectronics.

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The debt-to-equity ratio at December 31, 2008 and December 31, 2007 was at follows –

Counterparty	December 31, 2008	December 31, 2007

Cash and cash equivalents	1,009	1,855
Marketable securities	1,098	1,383
Short-term deposits	-	-
Restricted cash	250	250
Total cash position	2,357	3,488

Bank overdrafts	20	-
Current portion of long-term debt	(138)	(103)
Long-term debt	(2,403)	(1,887)
Total financial debt	(2,521)	(1,990)

Net financial position	(164)	1,498

Total equity attributable to the shareholders of STMicroelectronics	8,759	9,953
Net debt-to-equity ratio	(0.02)	0.15

The decrease in the debt-to-equity ratio during 2008 resulted from a decrease of the net financial position particularly due to business combinations and a reduction of the shareholders equity, including the effect of dividends and purchase of treasury shares.

35.3 — Fair value estimation
The fair values of quoted financial instruments are based on current market prices. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by STMicroelectronics is the bid price. If the market for a financial asset is not active and if no observable market price is obtainable, STMicroelectronics measures fair value by using significant assumptions and estimates. In measuring fair value, STMicroelectronics makes maximum use of market inputs and relies as little as possible on entity-specific inputs.

	December 31, 2008		December 31, 2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt
— Bank loans (including current portion)	938	937	472	465
— Senior Bond	703	580	736	734
— Convertible debt	822	918	781	691

Marketable Securities
— Floating rate notes	651	651	1,014	1,014
— Auction rate securities	242	242	369	369

Other receivables and assets
— Foreign exchange forward contracts and currency options	37	37	13	13

Other investments and other non current assets
— Cancellable swaps	34	34	8	8
— Equity securities classified as available for sale	32	32	5	5
— Subordinated loan (Numonyx)	168	168	-	-

Other payables and accrued liabilities
— Foreign exchange forward contracts and currency options	5	5	1	1

The methodologies used to estimate fair value are as follows:

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Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Marketable securities

The fair value of floating rate notes is estimated based upon quoted market prices for the same or similar instruments, except for a Lehman Brothers senior unsecured bond.

As at December 31, 2008, given STMicroelectronics’s exposure to Lehman Brothers senior unsecured bonds for a maximum amount of €15 million, STMicroelectronics recorded an impairment of $11 million on floating rate notes issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008. This impairment charge, which represented 50% of the face value of these debt securities, was reported on the line “Impairment charge on marketable securities” in the consolidated statement of income for the year ended December 31, 2008. Fair value measurement relies on information received from a major credit rating entity based on historical recovery rates. Apart from Lehman Brothers floating rate notes as described above, STMicroelectronics reported as of December 31, 2008 an after-tax decline in fair value on its floating rate note portfolio totaling $14 million due to the general widening of credit spreads associated with the financial market turmoil. Out of the 20 investment positions in floating-rate notes, whose changes in fair value have been considered as temporary, 12 positions are in an unrealized loss position. The aggregate related fair value of these investments amounted to $412 million, of which $200 million have been in a continuous loss position for 12 months or longer. STMicroelectronics estimated the fair value of these financial assets based on publicly quoted market prices. This change in fair value was recognized as a separate component of "Other reserves” in the consolidated statement of changes in shareholders’ equity since STMicroelectronics assessed that this decline in fair value was temporary and that STMicroelectronics was in a position to recover the total carrying amount of these investments in subsequent periods. Since the duration of the floating-rate note portfolio is only 2.45 years on average and the securities have a minimum Moody’s rating of “A2/A”, STMicroelectronics expects the value of the securities to return to par as the final maturity is approaching.

For auction rate securities, since the fourth quarter of 2007, since there was no information available regarding ‘mark to market’ bids and ‘mark to model’ valuations from the structuring financial institutions for these securities, STMicroelectronics's estimation was based of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and, ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 reflect downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indices used for the evaluation.

Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using STMicroelectronics's incremental borrowing rates for similar types of borrowing arrangements.

Foreign exchange forward contracts and currency options

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.

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Cancellable swaps

The fair values of these instruments are estimated based upon market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

36 — RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follow:

	December 31, 2008	December 31, 2007

Sales & other services	325	272
Research and development expenses	(63)	(68)
Other purchases	(77)	(85)
Other income and expenses	(7)	(11)
Accounts receivable	63	44
Accounts payable	65	40
Other assets	-	2

For the years ended December 31, 2008,  and December 31, 2007, the related party transactions were primarily with significant shareholders of STMicroelectronics, or their subsidiaries and companies in which management of STMicroelectronics perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, Cassa Depositi e Prestiti, Flextronics, Oracle and Thomson. The related party transactions presented in the table above also include transactions between STMicroelectronics and its associates as listed in Note 3.

Following the completion of FMG deconsolidation and the creation of Numonyx, STMicroelectronics performed certain purchasing, service and revenue on-behalf of Numonyx. These services ended in November 2008 when Numonyx was in a position to run the business by itself on a standalone basis. STMicroelectronics had a net payable balance of $7 million to Numonyx as at December 31, 2008. Additionally, STMicroelectronics recorded in 2007 costs amounting to $26 million to create the infrastructure necessary to prepare Numonyx to operate immediately following the FMG deconsolidation. These costs were reimbursed by Numonyx in 2008 following the closing of the transaction. Upon creation, Numonyx also entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. Intel and STMicroelectronics have each granted in favor of Numonyx a 50% debt guarantee not joint and several. This debt guarantee is described in details in Note 3. The final terms at the closing date of the agreements on assets to be contributed included rights granted to Numonyx by STMicroelectronics to use certain assets retained by STMicroelectronics. STMicroelectronics recorded as at December 31, 2008 a provision amounting to $87 million to reflect the value of such rights granted to its investments in associates. The parties also retained the obligation to fund the severance payment ("trattamento di fine rapporto") due to certain transferred employees by the defined amount of about $35 million which qualifies as a defined benefit plan and was classified on the line " Other non-current liabilities " as at December 31, 2008. Finally, STMicroelectronics recorded a net long-term receivable amounting to $6 million corresponding to a tax credit Numonyx will pay back to STMicroelectronics once received from the relevant taxing authorities.

Additionally STMicroelectronics incurred in 2008, and 2007 amounts on transactions with Hynix Semiconductor Inc., with which STMicroelectronics had until March 30, 2008 a significant equity investment, the Hynix ST joint venture. In 2007 and 2006, Hynix Semiconductor Inc. increased its business transactions with STMicroelectronics in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the volumes of specific products as requested by STMicroelectronics. The amount of purchases and other expenses from Hynix Semiconductor Inc. was $161 million in 2007. The amount of sales and other services made in 2007 was $2 million.

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These transactions significantly decreased in 2008 upon the transfer of the joint venture to Numonyx. The amount of purchases and other expenses and the amount of sales and other services from Hynix Semiconductor Inc. was $2 million and $5 million in 2008, respectively. STMicroelectronics had no significant payable or receivable balance as at December 31, 2008, while it had a payable amounting to $18 million as at December 31, 2007 towards Hynix Semiconductor Inc.

Additionally, upon integration of the wireless business acquired from NXP, as detailed in Note 4, certain purchasing and revenue transactions continue to be performed by the minority interest holder on-behalf of ST-NXP Wireless. These services will continue until such time that the needed systems are finalized and can be run by the new combined entity. STMicroelectronics also has service agreements for R&D, manufacturing and transitional services in place. The net expense for those services amounted to $71 million for the year ended December 31, 2008. In addition, STMicroelectronics purchased wafers from NXP in the amount of $85 million for the year ended December 31, 2008. STMicroelectronics had a net payable balance of $2 million as at December 31, 2008 as the result of these transactions. The terms of the agreement for the integration of the NXP wireless business also included rights granted to NXP to obtain products from STMicroelectronics at preferential pricing. STMicroelectronics recorded as at December 31, 2008 a provision amounting to $8 million to reflect the value of such rights.

In addition, STMicroelectronics participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the table above. The share of income (expense) recorded by STMicroelectronics as research and development expenses incurred by E.I.G amounted to $9 million income in 2008 and $1 million expense in 2007. At December 31, 2008 and 2007, STMicroelectronics had no receivable or payable amount.

STMicroelectronics contributed cash amounts totalling $1 million, for the years ended December 31, 2008, and 2007 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of STMicroelectronics’s management.

The individual remuneration paid to the sole member of the Managing Board was as follow:

	Year ended December 31, 2008	Year ended December 31, 2007

Wages and salaries	1	1
Bonus	1	1

The sole member of the Managing Board was granted in 2008 and in 2007 for free 100,000 nonvested shares subject to the achievement of performance objectives.

The total amount paid as compensation in 2008 and 2007 to STMicroelectronics’s 25 (respectively 23) executive officers, including the sole Member of the Managing Board, were as follows:

In U.S. dollars	Year ended December 31, 2008	Year ended December 31, 2007

Wages and salaries	11,674,465	9,700,148
Bonus	4,626,346	4,456,210
Other Benefits	2,424,819	1,795,846
Termination Benefits	-	180,736
Social Charges	3,859,864	3,927,472
Total compensation	22,585,494	20,060,412

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STMicroelectronics’s 25 executive officers, including the sole Member of the Managing Board, were granted in 2008 for free 1,016,000 nonvested shares subject to the achievement of performance objectives. The weighted average grant date fair value of nonvested shares granted to employees under the 2008 Employee Plan was $10.64.

In 2007, STMicroelectronics’s 23 executive officers, including the sole Member of the Managing Board, were granted in 2007 for free 926,000 nonvested shares subject to the achievement of performance objectives. The weighted average grant date fair value of nonvested shares granted to employees under the 2007 Employee Plan was $19.35.

The bonus paid to STMicroelectronics’s executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2008 and 2007 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances that are included in the $6 million and $6 million of social charges and other benefits for the year ended December 31, 2008 and 2007, respectively.

At the end of the year 2005, the Compensation Committee recommended and the Supervisory Board decided to grant an additional pension benefit plan to STMicroelectronics’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, the Group will make annual contributions of $200,000 to both its former and current sole members of the Managing Board, $150,000 to its Chief Operating Officer and up to $100,000 to each other beneficiary per year. In order to meet the Group’s future payment obligations under this plan or to insure for them, the Group paid an amount of $2 million in 2008.

Individual remuneration paid to Supervisory Board Members in 2008 and 2007 was recorded as following:

	2008 US$	2007 US$

B. Steve	227,000	213,500
D. Lamouche	123,000	98,500
A. Ovi	113,000	—
T. de Waard	223,500	246,500
M. Del Fante	147,500	129,000
G. Arbola	228,500	215,500
D. Lombard	156,500	132,000
D. Dunn	133,500	105,000
R.Bingham	101,500	—
R. White	24,000	134,000
A. Turicchi	18,000	138,500
F. Gavois	—	17,000
	1,496,000	1,429,500

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Stock awards granted to Supervisory Board Members in 2008 and 2007 were:

	2008		2007
	Number of stock awards granted	Granted price EUR	Number of awards granted	Granted price EUR
B. Steve	15,000	1.04	15,000	1.04
R. Bingham	15,000	1.04	15,000	1.04
A. Turicchi*	15,000	1.04	—	1.04
D. Lamouche	15,000	1.04	15,000	1.04
T. de Waard	15,000	1.04	15,000	1.04
G. Arbola	15,000	1.04	15,000	1.04
D. Lombard	15,000	1.04	15,000	1.04
D. Dunn	15,000	1.04	15,000	1.04
A. Ovi	15,000	1.04	15,000	1.04
L. Chessa	7,500	1.04	—	—
C. Duval	7,500	1.04	—	—
B. Loubert	7,500	1.04	—	—
A. Novelli*	7,500	1.04	—	—
M. Del Fante	—	1.04	15,000	1.04

* In 2008 the Supervisory Board members waived their right to the stock options they were granted.

37 — SEGMENT INFORMATION

The Group early adopted in 2007 International Financial Reporting Standard No. 8, Operating Segments (“IFRS 8”). The following describes the segment information.

Business Segments

STMicroelectronics operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, STMicroelectronics designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, STMicroelectronics further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

Beginning on January 1, 2007, and until August 2, 2008, to meet the requirements of the market together with the pursuit of strategic repositioning in Flash memory, STMicroelectronics reorganized its product segment groups into three segments:

•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment (until March 30, 2008).

Since March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), STMicroelectronics has ceased reporting under the FMG segment.

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Starting August 2, 2008, as a consequence of the creation of the wireless company with NXP, STMicroelectronics reorganized its groups. A new segment was created to report wireless operations (“WPS”); the product line Mobile, Multimedia & Communications Group (“MMC”) which was part of segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remaining part of ASG is now comprised of Automotive Consumer Computer and Telecom Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

-	Automotive Consumer Computer and Telecom Infrastructure Product Groups segment (“ACCI”), comprised of three product lines:

1.	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

2.	Automotive Products Group (“APG”); and,

3.	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

-	Industrial and Multisegment Products Sector (“IMS”), comprised of:

1.	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

2.	Micro, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

-	Wireless Products Sector (“WPS”), comprised of three product lines:

1.	Wireless Multi Media (“WMM”);

2.	Connectivity & Peripherals (“C&P”); and

3.	Cellular Systems (“CS”).

STMicroelectronics has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2007 presentation is consistent with 2008 and is using these comparatives when managing STMicroelectronics.

STMicroelectronics’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, STMicroelectronics designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery charges, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment.

The following tables present STMicroelectronics’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, STMicroelectronics uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with STMicroelectronics’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

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STMicroelectronics’s management information is derived from US-GAAP which is the primary basis to communicate to shareholders. Therefore reconciliation from the combined segment results to company’s profit (loss) comprises US-GAAP to IFRS measurement differences as well as items not allocated to segments. Typically the reporting segments of STMicroelectronics do not include restructuring and impairment expenses, or significant non-recurring items.

In 2007, STMicroelectronics early adopted IFRS 8 "Operating Segments". Based on the common interpretation of IFRS 8.23 and as supported by the IASB's view as laid out in the Basis for Conclusion (IFRS 8, BC35), STMicroelectronics reported total consolidated assets and total consolidated liabilities by product segment. After issuance of the financial statements as of December 31, 2007, the IASB has revised the requirements of IFRS 8 so that disclosure of total assets and liabilities for each reportable segment is only required when such measures are provided to the chief operating decision maker for decision making purposes. As disclosed above, STMicroelectronics's principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investment in front-end and back-end manufacturing facilities and are not made by product segments. Accordingly no total asset and total liability measure is provided to the chief operating decision maker for decision making purposes. Therefore STMicroelectronics decided to cease presenting total consolidated assets and total consolidated liabilities by product segments to provide information which are more in line with the basic principles of IFRS 8 and thus provide more relevant information. The segment information of the comparative year presented in the financial statements as of December 31, 2008, has been restated accordingly.

Net revenues by product segment

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
Net revenues by product segment:
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	4,129	3,944
Industrial and Multisegment Products Sector (IMS)	3,329	3,138
Wireless Products Sector (WPS)	2,030	1,495
Flash Memory Group segment	299	1,364
Others[7]	55	60
Total consolidated net revenues	9,842	10,001

Net revenues by product segment and by product line

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
Net revenues by product lines:
Home Entertainment & Displays (“HED”)	1,585	1,402
Automotive Products Group (“APG”)	1,460	1,419

7 Includes revenues from sales of subsystems and other products not allocated to product segments

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In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
Computer and Communication Infrastructure (“CCI”)	1,077	1,123
Others	7	-
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	4,129	3,944
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	2,393	2,313
Micro, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	936	825
Industrial and Multisegment Products Sector (IMS)	3,329	3,138
Wireless Multi Media (“WMM”)	1,293	1,288
Connectivity & Peripherals (“C&P”)	416	207
Cellular Systems ("CS")[8]	321	-
Wireless Products Sector (WPS)	2,030	1,495
Others	55	60
Flash Memories Group (FMG)	299	1,364
Total consolidated net revenues	9,842	10,001

Operating income (loss) by product segment

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	107	198
Industrial and Multisegment Products Sector (IMS)	459	469
Wireless Products Sector (WPS)	(70)	105
Flash Memory Group segment	16	(51)
Total operating income by product segments	512	721

8 Cellular Systems includes the largest part of the revenues contributed by NXP Wireless and, as such, there are no comparable numbers available for 2007.

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Reconciliation from income (loss) by product segment to consolidated operating income (loss):

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
Total operating income of product groups	512	721

Operating items not allocated to segments:
Impairment on assets held for sale and related costs	(105)	(1,167)
Strategic R&D and other R&D programs	(24)	(20)
Start-up costs	(16)	(24)
Seniority awards	-	(21)
Other non-allocated provisions	(7)	21
Non-recurring purchase accounting expense related to inventory step-up	(110)	-
Total operating items not allocated to segments:	(262)	(1,211)

Further unallocated IFRS adjustments:
IP R&D expensed in US-GAAP	116	-
Net impact on capitalized development costs	138	87
Expenses considered as "Impairment and restructuring expenses" in US-GAAP and as "Cost of Sales", "R&D" or "SG&A" in IFRS	(255)	(179)
French Research tax credit classified as "Income tax benefit/(expense)"	-	56
Other differences related to ST-NXP Wireless business combination	(96)	-
Pension differences	4	55
Others non allocated expenses and US-GAAP to IFRS differences	(18)	65
Total of adjustments to US-GAAP accounts to comply with IFRS:	(111)	84
Operating profit/(loss)	139	(406)

The following is a summary of operations by entities located within the indicated geographic areas for 2008 and 2007. Net revenues represent sales to third parties from the country in which each entity is located. Non-current assets consist of property, plant and equipment, goodwill, and intangible assets. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which STMicroelectronics operates. As such, STMicroelectronics mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

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Net revenues

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
The Netherlands	2,737	3,123
France	178	223
Italy	185	220
USA	1,032	1,027
Singapore	4,939	4,795
Japan	492	483
Other countries	279	130
Total	9,842	10,001

Non-current assets

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
The Netherlands	1,080	1,002
France	1,765	1,906
Italy	1,037	1,262
Other European countries	2,089	186
USA	239	373
Singapore	678	735
Malaysia	306	288
Other countries	361	379
Total	7,555	6,131

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Payments for purchase of non-current assets

In million of U.S dollars	Year ended December 31, 2008	Year ended December 31, 2007
The Netherlands	22	44
France	472	407
Italy	141	288
Switzerland	375	375
Other European countries	66	53
USA	2	47
Singapore	110	180
Malaysia	104	99
Other countries	104	83
Total	1,396	1,576

38 — SIGNIFICANT CATEGORIES OF INCOME

	Year ended December 31, 2008	Year ended December 31, 2007

Sales of goods	9,792	9,966
License revenue and patent royalty income	50	35
Research tax credit recognized in Research and development	117	-
Research and development funding recognized in Other income	83	152
Finance income	145	156

Total	10,187	10,309

39 — SUBSEQUENT EVENTS

As discussed in Note 4, on February 1, 2009, STMicroelectronics exercised its option to purchase the 20% non-controlling interest of NXP in ST-NXP Wireless for a price of $92 million.
Also as discussed Note 32, on February 3, 2009, STMicroelectronics announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new group of entities, to be named ST Ericsson. The transaction was completed on the terms originally announced on August 20, 2008. ST Ericsson will be conducted through two sub-groups, one of which will be owned and controlled as to 50% plus controlling shares by ST and be responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The other will be owned and controlled as to 50% plus controlling shares by Ericsson and will be focused on selected strategic R&D activities. In addition to the contributions by ST and Ericsson of their respective businesses to the venture, Ericsson contributed $1,100 million net in cash to the new group of entities, out of which $700 million was paid to STMicroelectronics.  The transaction will be accounted for as a business combination, and it is anticipated that STMicroelectronics will consolidate the venture entity that it controls and account for its non-controlling interest in the other venture entity under the equity method of accounting. The purchase price accounting for the transaction has not yet been completed.

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As previously disclosed in the Note 5 and in public filings, STMicroelectronics had instituted arbitration proceedings against Credit Suisse in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit link notes (the “Securities”) instead of the Federally guaranteed student loan securities that had been specifically mandated by STMicroelectronics for purchase. On February 12, 2009 an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded STMicroelectronics an amount of approximately $406 million comprising compensatory damages, as well as interest, attorney's fees, and consequential damages, which were assessed against Credit Suisse. In addition, STMicroelectronics is entitled to retain the about $25 million interest award which had already been paid.  In return, STMicroelectronics will transfer ownership of the Securities to Credit Suisse. On February 17, 2009, STMicroelectronics filed a petition in the United States District Court for the Southern District of New York seeking confirmation of the FINRA award. Credit Suisse has responded by seeking to vacate the FINRA award. Pending final decision on the enforceability of the FINRA award, and as described in Note 5, STMicroelectronics computes the value of the Securities consistent with its accounting policies. Accordingly, the Securities, with a par value of $415 million, were carried on STMicroelectronics’s books at December 31, 2008 as non-current financial assets at a value of $242 million, as the result of impairment charges recorded against income in 2007 and 2008. During the first quarter of 2009, the valuation of the Securities, computed on the same basis as described in Note 5, declined by $58 million. Payment by Credit Suisse of the FINRA award is expected to result in a gain in STMicroelectronics’s consolidated statement of income corresponding to the difference between the amount of the FINRA award plus applicable interest to be paid to STMicroelectronics by Credit Suisse, less related costs and the then current carrying amount in ST books of the Securities, which will be transferred by STMicroelectronics to Credit Suisse as required by the FINRA award.

Due to deterioration of both the global economic situation and the memory market segment, as well as Numonyx’s revision to its 2009 projected results, STMicroelectronics re-assessed the fair value of its equity investment in Numonyx during the first quarter and, as a result, recorded a $200 million impairment charge in the period. The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies.

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COMPANY FINANCIAL STATEMENTS

COMPANY BALANCE SHEETS AS AT DECEMBER 31, 2008 AND 2007

COMPANY STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

NOTES TO STMICROELECTRONICS FINANCIAL STATEMENTS

OTHER INFORMATION

AUDITOR’S REPORT

APPROPRIATION OF RESULT

PROPOSED CASH DIVIDENDS

SUBSEQUENT EVENTS

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STMICROELECTRONICS N.V. COMPANY BALANCE SHEETS

(before proposed appropriation of income)

		As at				As at
In million of U.S. dollars	Note	Dec. 31, 2008	Dec. 31, 2007	In million of U.S. dollars	Note	Dec. 31, 2008	Dec. 31, 2007
ASSETS				SHAREHOLDERS’ EQUITY AND LIABILITIES
Non-current assets:				Shareholders’ equity	13
Goodwill	4	148	186	Issued and paid in capital		1,331	1,394
Other intangibles assets	4	694	795	Additional paid in capital		1,719	1,588
Property, plant and equipment	5	11	8	Retained earnings		4,524	5,481
Investments in subsidiaries	6	8,035	6,907	Legal reserve		1,123	1,207
Investments in associates	7	510	-	Other Reserves		581	722
Restricted cash for equity investments	16	250	250	Result for the year		(519)	(439)
Available-for-sale financial assets	8	439	390	Total shareholders’ equity		8,759	9,953
Long-term loans and receivables		6	4	Provisions
Other non-current assets		21	31	Retirement benefit obligations	20	5	6
Subtotal non-current assets		10,114	8,571	Deferred tax liabilities	15	132	110
				Total Provisions		137	116
Long-term deferred tax assets	15	73	31	Long-term liabilities
Total non-current assets		10,187	8,602	Long-term debt	14	1495	984
Current assets				Other non-current liabilities	16	450	303
Inventories	9	62	106	Total long-term liabilities		1.945	1,287
Trade account receivable	10	251	386	Short-term liabilities
Group companies short-term loans	11	592	638	Current portion of long-term debt	14	29	2
Other group companies receivables	12	1397	1,260	Trade accounts payable		30	36
Assets Held for Sale		-	322	Group companies short term notes payable	12	25	27
Other Receivables		56	44	Other group companies payable	12	2,317	1,317
Other current assets		73	39	Other payables and accrued liabilities		213	48
Available for sale financial assets	8	357	454	Accrued income tax		20	14
Cash and cash equivalents		500	949
Total current assets		3,288	4,198	Total short-term liabilities		2,634	1,444
TOTAL ASSETS		13,475	12,800	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		13,475	12,800

The accompanying notes are an integral part of these financial statements.

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STMICROELECTRONICS N.V. COMPANY
STATEMENTS OF INCOME

	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007
(In million of U.S. dollars)
Result after taxes	(1,395)	275
Result from subsidiaries	876	(714)
Net Result	(519)	(439)

The accompanying notes are an integral part of these financial statements.

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STMICROELECTRONICS N.V.
NOTES TO STMICROELECTRONICS FINANCIAL STATEMENTS

1 — GENERAL

A description of STMicroelectronics N.V. (“STMicroelectronics”), its activities and group structure are included in the Consolidated Financial Statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by European Union. STMicroelectronics holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, STMicroelectronics operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

2 — BASIS OF PRESENTATION

In accordance with article 2:362 Part 8 of the Netherlands Civil Code, STMicroelectronics N.V. (“STMicroelectronics”) has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 2).

The functional and presentation currency of STMicroelectronics is the U.S. dollar.

All balances and values are in million of U.S. dollars, except otherwise noted.

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

Subsidiaries are all entities over which STMicroelectronics has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether STMicroelectronics controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to STMicroelectronics. They are de-consolidated from the date that control ceases.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as STMicroelectronics effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by STMicroelectronics in its consolidated financial statements.

STMicroelectronics records a provision for negative net asset values in its subsidiaries when STMicroelectronics is fully or partially liable for the debts of its subsidiaries. Guarantees given by STMicroelectronics to its subsidiaries are further described in note 18.

Associates

Associates include all entities over which STMicroelectronics has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the consolidated balance sheet as “Investments in associates”.

The Group’s share in its associates' profit and losses is recognized in the consolidated income statement as “Share of gain (loss) of associates” and in the balance sheet as an adjustment against the carrying amount of the associate, and its share of post acquisition movement in reserves is recognized in reserves.

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The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When STMicroelectronics’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between STMicroelectronics and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by STMicroelectronics.

4 — INTANGIBLE ASSETS

	Goodwill	Technologies and licenses, internally developed software and purchase software	Capitalized development costs	Total
HISTORICAL COST
Balance at January 1, 2008	186	538	711	1,435
Additions	20	118	196	334
Disposal	(58)	(100)	(98)	(256)
Impairments	-	(20)	(69)	(89)
Balance at December 31, 2008	148	536	740	1424
ACCUMULATED AMORTIZATION
Balance at January 1, 2008	-	(349)	(105)	(454)
Disposal	-	47	13	60
Charge for the year	-	(65)	(123)	(188)
Balance at December 31, 2008	-	(367)	(215)	(582)
NET BOOK VALUE
At December 31 , 2008	148	169	525	842
At December 31, 2007	186	190	606	982

5 — TANGIBLE ASSETS

	Furniture and fixtures	Computer and R&D equipment	Other	Total
HISTORICAL COST
Balance at January 1, 2008	3	14	3	20
Additions	-	11	1	12
Disposals	(1)	(8)	-	(9)
Balance at December 31, 2008	2	17	4	23
ACCUMULATED DEPRECIATION
Balance at January 1, 2008	1	8	3	12
Charge for the year	-	2	-	2
Disposals	-	(2)	-	(2)
Balance at December 31, 2008	1	8	3	12
NET BOOK VALUE
At December 31, 2008	1	9	1	11
At December 31, 2007	1	6	1	8

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6 — INVESTMENTS IN SUBSIDIARIES

	2008	2007
Balance January 1,	6,907	7,438
Income from subsidiaries	876	(714)
Changes in other reserves of subsidiaries	116	196
Dividends paid	(1,026)	(911)
Capital increase (net of capital decreases)*	1,349	440
Translation effect of exchange rates	(187)	458
Balance at December 31,	8,035	6,907

Net capital increases in 2008 reflect investments in ST-NXP Wireless and Genesis Microchip (note 4 to our consolidated financial Statements) and the Numonyx transaction (note 7 to our Company financial Statements below). 2007 capital increase relates to capital contribution to subsidiaries in Malaysia and China, for a total amount of $305 million.

The investments in significant consolidated subsidiaries as at December 31, 2008 are presented below:

Legal Seat	Name	Percentage ownership (direct or indirect)

Australia – Sydney	STMicroelectronics PTY Ltd	100
Belgium – Leuven	NF Belgium NV*	80
Belgium – Zaventem	STMicroelectronics Belgium N.V. *	80
Belgium – Zaventem	Proton World International N.V.	100
Brazil – Sao Paolo	STMicroelectronics Ltda	100
Brazil – Sao Paulo	Incard do Brazil Ltda	50
Canada – Ottawa	STMicroelectronics (Canada), Inc.	100
Canada – Thorn hill	Genesis Microchip (Canada) Co.	100
China – Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China – Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China – Shanghai	Shanghai Blue Media Co. Ltd	65
China – Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China – Shanghai	Shanghai NF Wireless Trading Co. Ltd*	80
China – Shanghai	Shanghai NF Wireless Technology Co. Ltd*	80
China – Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China – Beijing	Beijing T3G Technology Co. Ltd*	80
Czech Republic – Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic – Prague	STN Wireless Sro*	80
Finland – Lohja	STMicroelectronics OY*	80
Finland – Helsinki	STMicroelectronics R&D OY*	80
France – Crolles	STMicroelectronics (Crolles 2) SAS	100
France – Montrouge	STMicroelectronics S.A.	100
France – Paris	ST-NXP Wireless France SAS*	80

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France – Rousset	STMicroelectronics (Rousset) SAS	100
France – Tours	STMicroelectronics (Tours) SAS	100
France – Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France – Grenoble	STMicroelectronics Wireless SAS*	80
Germany – Grasbrunn	STMicroelectronics GmbH	100
Germany – Grasbrunn	STMicroelectronics Design and Application GmbH	100
Germany – Grasbrunn	NXP Falcon Germany GmbH*	80
Holland – Amsterdam	STMicroelectronics Finance B.V.	100
Holland – Luchtaven	ST Wireless (holding) NV*	80
Holland – Eindhoven	NXP Wireless Holding 1 BV*	80
Holland – Eindhoven	NXP Wireless Holding 2 BV*	80
Hong Kong – Hong Kong	STMicroelectronics LTD	100
India – Noida	STMicroelectronics Pvt Ltd	100
India – Noida	STMicroelectronics (Wireless) Private Limited*	80
India – New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India – Bangalore	Genesis Microchip (India) Pvt Ltd	100
India – Bangalore	NF Wireless India Pvt Ltd*	80
Ireland – Dublin	NXP Falcon Ireland Ltd*	80
Israel – Netanya	STMicroelectronics Ltd	100
Italy – Catania	CO.RI.M.ME.	100
Italy – Aosta	DORA S.p.a.	100
Italy – Agrate Brianza	ST Incard S.r.l.	100
Italy – Naples	STMicroelectronics Services S.r.l.	100
Italy - Agrate Brianza	STMicroelectronics S.r.l.	100
Italy – Agrate Brianza	ST Wireless Italy Srl*	80
Japan – Tokyo	STMicroelectronics KK	100
Japan – Tokyo	NF Wireless Japan KK*	80
Japan – Tokyo	Genesis Japan KK	100
Japan	ST Wireless KK	80
Korea – Seoul	ST-NXP Wireless Korea Ltd*	80
Malaysia - Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia – Muar	STMicroelectronics SDN BHD	100
Malaysia – Muar	STMicroelectronics (Wireless) SDN.BHD*	80
Malta – Kirkop	STMicroelectronics Ltd	100
Mexico – Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico – Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco – Rabat	Electronic Holding S.A.	100
Morocco – Casablanca	STMicroelectronics S.A.	100
Morocco – Rabat	STMicroelectronics Wireless Maroc SAS*	80
Philippines – Calamba	STMicroelectronics Wireless Inc. *	80
Philippines – Calamba	NF Philippines Inc*	80
Singapore – Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore – Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore – Ang Mo Kio	ST Wireless Asia Pac Pte Ltd*	80
Singapore – Singapore	NF Singapore Pte Ltd*	80
Spain – Madrid	STMicroelectronics S.A.	100

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Sweden – Kista	STMicroelectronics A.B.	100
Sweden – Stockholm	ST Wireless AB*	80
Switzerland – Geneva	STMicroelectronics S.A.	100
Switzerland – Geneva	INCARD SA	100
Switzerland – Geneva	INCARD Sales and Marketing SA	100
Switzerland – Geneva	ST Wireless SA*	80
Switzerland – Zurich	ST-NXP Wireless (Holding) AG*	80
Taiwan – Taipei	NF Taiwan Ltd*	80
Turkey – Istanbul	STMicroelectronics Elektronik Arastirma ve Gelistirme Anonim Sirketi*	80
United Kingdom – Marlow	STMicroelectronics Limited	100
United Kingdom – Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom – Bristol	Inmos Limited	100
United Kingdom – Bristol	STMicroelectronics Wireless Ltd*	80
United Kingdom – Reading	Synad Technologies Limited	100
United Kingdom	NF UK, Ltd*	80
United States – Carrollton	STMicroelectronics Inc.	100
United States – Carrollton	ST-NXP Wireless Inc. *	80
United States – Carrollton	Genesis Microchip Inc, A Delaware Corporation	100
United States – Carrollton	Genesis Microchip (Del) Inc.	100
United States	Genesis Microchip LLC	100
United States	Genesis Microchip Limited Partnership	100
United States	Sage Inc	100
United States	Faroudja Inc	100
United States	Faroudja Laboratories, Inc.	100
United States – Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States – Wilsonville	The Portland Group, Inc.	100

* These entities are part of ST-NXP Wireless, and as of February 1, 2009, they have been transferred to ST-Ericsson, in which STMicroelectronics owns 50%.

7 — INVESTMENTS IN ASSOCIATES

	December 31, 2008	December 31, 2007
Beginning of the year	-	261
Acquisition of investments:
ATLab Inc.	3	-
Veredus Laboratoires Pte. Ltd.	11	-
Numonyx Holdings B.V.	496	-
Hynix ST Guarantee	-	2
Share of gain/ (loss) of associates	-	10
Foreign currency translation differences	-	16
Transfer of guarantee to non-current asset	-	(17)
Sale of investments:
Hynix ST investment held for sale	-	(272)
End of the year	510	-

As of December 31, 2008, STMicroelectronics owns 41.2% of Veredus, 8.1% of ATLab Inc. (“Atlab”)  and 48.6% of Numonyx B.V. and accounts for these investments in associates using the equity method.

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Numonyx

In 2007, STMicroelectronics announced that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of STMicroelectronics’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, STMicroelectronics would sell its flash memory assets, including its Hynix-ST investment, a NAND9 joint venture interest with Hynix Semiconductor Inc. and other NOR10 resources, to the new company, which was called Numonyx Holdings B.V. (“Numonyx”), while Intel would sell its NOR assets and resources.

STMicroelectronics’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its fair value of the investment in associate as per IFRS, including its investment in subordinated notes and its debt guarantee obligation, totaling $664 million.

In the recognition of its share of results in Numonyx, STMicroelectronics applies a one-quarter lag reporting. Consequently, its share of the results of Numonyx up to September 2008 has been reported by STMicroelectronics in its results for the period ended on December 31, 2008. Numonyx had no transactions in the three months ended December 31, 2008 that would require an adjustment for STMicroelectronics's results.

Summarized IFRS financial information for Numonyx (unaudited), as of September 27, 2008 and for the six months then ended that, because of the one-quarter lag discussed above, corresponds to the amounts included in STMicroelectronics’s Consolidated Financial Statements as of December 31, 2008 and for the twelve months then ended, are as follows:

Statement of Income Information:
Net sales	1,165
Gross profit	266
Net result	(119)
Balance sheet information:
Non current assets	1,427
Current assets	1,614
Non current liabilities	865
Current liabilities	512
Net worth	1,664

For more details on the Numonyx transaction and related balances, please see our Notes to consolidated financial statements and specifically note 3. Numonyx Holdings B.V. is registered in the Netherlands.

Veredus

In 2008, the Company acquired 41.2% of ownership interest in Veredus Laboratories Pte. Ltd (“Veredus”), a company located in Singapore which sells diagnostic solutions to the medical market. The acquisition amounted to $11 million and was fully paid in 2008. The investment is aimed at joining forces with established and growing players in the medical diagnostic market, accelerating thus market adoption of the Company’s LabOnCHip technology and products. The Company accounted for its interest in Veredus under the equity method.

9 NAND Flash : A type of non-volatile memory circuit that can be electrically erased and reprogrammed and allows for block-level access to memory cells.

10 NOR Flash : A type of non-volatile memory circuit that can be electrically erased and reprogrammed and allows for random access to any memory cell.

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The Company’s share in 2008 result of Veredus, reported on the line “Share of gain (loss) of associates” of the consolidated statement of income for the year ended December 31, 2008 was not material.

In the recognition of its share of results in Veredus, the Company applies a one-quarter lag reporting. Consequently, its share of the results of Veredus up to September 2008 has been reported by the Company in its results for the period ended on December 31, 2008. Veredus had no transactions in the three months ended December 31, 2008 that would require an adjustment for the Company's results.

ATLab

In 2008 the Company acquired 8.1% of ATLab Inc. (“Atlab”), a company located in the Republic of Korea which is a fabless semiconductor company specialized in mixed-signal System-on-Chip (SoC). The acquisition amounted to $3 million and was fully paid in 2008. The Company reviewed the extent of its control over Atlab in light of IAS28 and determined that it had significant influence. As a result Atlab is considered as an associate and valued under the equity method. The Company’s share in 2008 result of Atlab, reported on the line “Share of gain (loss) of associates” of the consolidated statement of income for the year ended December 31, 2008 was not material.

8 — AVAILABLE-FOR-SALE FINANCIAL ASSETS

Movements on available-for-sale financial assets are presented as follows:

	December 31, 2008	December 31, 2007

Beginning of the year	844	788
Exchange differences	-	16
Long term subordinated notes	168
Purchase of listed debt securities (floating rate notes)	-	18
Sale of listed debt securities (floating rate notes)	(90)	(40)
Purchase of unlisted equity securities	18	-
Impairment on unlisted equity securities	(7)	-
Purchase of unlisted debt securities (auction rate notes)	-	172
Sale of unlisted debt securities (auction rate notes)	-	(61)
Change in fair value of listed debt securities (floating rate notes)	(10)	-
Impairment of listed debt securities (floating rate notes)	-	(3)
Net losses on auction rate notes recognised in statements of income	(127)	(46)
End of the year	796	844
Less: non-current portion	(439)	(390)
Current portion	357	454

Long-term subordinated notes

STMicroelectronics received upon the creation of Numonyx long-term subordinated notes, amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These notes are reported on the line “Available-for-sale financial assets” (long-term). The nominal value of the notes was incremented in 2008 by $11 million of paid-in-kind of interest receivable. The aggregate fair value of Numonyx long-term notes as of December 31, 2008 was $168 million. Fair value measurement is based on publicly available swap rates for fixed income obligations with similar maturities.

Investments in debt securities

As at December 31, 2008, STMicroelectronics had investments in marketable debt securities with an aggregate fair value of $599 million, composed of $357 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating excluding impaired debt securities as detailed below of Aa2/A+ and $242 million invested in auction rate securities, representing interest in collateralized obligations and credit link notes.

The floating rate notes are reported as current assets on the line “Available-for-sale financial assets” on the balance sheet as at December 31, 2008, since they represent investments of funds available for current operations.

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The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in STMicroelectronics’s account by Credit Suisse Securities LLC contrary to STMicroelectronics’s instructions. They are classified as non-current assets on the line “available-fro-sale financial assets” as at December 31, 2008.

On the auction-rate securities, STMicroelectronics reported an impairment amounting to $127 million and $46 million in 2008 and 2007, respectively. Until December 31, 2007, the fair value of these debt securities, for which there are no observable secondary market trades, was measured: (i) based on the weighted average of available information from public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In 2008, no information regarding “mark-to-market” bids and “mark-to-model” valuations from the structuring financial institutions for these securities was available. Consequently, the fair value measure of these securities was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which STMicroelectronics believes approximates the orderly exit value in the current market. The additional impairment recorded in 2008 reflected downgrading events on the collateral debt obligations comparing the relevant ABX indexes at a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligation could further decrease in the future as a result of credit market deterioration and/or other downgrading. The estimated value of the corporate debt securities could also further decrease in the future due to a deterioration of the corporate industry indexes used for the evaluation.

STMicroelectronics sold $90 million of floating rate notes in 2008. The purpose of these sales was primarily to generate cash to fund the payment for NXP wireless business integration. No significant gain or loss was included in earnings as a result of these sales, as reported in the statement of income for the year ended December 31, 2008.

The maximum exposure to market risk is the fair value of the debt securities classified as available for sale.

Available-for-sale financial assets include the following:

	December 31, 2008	December 31, 2007

Listed securities:
Floating-rate Notes in U.S. dollars	357	454

Unlisted securities:
Auction rate Securities in U.S. dollars	242	369

Unlisted equity securities:
Equity securities – Euro zone countries	10	10
Equity securities – US	187	11
Total	796	844

Available-for-sale financial assets are denominated in the following currencies:

	December 31, 2008	December 31, 2007

Euro	10	-
US dollar	786	844
Other	-	-
Total	796	844

For further details on STMicroelectronics’s available for sale financial asset, see the consolidated financial statements of STMicroelectronics (Note 5).

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9 — INVENTORIES

The balance for inventories contains only finished goods.

10 — TRADE RECEIVABLES

Trade accounts receivable consisted of the following:

	December 31, 2008	December 31, 2007
Trade accounts receivable	253	390
Provision for impairment	(2)	(4)
Total	251	386

Trade receivables are expected to be recovered within one year.

11 — GROUP COMPANIES SHORT-TERM LOANS

Group companies short-term loans consisted of the following:

	December 31, 2008	December 31, 2007
ST Incard SA (Switzerland)
Loan due 2009 bearing interest at 3-month LIBOR plus 0.50%	63	66
STMicroelectronics Ltd. (Israel)
Interest-free loan due 2009	5	5
STMicroelecronics Finance B.V (Netherlands)
Loan due 2009 bearing interest at 1-month EURIBOR	311	565
ST Microelectronics Inc. (USA)
Loan due 2009 bearing interest at 3-month LIBOR	212	-
STMicroelectronics A.S. (Turkey)
Loan due 2009 bearing interest at 3-month LIBOR plus 0.0625%	1	2
Total short-term intercompany loans	592	638

12 — OTHER GROUP COMPANIES RECEIVABLES AND PAYABLES

	December 31, 2008	December, 31 2007
Trade receivables	1,230	1,199
Other receivables (advances)	167	61
Total group companies Receivables	1,397	1,260

Trade payables	1,343	988
Other payables	974	329
Other group companies payables	2,317	1,317
Short-term notes payable	25	27
Total group companies Payables	2,342	1,344

Group companies short-term notes payable consisted of the following:

	December 31, 2008	December 31, 2007
STMicroelectronis A.B (Sweden)
Note due 2009 bearing interest at 3-month STIBOR plus 0.50%	4	7
Proton World International N.V. (Belgium)
note due 2009 bearing interest at 3-month EURBOR plus 0.0625%	21	20
Total short-term intercompany notes payable	25	27

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13 — SHAREHOLDERS’ EQUITY

	Issued and paid in capital	Additional paid in capital	Retained earnings	Treasury Shares	Other Reserves	Legal Reserve	Result for the year	Total
Balance January 1, 2008	1,394	1,588	5,482	(274)	997	1,205	(439)	9,953
Net Result			(439)				439	-
Rights acquired on vested stock awards				(208)				(208)
Issuance of shares **								-
Stock-based compensation			(104)		76			(28)
Business combination		131						131
Dividends paid			(319)					(319)
Net result							(519)	(519)
Unrealized gain (loss) on debt securities					(10)			(10)
Development expenditures			(4)			4		-
Transfer to Legal reserve
Unrealized gain (loss) on derivatives, net of tax						(12)		(12)
Translation adjustment*	(63)		(92)			(74)		(229)
Balance December 31, 2008	1,331	1,719	4,524	(482)	1,063	1,123	(519)	8,759

*
The share capital of STMicroelectronics is denominated in euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.406). The translation differences are taken to legal reserves.

**	Issuance of shares is free of tax.

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2008 the number of shares of common stock issued was 910,307,305 shares (910,293,420 at December 31, 2007).

As of December 31, 2008 the number of shares of common stock outstanding was 874,276,833 (899,760,539 at December 31, 2007).

The euros equivalent of the issued share capital at December 31, 2008 amounts to euros 946,719,597 (2007: euros 946,705,157). For the changes in issued and paid in capital, additional paid in capital and other reserves; see the consolidated financial statements of STMicroelectronics.

Other reserves  and legal reserve consist of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments, all net of tax.

Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, STMicroelectronics acquired 29,520,220 shares as at December 31, 2008, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intents to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under STMicroelectronics’s share based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006, 2007 and 2008 Annual General Meeting of Shareholders.  As of December 31, 2008, 6,889,748 of these treasury shares were transferred to employees under STMicroelectronics’s share based remuneration programs of which 4,022,629 in the year ended December 31, 2008, following the full vesting of the 2005 stock-award plan, the vesting of the first and second tranches of the 2006 stock-award plan, the vesting of the first tranch of the 2007 stock-award plan together with the acceleration of the vesting of a limited number of stock-awards.

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As of December 31, 2008, STMicroelectronics owned a number of treasury shares equivalent to 36,030,472.

Non Distributable Reserve

The amount of the non distributable reserve was $2,454 million and $2,599 million in the year 2008 and 2007, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

14 — LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2008	December 31, 2007

Long-term portion of convertible debt 2016	822	779
Long-term credit facilities	673	205

Total long-term debt	1,495	984

Current portion of convertible debt 2013	-	2
Current portion of credit facilities	29	-

Total current portion on long-term debt	29	2

14.1. Convertible debt

In August 2003, the Group issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Group’s ordinary shares for each one thousand dollar face value of the bonds. The holders had the option to redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Group had the option to redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Group’s share price.

Pursuant to the terms of the convertible bonds due 2013, STMicroelectronics was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. On August 5, 2008, STMicroelectronics was required to repurchase 2,317 convertible bonds, at a price of $975.28 each. This resulted in a cash payment of $2 million. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at December 31, 2008 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price. At any time from August 20, 2006 STMicroelectronics may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of STMicroelectronics’s share price.

In February 2006, STMicroelectronics issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to STMicroelectronics of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008.

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The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. STMicroelectronics can call the bonds at any time after March 10, 2011 subject to STMicroelectronics’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. STMicroelectronics may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.

The Group assessed for separate accounting at issuance of the bond the two elements of equity and liability of the compound instrument. The bond terms enable the holder to receive cash settlement under certain circumstances and, consequently, the Group has classified the share conversion option as a financial liability in “Other non-current liabilities” at December 31, 2006. This financial liability was measured at fair value through profit and loss. Based on the existing market conditions at issuance, management estimated that separately valuing embedded share conversion would not be materially different from calculating the residual amount of the equity conversion as total bond proceeds, net of the fair value of the debt component. The fair value of the liability component of the convertible debt amounted to $700 million at issuance and includes the value of the holder’s redemption option and STMicroelectronics’s call options since these embedded derivatives were considered to be closely related to the host debt contract and could not be accounted for separately as freestanding derivatives. The Group determined the fair value of the liability component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a ten-year timeframe corresponding to the period from issuance to maturity. The fair value was calculated using cash flows discounted at a rate based on the non-convertible debt rate of 5.50%, reduced by 0.58% corresponding to the value of the put and call options.

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The convertible debt recognized in the balance sheet is calculated as follows:

Convertible debt 2013:	December 31, 2008

Face value of the convertible debt issued on August 2003	1,400
Conversion option classified as a financial liability	(136)
Accumulated interest recognized in retained earnings	115
Repayment in cash at redemption date	(1,379)

Liability component as of December 31, 2007	2
Interest expense recognized in 2007 consolidated statement of income	(2)
Convertible debt 2013 as of December 31, 2008	-

Convertible debt 2016:	December 31, 2008

Face value of the convertible debt issued in February 2006	974
Conversion option classified as a financial liability	(274)
Accumulated interest recognized in retained earnings	79

Liability component at of December 31, 2007	779
Interest expense recognized in 2007 consolidated statement of income	43
Convertible debt 2016 as of December 31, 2008	822

14.2. Credit facilities

The Group had unutilized committed medium term credit facilities with core relationship banks totalling $275 million. In addition aggregate amount of STMicroelectronics's and its subsidiaries' total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $816 million as of December 31, 2008. STMicroelectronics also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $20 million were paid back as at December 31, 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million as at December 31, 2008. STMicroelectronics maintains also uncommitted foreign exchange facilities totalling $773 million at December 31, 2008. At December 31, 2008, and December 31, 2007, amounts available under the short-term lines of credit were not reduced by any borrowing. At December 31, 2008 the Group had a technical temporary overdraft on a current bank account of $20 million resulting from a delayed funding of year end settlement of transactions done on behalf of an affiliate.

STMicroelectronics did not experience any breach of covenants related to long-term debts or short-term credit facilities in the years 2008 and 2007

14.3 Long-term debt credit facilities

	Year ended December 31, 2008	Year ended December 31, 2007

Balance at January, 1	205
Credit facilities increase	516	205
Credit facilities repayment	(20)
Balance at December, 31	701	205

Out of which short-term	29	-
Out of which long-term	673	205

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15 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities consisted of the following:

	December 31, 2008	December 31, 2007

Development costs amortization	52	30
Tax loss carry forward	19	-
Other temporary differences	2	1

Deferred tax assets	73	31

Development costs capitalization	(123)	(101)
Other temporary differences	(9)	(9)

Deferred tax liabilities	(132)	(110)

Net deferred income tax asset / (liability)	(59)	(79)

16 — OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	December 31, 2008	December 31, 2007

Share conversion option of convertible debt 2016 classified as financial liability (note 14)	274	277
Debt financial guarantee in favour of Hynix	17	17
Debt guarantee in favour of Numonyx	56	-
Numonyx capacity rights (non-current portion)	63	-
Other non-current liabilities	40	9

Total	450	303

Due to regulatory issues STMicroelectronics could not directly provide to Hynix (see note 3 to our consolidated financial Statements) with the $250 million long-term financing as originally planned. As a result, in 2006, STMicroelectronics entered into a ten-year term debt guarantee agreement with an external financial institution through which STMicroelectronics guaranteed the repayment of the loan by the joint venture to the bank. The debt guarantee was evaluated under IAS 39. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was originally recorded against the value of the equity investment, and is reclassified as non current asset after the disposal of investment.

Upon creation, Numonyx (see note 3 to our consolidated financial statements) entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and STMicroelectronics have each granted in favour of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise STMicroelectronics’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of Numonyx’s assets. The debt guarantee was evaluated under IAS 39. It resulted in the upfront recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction, which is being amortized on a pro rata basis over the four-year term. The amortization amount for 2008 equals $13 million.

The terms of the agreement for the inception of Numonyx included rights granted to Numonyx to use certain assets retained by STMicroelectronics. As at December 31, 2008 the value of such rights totaled $87 million, of which $24 million was reported as a current liability.

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17 — LOANS AND BANKS

STMicroelectronics has revolving lines of credit agreements with several financial institutions totalling $275 million at December 31, 2008 (2007: $413 million). At December 31, 2008 no amounts were drawn on these available lines of credit (2007: nil).

STMicroelectronics maintains also uncommitted foreign exchange facilities of $773 million.

18 — GUARANTEES AND CONTINGENCIES

Guarantees given by STMicroelectronics to its affiliates for the benefit of third parties amounted to approximately $ 1,670 million at December 31, 2008 as detailed in the Note 20 (2007: $1,292 million).

There is no other type of contingencies as of December 31, 2008 and 2007.

19 — WAGES, SALARIES AND SOCIAL CHARGES

	2008	2007
Wages and salaries	47	48
Social charges	6	6
Stock award compensation expense	-	-
Pension service costs	5	4
Complementary pension scheme for executives	2	2
Other employee benefits	1	2
	61	62

The average number of persons employed by STMicroelectronics during the year ended December 31, 2008 was 223 out of which 208 outside The Netherlands (2007: 255 out of which 236 outside The Netherlands).

20 — COMMITMENTS

STMicroelectronics’s commitments as of December 31, 2008 were as follows:

In million US$
	Total	2009	2010	2011	2012	2013	Thereafter
Operating leases	77	5	5	5	4	4	54
Purchase obligations	349	226	82	40	1	-	-
Of which Software, technology licenses and design	260	153	68	39	-	-	-
Of which other purchasing obligations	89	73	14	1	1	-	-
Long term debt obligations (including current portion)	2,440	29	103	1,139	103	806	260
Pension obligations	5	3	2	-	-	-	-
Other operational commitments	194	5	25	12	82	4	66
Total	3,065	268	217	1,196	190	814	380

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Other commitments

STMicroelectronics has issued guarantees totalling $1,670 million related to its subsidiaries debt and other obligations. Out of this, $703 million related to STMicroelectronics Finance B.V.’s obligation under the EUR500 million floating rate senior bond due in 2013. Also included in this amount is the $275 million guarantee not joint and several for 50% of Numonyx credit facilities.

21 — RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2008	December 31, 2007

Sales & other services	80	69
Other purchases	(48)	(45)
Accounts receivable	38	13
Accounts payable	(34)	(4)

22 — REMUNERATION TO MANAGING BOARD AND SUPERVISORY BOARD MEMBERS

For details on the remuneration to Managing Board and Supervisory Board members, see the consolidated financial statements of STMicroelectronics (Note 36).

23 — AUDITORS' FEES

The following audit fees were expensed in the income statement in the reporting period:

In U.S.dollars	2008	2007
Audit of the financial statements	5,384,962	5,758,230
Other audit procedures	15,360	194,940
Tax services	40,880	-
Total:	5,441,202	5,953,170

The fees listed above relate only to the procedures applied to STMicroelectronics and its consolidated group entities by accounting firms and external auditors as referred to in Section 1(1) of the Dutch Accounting Firms Oversight Act (Dutch acronym: WTA).

2008 Annual Report of STMicroelectronics N.V.
172 of 180 pages

April 15, 2009

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

Carlo Ferro (Executive Vice President, Chief Financial Officer)

THE SUPERVISORY BOARD

Antonino Turicchi (Chairman – reappointed as Chairman of the Supervisory Board on May 20, 2008)

Gérald Arbola (Vice Chairman)

Raymond Bingham

Douglas Dunn

Didier Lamouche

Didier Lombard

Alessandro Ovi

Bruno Steve

Tom de Waard

Matteo del Fante (Resigned from the Supervisory Board member on May 20, 2008)

2008 Annual Report of STMicroelectronics N.V.
173 of 180 pages

6. Other information

STMICROELECTRONICS N.V.

OTHER INFORMATION

DECEMBER 31, 2008

1.	AUDITORS’ REPORT

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented in the pages 176 and 177 of this annual report.

2.	APPROPRIATION OF RESULT — PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION

The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit in future years.

3.	PROPOSED 2008 CASH DIVIDEND AND RETAINED EARNINGS AND DIVIDEND POLICY

Upon the proposal of the Managing Board, the Supervisory Board decided to recommend to the 2008 AGM a cash dividend of $0.12 per share.

This recommendation is consistent with STMicroelectronics’s dividend policy as communicated and discussed at the 2005 AGM whereby:

a.
STMicroelectronics seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics.

b.
Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with STMicroelectronics’s objectives and financial situation, the distribution of a cash dividend, and

c.
The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

2008 Annual Report of STMicroelectronics N.V.
174 of 180 pages

4.	SUBSEQUENT EVENTS

As discussed in Note 32, on February 1, 2009, STMicroelectronics exercised its option to purchase the 20% non-controlling interest of NXP in ST-NXP Wireless for a price of $92 million.
Also as discussed Note 32, on February 3, 2009, STMicroelectronics announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new group of entities, to be named ST Ericsson. The transaction was completed on the terms originally announced on August 20, 2008. ST Ericsson will be conducted through two sub-groups, one of which will be owned and controlled as to 50% plus controlling shares by ST and be responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The other will be owned and controlled as to 50% plus controlling shares by Ericsson and will be focused on selected strategic R&D activities. In addition to the contributions by ST and Ericsson of their respective businesses to the venture, Ericsson contributed $1,100 million net in cash to the new group of entities, out of which $700 million was paid to STMicroelectronics.  The transaction will be accounted for as a business combination, and it is anticipated that STMicroelectronics will consolidate the venture entity that it controls and account for its non-controlling interest in the other venture entity under the equity method of accounting. The purchase price accounting for the transaction has not yet been completed.

As previously disclosed in the Note 5 and in public filings, STMicroelectronics had instituted arbitration proceedings against Credit Suisse in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit link notes (the “Securities”) instead of the Federally guaranteed student loan securities that had been specifically mandated by STMicroelectronics for purchase. On February 12, 2009 an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) awarded STMicroelectronics an amount of approximately $406 million comprising compensatory damages, as well as interest, attorney's fees, and consequential damages, which were assessed against Credit Suisse. In addition, STMicroelectronics is entitled to retain the about $25 million interest award which had already been paid.  In return, STMicroelectronics will transfer ownership of the Securities to Credit Suisse. On February 17, 2009, STMicroelectronics filed a petition in the United States District Court for the Southern District of New York seeking confirmation of the FINRA award. Credit Suisse has responded by seeking to vacate the FINRA award. Pending final decision on the enforceability of the FINRA award, and as described in Note 5, STMicroelectronics computes the value of the Securities consistent with its accounting policies. Accordingly, the Securities, with a par value of $415 million, were carried on STMicroelectronics’s books at December 31, 2008 as non-current financial assets at a value of $242 million, as the result of impairment charges recorded against income in 2007 and 2008. During the first quarter of 2009, the valuation of the Securities, computed on the same basis as described in Note 5 of the consolidated accounts, declined by $58 million. Payment by Credit Suisse of the FINRA award is expected to result in a gain in STMicroelectronics’s consolidated statement of income corresponding to the difference between the amount of the FINRA award plus applicable interest to be paid to STMicroelectronics by Credit Suisse, less related costs and the then current carrying amount in ST books of the Securities, which will be transferred by STMicroelectronics to Credit Suisse as required by the FINRA award.

Due to deterioration of both the global economic situation and the memory market segment, as well as Numonyx’s revision to its 2009 projected results, STMicroelectronics re-assessed the fair value of its equity investment in Numonyx during the first quarter and, as a result, recorded a $200 million impairment charge in the period. The calculation of the impairment was based upon a combination of an income approach, using discounted cash flows, and a market approach, using metrics of comparable public companies.

2008 Annual Report of STMicroelectronics N.V.
175 of 180 pages

6.1. Auditors Report

To the General Meeting of Shareholders of STMicroelectronics N.V.

Report on the financial statements
We have audited the accompanying financial statements 2008 of STMicroelectronics N.V., Amsterdam as set out on pages 56 to 173. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2008, the statements of income, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2008, the company statements of income for the year then ended and the notes.

The Managing Board's responsibility
The Managing Board of the company is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the directors' report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Managing Board, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2008, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

2008 Annual Report of STMicroelectronics N.V.
176 of 180 pages

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5f of the Netherlands Civil Code, we report, to the extent of our competence, that the directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 17 April 2009
PricewaterhouseCoopers Accountants N.V.

Ronald M. van Tongeren RA

2008 Annual Report of STMicroelectronics N.V.
177 of 180 pages

7. Important dates

29 April 2009	Q1 2009 Earnings Release
30 April 2009	Q1 2009 Earnings Conference Call
20 May 2009	Annual General Meeting
28 July 2009	Q2 2009 Earnings Release
29 July 2009	Q2 2009 Earnings Conference Call
20 October 2009	Q3 2009 Earnings Release
21 October 2009	Q3 2009 Earnings Conference Call

2008 Annual Report of STMicroelectronics N.V.
178 of 180 pages

8. Glossary

fADSL	As symmetrical digital subscriber line

ASD	application-specific discrete technology

ASIC	application-specific integrated circuit

ASSP	application-specific standard product

BCD	bipolar, CMOS and DMOS process technology

BiCMOS	bipolar and CMOS process technology

CAD	computer aided design

CMOS	complementary metal-on silicon oxide semiconductor

CODEC	audio coding and decoding functions

CPE	customer premises equipment

DMOS	diffused metal-on silicon oxide semiconductor

DRAMs	dynamic random access memory

DSL	digital subscriber line

DSP	digital signal processor

EMAS	Eco-Management and Audit Scheme, the voluntary European Community scheme for companies performing industrial activities for the evaluation and improvement of environmental performance

EEPROM	electrically erasable programmable read-only memory

EPROM	erasable programmable read-only memory

EWS	electrical wafer sorting

G-bit	gigabit

GPRS	global packet radio service

GPS	global positioning system

GSM	global system for mobile communications

GSM/GPRS	European standard for mobile phones

HCMOS	high-speed complementary metal-on silicon oxide semiconductor

IC	integrated circuit

IGBT	insulated gate bipolar transistors

IPAD	integrated passive and active devices

ISO	International Organization for Standardization

K-bit	kilobit

2008 Annual Report of STMicroelectronics N.V.
179 of 180 pages

LAN	local area network

M-bit	megabit

MEMS	micro-electro-mechanical system

MOS	metal-on silicon oxide semiconductor process technology

MOSFET	metal-on silicon oxide semiconductor field effect transistor

MPEG	motion picture experts group

ODM	original design manufacturer

OEM	original equipment manufacturer

OTP	one-time programmable

PDA	personal digital assistant

PFC	power factor corrector

PROM	programmable read-only memory

PSM	programmable system memories

RAM	random access memory

RF	radio frequency

RISC	reduced instruction set computing

ROM	read-only memory

SAM	serviceable available market

SCR	silicon controlled rectifier

SLIC	subscriber line interface card

SMPS	switch-mode power supply

SoC	system-on-chip

SRAM	static random access memory

SNVM	serial nonvolatile memories

TAM	total available market

USB	universal serial bus

VIPpower(TM)	vertical integration power

VLSI	very large scale integration

XDSL	digital subscriber line

2008 Annual Report of STMicroelectronics N.V.
180 of 180 pages

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date	April 28, 2009	By:	/s/ Carlo Ferro
		Name	Carlo Ferro
		Title	Executive Vice President and Chief Financial Officer